SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

ANNUAL REPORT

(From January 1, 2009 to December 31, 2009)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements

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1. Company

A. Name and Contact Information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA”, which shall be written in English as “LG Display Co., Ltd.”

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-0978. Our website address is http://www.lgdisplay.com.

B. Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
	December 2008	A1

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
Corporate Debenture	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
	June 2007	A+
	September 2008	A+
	July 2009	AA-
	October 2009	AA-

	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
	June 2007	A+
	September 2008	A+
	July 2009	AA-
December 2009

	October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)
December 2009

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C. Capitalization

(1) Change in Capital Stock (as of December 31, 2009)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS)

Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)

**	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
***	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2) Convertible Bonds (as of March 12, 2010)

(Unit: US$, Share)

	Item	Content
	Issuing date	April 18, 2007

	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	US$550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	(Won)48,075 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,680,811 shares if all are converted*

	Remarks	- Registered form - Listed on Singapore Exchange

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*	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010.

D. Voting rights (as of December 31, 2009)

(Unit: share)

Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

At the annual general meeting of shareholders on March 12, 2010, our shareholders approved a cash dividend of (Won)500 per share of common stock.

Dividends during the recent three fiscal years

Description	2009	2008	2007
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	1,067,947	1,086,896	1,344,027
Earnings (Loss) per share (Won)	2,985	3,038	3,756
Total cash dividend amount (Million Won)	178,908	178,908	268,362
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	16.8	16.5	20.0
Cash dividend yield (%)	1.3	2.2	1.6
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	500	500	750
Stock dividend per share (Share)	—	—	—

*	Earnings per share is calculated based on par value of (Won)5,000 per share.

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*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then our business has been focused on the research, development, manufacture and sale of display panels applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of December 31, 2009, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an OLED facility in Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of December 31, 2009, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets that utilize our LCD panels. Because our OLED business represents only an extremely small part of our overall business, only our LCD business has been categorized as a reporting business segment. In addition, because our television sales business is operated by our affiliated company, we have not categorized our television sales business as a separate reporting business segment.

Financial highlights by business (based on non-consolidated, Korean GAAP)

(Unit: In billions of Won)

2009	LCD business
Sales Revenue	20,119
Gross Profit	1,821
Operating Profit	1,001

B. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition between the players within the industry and production capacity in the industry, including ours, is being continually increased.

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•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, the average selling prices of display panels may decline. Conversely, demand surges and fluctuations in the supply chain may lead to price increases.

(3) Market Condition

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Hydis Technologies

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, Hannstar etc.

c. Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

(4) Market shares

•	Our worldwide market share for large-sized TFT-LCD panels (10-inch or larger) based on revenue is as follows:

	2009	2008	2007
Panels for Notebook Computers	30.3%**	29.6%**	28.5%
Panels for Monitors	23.9%	17.7%	15.6%
Panels for Televisions	24.4%	19.4%	22.0%
Total	25.2%	20.6%	20.4%

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*	Source: DisplaySearch February 2010
**	Includes panels for netbooks.

(5) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module for 47-inch LCD televisions that is sturdy and provides high-quality images, a large three-dimensional multi-vision LCD panel which does not require special viewing glasses, one of the world’s most energy efficient LCD panels for 32-inch LCD televisions that uses less than 1 watt per inch, a 47-inch digital photo television which can utilize its standby power to display digital pictures and the world’s first Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009, we entered into a long term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years.

C. New business

•

In October 2007, we decided to invest in an 8th generation fabrication facility (P8) to expand our production capacity in line with the growing large-sized LCD television market. The construction of P8 has been completed and mass production at P8 commenced in March 2009. In July 2008, we decided to invest in a 6th generation fabrication facility (P6E) to expand our production capacity. The construction of P6E has been completed and mass production at P6E commenced in April 2009.

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•	We also plan to strengthen our market position in future display technologies by accelerating the development of flexible display technologies and leading the LED backlight LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, in February 2008, we purchased 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008, we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, at a purchase price of (Won)6.2 billion and in May 2008, we purchased 1,008,875 shares of TLI Inc., which produces core LCD panel components such as timing controllers and driver integrated circuits, at a purchase price of (Won)14.1 billion. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of ADP Engineering Co., Ltd. at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased 34,125,061 shares of common stock of RPO Inc. at a purchase price of US$12.3 million. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In addition, in December 2009, we purchased 420,000 global depositary receipts of Prime View International Co., Ltd. at a purchase price of US$9.9 million. By promoting strategic relationships with equipment and parts suppliers, which enables us to obtain a stable source of supply of equipment and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth-RGB Electronics Co., Ltd. founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a long-term stable panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

•

We are making an effort to strengthen our competitiveness in the solar cell business, which is emerging as a future growth engine. As part of this effort, in June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd. at a purchase price of (Won)6.1 billion. Dynamic Solar Design Co., Ltd. produces equipment for the solar cell business.

•

As part of our strategy to expand our production capacity overseas, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

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•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. We invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company.

•

In December 2009, we invested (Won)1.8 billion and acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No.16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the indirect investment.

•

In July 2009, in order to expand our back-end module assembly capacity for liquid crystal display production, we entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. to purchase all of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. at a purchase price of (Won)3.5 billion. Pursuant to the terms of such transaction, in December 2009, we acquired all of the equity interests of LG Electronics (Nanjing) Plasma Co., Ltd.

3. Major Products and Raw Materials

A. Major products in 2009

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	19,172 (95.3%	)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	947 (4.7%	)
Total					20,119 (100%	)

*	Including local export.
**	Period: January 1, 2009 ~ December 31, 2009.

B. Average selling price trend of major products

The average selling prices of LCD panels have decreased due to oversupply for LCD panels. The average selling prices of LCD panels are expected to continue to fluctuate due to imbalances in the supply and demand for LCD panels.

(Unit: US$ / m2)

Description	2009 Q4	2009 Q3	2009 Q2	2009 Q1
TFT-LCD panel	809	833	739	669

*	Semi-finished products in the cell process have been excluded.

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**	Quarterly average selling price per square meter of net display area shipped
***	On a consolidated basis

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	3,592	26.73%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		3,681	27.39%	Heesung Electronics Ltd., etc.
		Polarizer		1,836	13.67%	LG Chem., etc.
		Others		4,328	32.21%	-
Total				13,437	100%	-

*	Period: January 1, 2009 ~ December 31, 2009

4. Production and Equipment

A. Production capacity and calculation

(1) Calculation method of production capacity

Year: Maximum monthly input capacity during the year x number of months (12 months).

(2) Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2009	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	15,003	12,492	11,544

B. Production performance and utilization ratio

(1) Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2009	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	12,860	11,042	10,182

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(2) Utilization Ratio

(Unit: Hours)

Business place (area)	Available working hours of 2009	Actual working hours of 2009	Average utilization ratio
Gumi (TFT-LCD)	8,760 (24 hours x 365 days)	8,707 (24 hours x 362.8 days)	99.4%
Paju (TFT-LCD)	8,760 (24 hours x 365 days)	8,748 (24 hours x 364.5 days)	99.9%

C. Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures of approximately (Won)4 trillion, on a consolidated basis, for the expansion of existing production lines and the construction of new facilities. Such amount is subject to change depending on business conditions and market environment.

5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2009	2008	2007
TFT-LCD	Products, etc.	TFT-LCD	Overseas	19,172	14,801	13,137
			Korea*	947	1,064	1,026
			Total	20,119	15,865	14,163

*	Includes local export.

B. Sales route and sales method

(1) Sales organization

•	As of December 31, 2009, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, Singapore and China (Shanghai and Shenzhen) perform sales activities and provide local technical support to customers.

(2) Sales route

One of the following:

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Singapore/China (Shanghai and Shenzhen)), etc. g System integrators, Branded customers g End users

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•	LG Display HQ g System integrators, Branded customers g End users

(3) Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels

(4) Sales strategy

•	To secure stable sales to major personal computer makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD television market including in the category of full-high definition 120Hz television monitors

•

To diversify our market in the mobile business segment, including products such as mobile phone, P-A/V, automobile navigation systems, e-book, aircraft instrumentation and medical diagnostic equipment, etc.

(5) Purchase Orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market Risks

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Infovision, Hydis Technologies, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Innolux, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

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Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B. Risk Management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7. Derivative contracts

A. Derivative Instruments

Derivative instruments used by us for hedging purposes as of December 31, 2009 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

B. Hedge of fair value

We enter into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied to the abovementioned derivatives.

(1) Foreign currency forward contracts

Details of foreign currency forwards outstanding as of December 31, 2009 are as follows:

(In millions of Won and US$, except forward rate)

Bank	Maturity date	Selling		Buying		Forward rate
UBS and 8 others	January 22, 2010 ~ February 26, 2010	US$	175	(Won)	207,276	(Won)1,177.0:US$1 ~ (Won)1,200.5:US$1

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(2) Unrealized gains and losses

Unrealized gains and losses related to the above derivatives as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	2,674	—

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the year ended December 31, 2009.

C. Hedge of cash flows

Details of our derivative instruments related to hedge of cash flows from changes in foreign currency exchange rates and interest rates related to floating rate debt as of December 31, 2009 are as follows:

(1) Cross Currency Swap

In 2009, we early settled our two floating to fixed cross currency swaps in the amount of US$100 million and US$50 million, respectively. As a result, as of December 31, 2009, we had no cross currency swaps outstanding. Net unrealized gains and losses, net of the related deferred tax effects, incurred prior to the early settlement of the cross currency swaps were recorded as accumulated other comprehensive income.

In relation to the above-mentioned cross currency swap, unrealized losses with present value of (Won)4,523 million recorded as accumulated other comprehensive income are expected to be charged to operations as losses within twelve months of December 31, 2009.

(2) Interest Rate Swap

(In millions of US$, except forward rate)

Bank	Maturity date	Contract amount		Contract rate

Standard Chartered First Bank Korea	May 24, 2010	US$	100	Receiving floating rate	6-month LIBOR
				Paying fixed rate	5.644%

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Net unrealized gains and losses, net of the related deferred tax effects, were recorded as accumulated other comprehensive income.

In relation to the above-mentioned interest rate swap, unrealized losses with present value of (Won)3,047 million recorded as accumulated other comprehensive income are expected to be charged to operations as losses within twelve months of December 31, 2009.

(3) Unrealized gains and losses

Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains	Unrealized losses	Cash flow hedge requirements
Cross currency swap	—	8,144	Fulfilled

Interest rate swap	—	3,047	Fulfilled

D. Realized gains and losses

Realized gains and losses related to derivative instruments for the year ended December 31, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains	Transaction losses
Cash flow hedge	Cross currency swap	55	13,645

Cash flow hedge	Interest Rate Swap	—	5,422

Cash flow hedge	Foreign currency forwards	—	2,534

Fair value hedge	Foreign currency forwards	52,350	52,991

8. Major contracts

•

January 2009: We entered into a long-term supply agreement with Apple Inc. to supply LCD panels to Apple Inc. for 5 years. In connection with the Agreement, we received long-term advances from Apple Inc. in the amount of US$500,000,000 in January 2009 which will be offset as the consideration for products supplied to Apple Inc.

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9. Research & Development

A. Summary of R&D Expense

(Unit: In millions of Won)

	Account	2009	2008	2007
	Material Cost	400,467	302,445	246,577
	Labor Cost	191,507	128,041	110,586
	Depreciation Expense	89,459	21,679	22,516
	Others	92,905	49,027	34,737
	Total R&D Expense	774,338	501,192	414,416

Accounting Treatment	Selling & Administrative Expenses	168,081	148,037	106,082
	Manufacturing Cost	606,257	353,155	308,334
	R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	3.8%	3.2%	2.9%

B. R&D achievements

[Achievements in 2007]

1) Development of first Poland model

•	32-inch HD model

2) Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

3) Development of new concept backlight model

•	Development of 32-inch HD model

•	42/47-inch model under development

4) Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by television interlace signals

5) Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

6) Development of GIP (Gate in Panel) application model 15XGA

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

7) 24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

17

8) 15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

9) Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

10) Development of backlight localization model

•	32-inch HD model

11) Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

12) Development of technology that improves panel transmittance

•	Expected to be applied to new models

13) Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

14) Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Reduction in source drive integrated circuits: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

15) COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

16) 26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

17) 2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. Most a-Si TFT LCD panels currently produced generally have borders measuring closer to 2mm

18) Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

19) 42FHD Ultra-Slim LCD television development

•	Development of ultra-slim (19.8mm in thickness) 42-inch television panel

20) 37FHD COF adoption LCD television development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

21) CCFL scanning backlight technology development

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•	Achieve 6ms MPRT from 8ms

22) 24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

23) 13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology

(3.5mm in thickness, 275g in weight)

24) IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

25) Notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

26) Free form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

27) 42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels

28) New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

29) New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

30) PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

31) LED backlight 47FHD television model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

32) 24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

19

•	Our first display port interface type monitor

33) Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with television applications

•	Development of our first 27W size model

34) Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

35) Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

36) Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

37) 8.9-inch small-sized notebook (netbook) model development

•	Development of minimum size notebook model for improved portability

38) New aspect ratio 16:9 notebook model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch notebook model development

39) Development of highest resolution for mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

40) 42FHD super narrow bezel LCD television development

•	Development of narrow bezel (10.0mm in metal bezel) 42-inch television panel

41) 47FHD slim depth & narrow bezel LCD television development

•	Development of slim (20.8mm in thickness) & narrow bezel (14.0mm in metal bezel) 47-inch television panel

42) Display port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

43) LCM rotation circuit development

•	Increases the design flexibility of television sets by using a 180° screen rotation function

44) Small- to medium-sized television model development

•	To meet increased demand for secondary television sets

•	19/22/26 inch model development

45) 55FHD television model development

•	Development of 55-inch (a new category) television panel applying scanning B/L technology

20

46) Development of television model applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD television applying GIP+TRD technology

47) One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94→$1.1

48) 42FHD Gate Single Bank technology development

•	Reduction in gate driver integrated circuits by applying 42FHD Gate Single Bank technology: 8ea → 4ea

49) 22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

50) 21.5-inch TN FHD model development applying 960ch source driver integrated circuits chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea → 6ea

51) 27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 spect ratio, more than 2.07 million pixel and FHD Resolution

52) a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

53) Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED television (15-inch HD)

[Achievements in 2009]

54) Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

55) Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

56) Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea → 6ea

21

57) Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

58) 240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

59) Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

60) Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 → 2.2±0.25

61) Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

62) Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

63) Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea → 0ea

•	Reduction in source drive integrated circuits: 6ea → 2ea

64) Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

65) Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t → 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

66) Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea → 6ea

•	Removal of gate driver integrated circuits by applying GIP (Gate in Panel) technology

67) Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t → 14.5t

•	To meet Energy Star 5.0 standards

68) Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea → 4ea

22

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

69) Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t → 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperature ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea → 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

70) Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30% → development of high efficiency lamp and improvement of optics sheet optical efficiency

71) Development of GIP and high aperature ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

72) Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

73) Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness : 6.5mm → 4.3mm

74) Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution : 1024x576 → 1024x600, 1366x768

75) Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

76) Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

77) Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

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78) Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

79) Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

80) Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

81) Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

82) Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576→1024 x 600

•	Reduction in cost by applying COG instead of COF

83) Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

84) Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t → 4.3t

85) Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

86) Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

87) Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

88) Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

89) Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

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90) Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

91) Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

92) Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

93) Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

94) Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

95) Development of world’s first 22W e-IPS monitor applying GIP (Gate In Panel) technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8ea→6ea)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

96) Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

97) Development of world’s first monitor applying GIP (Gate In Panel), DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP (Gate In Panel) technology

25

•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

98) Development of shutter glass type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

99) One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

•	Slim design: optimization of mechanical structure

100) Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

10. Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11. Intellectual Property

As of December 31, 2009, we currently hold a total of 12,151 patents, including 5,630 in Korea, and 6,521 in other countries.

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12. Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009, and we are currently conducting a feasibility study on the CDM project design document and working toward receiving the approval of the Korean government for such projects. In addition, as of December 31, 2009, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, the Gumi module production plant and the Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

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We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

13. Financial Information

A. Financial highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won, except for per share data)

Description	2009	2008	2007	2006	2005
Current Assets	7,897,206	6,256,112	5,644,253	2,731,656	3,196,934
Quick Assets	6,610,901	5,374,609	4,963,657	1,996,280	2,725,169
Inventories	1,286,305	881,503	680,596	735,376	471,765
Non-current Assets	10,987,957	10,245,875	7,750,182	10,084,191	9,798,981
Investments	1,177,182	973,322	489,114	361,558	213,984
Tangible Assets	8,731,929	8,431,214	6,830,600	8,860,076	8,988,459
Intangible Assets	240,900	194,343	111,530	114,182	149,894
Other Non-current Asset	837,946	646,996	318,938	748,375	446,644
Total Assets	18,885,163	16,501,987	13,394,435	12,815,847	12,995,915
Current Liabilities	5,720,245	4,227,226	2,245,410	2,694,389	2,594,282
Non-current Liabilities	3,039,634	2,998,739	2,859,652	3,231,782	2,726,036
Total Liabilities	8,759,879	7,225,965	5,105,062	5,926,171	5,320,318
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Capital Surplus	2,311,071	2,311,071	2,311,071	2,275,172	2,279,250
Capital Adjustment	(713)	—	—	—	—
Other Accumulated Comprehensive Income (Loss)	134,874	173,938	5,823	(13,948)	(1,418)
Retained Earnings	5,890,973	5,001,934	4,183,400	2,839,373	3,608,686
Total Shareholder’s Equity	10,125,284	9,276,022	8,289,373	6,889,676	7,675,597

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Description	2009	2008	2007	2006	2005
Sales Revenues	20,119,342	15,865,240	14,163,131	10,200,660	8,890,155
Operating Income (Loss)	1,000,583	1,536,306	1,491,135	(945,208)	447,637
Income (Loss) from continuing operation	1,067,947	1,086,896	1,344,027	(769,313)	517,012
Net Income (Loss)	1,067,947	1,086,896	1,344,027	(769,313)	517,012
Earnings (loss) per share – basic	2,985	3,038	3,756	(2,150)	1,523
Earnings (loss) per share – diluted	2,954	3,003	3,716	(2,150)	1,523

B. Financial highlights (Based on Consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	2009	2008	2007	2006	2005
Current Assets	8,377,533	7,018,010	5,746,133	3,154,627	3,846,068
Quick Assets	6,672,171	5,881,337	4,922,209	2,101,922	3,155,283
Inventories	1,705,362	1,136,673	823,924	1,052,705	690,785
Non-current Assets	11,160,657	10,370,356	8,033,702	10,333,160	9,828,014
Investments	311,618	190,227	24,718	19,298	14,173
Tangible Assets	9,671,504	9,270,262	7,528,523	9,428,046	9,199,599
Intangible Assets	265,534	199,697	123,111	123,826	159,306
Other Non-current Asset	912,001	710,170	357,350	761,990	454,936
Total Assets	19,538,190	17,388,366	13,779,835	13,487,787	13,674,082
Current Liabilities	6,214,493	4,785,882	2,401,222	3,208,789	3,138,835
Non-current Liabilities	3,107,804	3,313,861	3,089,154	3,389,322	2,859,650
Total Liabilities	9,322,297	8,099,743	5,490,376	6,598,111	5,998,485
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Capital Surplus	2,311,071	2,311,071	2,311,071	2,275,172	2,279,250
Capital Adjustment	(713)	—	—	—	—
Other Accumulated Comprehensive Income (Loss)	134,874	173,938	5,823	(13,948)	(1,418)
Retained Earnings	5,885,500	5,001,934	4,183,400	2,839,373	3,608,686
Minority Interest	96,082	12,601	86	—	—
Total Shareholder’s Equity	10,215,893	9,288,623	8,289,459	6,889,676	7,675,597

29

Description	2009	2008	2007	2006	2005
Sales Revenues	20,613,571	16,263,635	14,351,966	10,624,200	10,075,580
Operating Income (Loss)	1,067,241	1,735,441	1,504,007	(879,038)	469,697
Net Income (Loss)	1,083,653	1,086,778	1,344,027	(769,313)	517,012

C. Status of equity investment

•	Status of equity investment as of December 31, 2009:

Company	Paid-in Capital		Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	5,000,000	September 24,1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	1,807,914,180	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	855,487,730	August 7, 2006	89%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28,2007	100%
Suzhou Raken Technology Co., Ltd.	CNY	472,319,351	October 7, 2008	51%
LG Display Singapore Co., Ltd.	SGD	1,400,000	January 12, 2009	100%
LG Electronics (Nanjing) Plasma Co., Ltd.	CNY	206,918,375	December 29, 2009	100%
Paju Electric Glass Co., Ltd.	(Won)	14,400,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS., Ltd.	(Won)	9,699,600,000	July 30, 2008	37%
ADP Engineering Co., Ltd.	(Won)	6,300,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,021.96	November 3, 2009	26%
Global OLED Technology LLC	US$	61,250,000	December 23, 2009	49%
LB Gemini New Growth Fund No.16	(Won)	1,800,000,000	December 7, 2009	31%

30

14. Audit Information

A. Audit Service

	(Unit: In millions of Won)

Description	2009	2008	2007
Auditor	KPMG Samjong	KPMG Samjong	Samil PricewaterhouseCoopers
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation	700 (540)*	750 (750)**	650 (1,407)***
Time required	17,569	23,100	14,725

*	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit
**	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit
***	Compensation amount in ( ) is for US-GAAP audit and review, 20-F filing, SOX404 audit and IFRS audit Note) Compensation is based on annual contracts.

B. Non-audit Service

(Unit: In millions of Won)

Fiscal Year	Independent Auditor	Contract Date	Detail	Compensation
2009	KPMG Samjong	September 8, 2009	Agreed procedure regarding Company A	30
		December 18, 2009	Agreed procedure regarding Company B	140

15. Management’s Discussion and Analysis of Financial Condition and Results of Operations

A. Risk relating to Forward-looking Statements

The annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

31

B. Financial Condition and Results of Operations

1. Results of Operations (Based on Non-consolidated, Korean GAAP)

In 2009, we successfully commenced production at our P8 and P6E fabrication facilities and, according to DisplaySearch, we also increased our worldwide market share based on revenue for LCD panels in notebook computers, desktop monitors and in particular for LCD panels in television. During the same period, we have also achieved substantial growth in the sale of our mobile products and we have further strengthened our infrastructure for the commercialization of OLED technology. Our sales increased by 27% from (Won)15,865 billion in 2008 to (Won)20,119 billion in 2009. Despite the oversupply of LCD panels in the global market during the first half of 2009, due in large part to our efforts to strengthen our relationships with customers, our operating income amounted to (Won)1,001 billion and our net income amounted to (Won)1,068 billion in 2009.

(Unit: In millions of Won)

Description	2009	2008	Changes
Sales Revenue	20,119,342	15,865,240	4,254,102
Cost of Sales	18,298,074	13,626,602	4,671,472
Gross Profit	1,821,268	2,238,638	(417,370)
Selling and administrative expenses	820,685	702,332	118,353
Operating Income	1,000,583	1,536,306	(535,723)
Non-operating Income	1,582,656	3,127,987	(1,545,331)
Non-operating Expense	1,644,534	3,370,813	(1,726,279)
Income before income taxes	938,705	1,293,480	(354,775)
Income tax expenses (benefits)	(129,242)	206,584	(335,826)
Net income (loss)	1,067,947	1,086,896	(18,949)

1) Sales and Cost of Sales

Our cost of sales as a percentage of sales revenue increased by 5% from 85.9% in 2008 to 90.9% in 2009. Such increase was primarily attributable to changes in currency exchange rates and a decrease in the average selling prices of LCD panels and not to an increase in the cost of sales per panel. Although we have successfully decreased our cost of sales per panel in 2009 by promoting “Max Capa / Min Loss” and other activities to increase production capacity and production volume and reduce cost, our cost of sales as a percentage of sales revenue increased in 2009 compared to 2008 because the decrease in the average selling prices of LCD panels from 2008 to 2009 outpaced the decrease in our cost of sales per panel from 2008 to 2009. Consequently, despite an increase in our sales revenue in 2009 compared to 2008, our gross profit decreased in 2009 compared to 2008.

32

(Unit: In millions of Won, except percentages)

Description	2009		2008		Changes
Sales Revenue	(Won)	20,119,342	(Won)	15,865,240	(Won)	4,254,102	26.8%
Cost of Sales	(Won)	18,298,074	(Won)	13,626,602	(Won)	4,671,472	34.3%
Gross Profit	(Won)	1,821,268	(Won)	2,238,638	(Won)	(417,370)	(18.6)%
Cost of Sales as a percentage of Sales		90.9%		85.9%

2) Sales by Product Category

Due to the strong growth of the LCD television market, sales of our LCD panels for televisions accounted for over 50% of our sales revenue in 2009. We intend to further increase our market share for LCD panels in televisions by increasing our product competitiveness, including in 240Hz products, and by strengthening our sales promotion activities. The following table shows the sales generated by each of our product categories as a percentage of our sales revenue.

	2009	2008	2007
Panels for Televisions	55%	48%	47%
Panels for Desktop Monitors	23%	24%	26%
Panels for Notebook Computers	17%	23%	22%
Panels for Application	5%	5%	5%

3) Production Capacity

Our annual production capacity increased by 39% in 2009 compared to 2008, in large part due to the successful ramp-up of our P8 and P6E fabrication facilities and our “Max Capa / Min Loss” activities.

2. Financial Condition (Based on Non-consolidated, Korean GAAP)

Our current assets increased by (Won)1,641 billion from (Won)6,256 billion as of December 31, 2008 to (Won)7,897 billion as of December 31, 2009, and our non-current assets increased by (Won)742 billion from (Won)10,246 billion as of December 31, 2008 to (Won)10,988 billion as of December 31, 2009. Our current liabilities increased by (Won)1,493 billion from (Won)4,227 billion as of December 31, 2008 to (Won)5,720 billion as of December 31, 2009, and our non-current liabilities increased by (Won)41 billion from (Won)2,999 billion as of December 31, 2008 to (Won)3,040 billion as of December 31, 2009. Our shareholders’ equity increased by (Won)849 billion from (Won)9,276 billion as of December 31, 2008 to (Won)10,125 billion as of December 31, 2009.

33

(Unit: In millions of Won)

Description	2009	2008	Changes
Current Assets	7,897,206	6,256,112	1,641,094
Non-current Assets	10,987,957	10,245,875	742,082
Total Assets	18,885,163	16,501,987	2,383,176
Current Liabilities	5,720,245	4,227,226	1,493,019
Non-current Liabilities	3,039,634	2,998,739	40,895
Total Liabilities	8,759,879	7,225,965	1,533,914
Capital Stock	1,789,079	1,789,079	—
Capital Surplus	2,311,071	2,311,071	—
Capital Adjustments	(713)	—	(713)
Accumulated other Comprehensive Income and Expense	134,874	173,938	(39,064)
Retained Earnings	5,890,973	5,001,934	889,039
Shareholders’ Equity	10,125,284	9,276,022	849,262
Total liabilities and shareholders’ equity	18,885,163	16,501,987	2,383,176

In 2009, due in large part to our continuous “Max Capa” activities, we were able to increase the production capacities of our existing production facilities. In addition, we also commenced production at our P8 and P6E fabrication facilities, which further enabled us to increase our production capacity. Due to such increase, our inventory increased by (Won)356 billion from December 31, 2008 to December 31, 2009. This increase, combined with a reversal of write-down in inventory of (Won)48 billion from December 31, 2008 to December 31, 2009, resulted in the book value of our inventory increasing by (Won)404 billion from (Won)882 billion as of December 31, 2008 to (Won)1,286 billion as of December 31, 2009.

Our accounts receivable balance increased by (Won)1,327 billion from (Won)1,696 billion as of December 31, 2008 to (Won)3,023 billion as of December 31, 2009, primarily due to an increase in our fourth quarter sales in 2009 compared to our fourth quarter sales in 2008. Our fourth quarter sales increased by (Won)2,202 billion from (Won)3,723 billion in 2008 to (Won)5,925 billion in 2009. Meanwhile, the accounts receivables we sold to financial institutions as part of our accounts receivable factoring arrangements decreased by (Won)371 billion from (Won)601 billion in 2008 to (Won)230 billion (US$187 million / Yen 950 million) in 2009.

34

3. Liquidity and Capital Resources

Due to a general decrease in interest rates in 2009 compared to 2008, we reduced our cash and cash equivalents and increased our short-term financial instruments in 2009. Our cash and cash equivalents decreased by (Won)503 billion from (Won)1,208 billion as of December 31, 2008 to (Won)704 billion as of December 31, 2009 and our short-term financial instruments increased by (Won)445 billion from (Won)2,055 billion as of December 31, 2008 to (Won)2,500 billion as of December 31, 2009. This resulted in a decrease in cash and short-term financial instruments of (Won)59 billion from (Won)3,263 billion as of December 31, 2008 to (Won)3,204 billion as of December 31, 2009.

In 2009, our net cash provided by operating activities amounted to (Won)3.5 trillion, our net cash provided by our financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate bonds, amounted to (Won)267 billion and our net cash used in our investing activities, including the acquisition of tangible assets and investments in equity method investees, amounted to (Won)4.3 trillion.

We currently expect that our total capital expenditures on a cash-out basis to be approximately (Won)4 trillion. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, including whether to (i) expand our 8th generation fabrication facility to meet customer demand, (ii) invest in new business ventures or (iii) make additional investments in China, among others. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions.

(Unit: In millions of Won)

Description	2009	2008	Changes
Operating Income	1,000,583	1,536,306	(535,723)
Net cash provided by operating activities	3,492,808	4,955,484	(1,462,676)
Net cash provided by (used in) financing activities	267,222	(697,841)	965,063
Net cash used in investing activities	(4,263,492)	(4,159,606)	(103,886)
Cash and Cash Equivalents (as of Dec. 31)	704,324	1,207,786	(503,462)

16. Board of Directors

A. Independence of Directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons including three who are members of our audit committee. Of the remaining outside directors, Dongwoo Chun is currently serving as Chairman of the Outside Director Nomination and Corporate Governance Committee. As of December 31, 2009, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a member who was nominated by LG Electronics. On April 30, 2009, Paul Verhagen, who was nominated by Philips Electronics, resigned from his position as our board member, and on November 25, 2009, Bruce I. Berkoff resigned from his position as our board member.

35

B. Members of the Board of Directors

Members of the Board of Directors (as of December 31, 2009)

Name	Date of birth	Position	Business experience	First elected
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Home Entertainment Division of LG Electronics	March 1, 2008

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology	July 19, 2004

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus	March 23, 2005

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP	February 29, 2008

*	Paul Verhagen resigned on April 30, 2009.
*	Bruce I. Berkoff resigned on November 25, 2009.
*	Simon (Shin Ik) Kang resigned on March 12, 2010.
*	Ingoo Han resigned on March 12, 2010.

On March 12, 2010, Do Hyun Jung was elected as our non-outside director and Tae Sik Ahn was elected as our outside director by our shareholders at the annual general meeting of shareholders.

36

C. Committees of the Board of Directors

Committees of the Board of Directors (as of December 31, 2009)

Committee	Composition	Member

Audit Committee	3 outside directors	Ingoo Han, Yoshihide Nakamura, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	Simon (Shin Ik) Kang, Dongwoo Chun, William Y. Kim

Remuneration Committee	1 non-outside director and 1 outside director	Simon (Shin Ik) Kang, Dongwoo Chun

*	Simon (Shin Ik) Kang resigned on March 12, 2010.
*	Ingoo Han resigned on March 12, 2010.

On March  12, 2010, Tae Sik Ahn was elected as the chairman of our Audit Committee.

17. Information Regarding Shares

A. Total Number of Shares

(1) Total number of shares authorized to be issued (as of December 31, 2009): 500,000,000 shares.

(2) Total shares issued and outstanding (as of December 31, 2009): 357,815,700 shares.

B. Shareholder list

(1) Largest shareholder and related parties.

(Unit: share)

Name	Relationship	As of September 30, 2009
LG Electronics	Largest Shareholder	135,625,000 (37.9%)

Young Soo Kwon	Related Party	23,000 (0.0%)

(2) Shareholders who owned 5% or more of our shares as of December 31, 2009

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Citibank	18,513,073	5.2%

37

18. Directors and Employees

A. Directors

(1) Remuneration for directors in 2009

(Unit: In millions of Won)

Classification	Amount paid	Approved payment amount at shareholders meeting	Per capita average remuneration paid	Remarks
Non-outside Directors (3 persons) **	1,689	8,500	563
Outside Directors (5 persons)	285		57	• Three of our outside directors are members of the audit committee.

*	Period: January 1, 2009 ~ December 31, 2009
*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits
**	Amount paid to non-outside directors includes (i) remuneration for Paul Verhagen, who resigned on April 30, 2009 and (ii) remuneration for Bruce. I. Berkoff, who resigned on November 25, 2009.
**	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of non-outside/outside directors for the year ended December 31, 2009.

(2) Stock option

The following table sets forth certain information regarding our stock options as of December 31, 2009.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

38

B. Employees

As of December 31, 2009, we had 23,854 employees (excluding our executive officers). The total amount of salary paid to our employees for the year ended December 31, 2009 based on cash payment was (Won)1,002,188 million. The following table provides details of our employees as of December 31, 2009:

(Unit: person, in millions of Won)

Details of Employees*				Total Salary in 2009**	Per Capita Salary***	Average Service Year
Office Worker	Production Worker	Others	Total
7,664	16,190	—	23,854	1,002,188	46.85	4.3

*	Directors and executive officers have been excluded.
**	Welfare benefit and retirement expense have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2009 was (Won)176,020 million and the per capita welfare benefit provided was (Won)8.2 million.
**	Based on cash payment.
**	Includes incentive payments to employees who have transferred from our affiliated companies.
***	Per Capita Salary is calculated using the average number of average employees (21,390) for the year ended December 31, 2009.

19. Subsequent Event

39

LG DISPLAY CO., LTD.

Non-Consolidated Financial Statements

December 31, 2009 and 2008

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

We have audited the accompanying non-consolidated statements of financial position of LG Display Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2009 and 2008 and the results of its operations, the appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(b) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 18(b) to the non-consolidated financial statements, the Company is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

1

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
February 16, 2010

This report is effective as of February 16, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position

As at December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Assets
Cash and cash equivalents	3,16	(Won)	704,324	1,207,786
Short-term financial instruments	3		2,500,000	2,055,000
Available-for-sale securities	6		—	74
Trade accounts and notes receivable, net	4,8,16,18		3,023,158	1,695,578
Other accounts receivable, net	4,16		81,413	41,570
Accrued income, net	4		41,241	88,175
Advance payments, net	4		11,187	250
Prepaid expenses			38,208	34,156
Value added tax receivable	16		45,451	145,862
Deferred income tax assets, net	24		163,182	80,994
Other current assets			2,737	25,164
Inventories, net	5,11		1,286,305	881,503

Total current assets			7,897,206	6,256,112
Long-term financial instruments			13	13
Available-for-sale securities	6		119,944	129,497
Equity method investments	7		1,057,225	831,237
Long-term loans	16		—	12,575
Property, plant and equipment, net	8,9,10,11		8,731,929	8,431,214
Intangible assets, net	10,12		240,900	194,343
Non-current guarantee deposits	16		59,796	46,972
Long-term other receivables, net	4		—	182
Long-term prepaid expenses			139,884	150,665
Deferred income tax assets, net	24		638,266	409,528
Other non-current assets			—	39,649

Total non-current assets			10,987,957	10,245,875

Total assets		(Won)	18,885,163	16,501,987

See accompanying notes to non-consolidated financial statements.

3

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position, Continued

As at December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Liabilities
Trade accounts and notes payable	8,16	(Won)	2,014,909	951,975
Other accounts payable	8,16		1,392,811	2,205,092
Short-term borrowings	14		506,731	—
Advances received			27,830	10,669
Withholdings			16,820	15,486
Accrued expenses	18		638,419	212,330
Income tax payable	24		120,206	265,550
Warranty reserve, current	17		57,985	48,008
Current portion of long-term debt and debentures, net of discounts	13,14		934,921	498,652
Other current liabilities			9,613	19,464

Total current liabilities			5,720,245	4,227,226

Debentures, net of current portion and discounts on debentures	13		698,059	1,490,445
Long-term debt, net of current portion	14		1,256,488	1,019,306
Long-term accrued expenses	29		7,615	—
Long-term other accounts payable	7		429,222	406,156
Long-term advances received	16		583,800	—
Accrued severance benefits, net	15		58,839	70,139
Warranty reserve, non-current	17		5,611	10,097
Other non-current liabilities			—	2,596

Total non-current liabilities			3,039,634	2,998,739

Total liabilities			8,759,879	7,225,965

Shareholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2009 and 2008	1,20		1,789,079	1,789,079
Capital surplus	21		2,311,071	2,311,071
Capital adjustment	7		(713)	—
Accumulated other comprehensive income	22		134,874	173,938
Retained earnings	23		5,890,973	5,001,934

Total shareholders’ equity			10,125,284	9,276,022

Commitments and contingencies

Total liabilities and shareholders’ equity		(Won)	18,885,163	16,501,987

See accompanying notes to non-consolidated financial statements.

4

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Income

For the years ended December 31, 2009 and 2008

(In millions of Won, except earnings per share)	Note	2009		2008

Sales	8,33	(Won)	20,119,342	15,865,240
Cost of sales	8,25		18,298,074	13,626,602

Gross profit			1,821,268	2,238,638

Selling and administrative expenses			820,685	702,332

Operating income	26		1,000,583	1,536,306

Interest income			125,313	205,988
Rental income			4,116	3,203
Foreign exchange gains			1,077,831	2,492,293
Gain on foreign currency translation	19		236,268	211,068
Equity income on investments	7		129,348	164,142
Gain on disposal of property, plant and equipment			2,497	3,299
Gain on disposal of intangible assets			9	1,633
Commission earned			7,007	30,207
Reversal of allowance for doubtful accounts			260	5,961
Gain on redemption of debentures	13		—	1,152
Other income			7	9,041

Non-operating income			1,582,656	3,127,987

Interest expense	10		122,602	115,702
Foreign exchange losses			1,078,556	2,324,969
Loss on foreign currency translation			21,384	437,392
Donations			6,929	7,829
Loss on disposal of trade accounts and notes receivable	4		10,571	23,019
Other bad debt expenses			32	—
Loss on disposal of available-for-sale securities			5	—
Equity loss on investments	7		108,135	454,672
Loss on disposal of property, plant and equipment			133	536
Impairment loss on property, plant and equipment	9		—	83
Loss on redemption of debentures	13		173	13
Loss on disposal of equity method investments	7		165	100
Other expenses	18		295,849	6,498

Non-operating expenses			1,644,534	3,370,813

Income before income taxes			938,705	1,293,480
Income tax expense (benefit)	24		(129,242)	206,584

Net income		(Won)	1,067,947	1,086,896

Earnings per share	27
Basic earnings per share		(Won)	2,985	3,038

Diluted earnings per share		(Won)	2,954	3,003

See accompanying notes to non-consolidated financial statements.

5

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Appropriations of Retained Earnings

For the years ended December 31, 2009 and 2008

(Date of appropriations : March 12, 2010 and March 13, 2009 for the years ended December 31, 2009 and 2008, respectively)

(In millions of Won)	Note	2009		2008

Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year		(Won)	4,649,962	3,759,865
Net income			1,067,947	1,086,896

			5,717,909	4,846,761

Appropriation of retained earnings
Legal reserve			17,891	17,891
Cash dividend (Dividend per share (dividends as a percentage of par value) : (Won)500(10%) in 2009 and 2008	28		178,908	178,908

			196,799	196,799

Unappropriated retained earnings carried forward to the following year		(Won)	5,521,110	4,649,962

See accompanying notes to non-consolidated financial statements.

6

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009 and 2008

(In millions of Won)	Capital stock		Capital surplus	Accumulated other Capital Adjustment	comprehensive income (loss)	Retained earnings	Total

Balances at January 1, 2008	(Won)	1,789,079	2,311,071	—	5,823	4,183,400	8,289,373
Net income		—	—	—	—	1,086,896	1,086,896
Cash dividend		—	—	—	—	(268,362)	(268,362)
Change in fair value of available-for-sale securities		—	—	—	25,934	—	25,934
Change in capital adjustment arising from equity method investments		—	—	—	144,688	—	144,688
Gain on valuation of cash flow hedges		—	—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges		—	—	—	(1,009)	—	(1,009)

Balances at December 31, 2008	(Won)	1,789,079	2,311,071	—	173,938	5,001,934	9,276,022

Balances at January 1, 2009	(Won)	1,789,079	2,311,071	—	173,938	5,001,934	9,276,022
Net income		—	—	—	—	1,067,947	1,067,947
Cash dividend		—	—	—	—	(178,908)	(178,908)
Change in fair value of available-for-sale securities		—	—	—	(22,453)	—	(22,453)
Change in capital adjustment arising from equity method investments		—	—	—	(25,034)	—	(25,034)
Loss on valuation of cash flow hedges		—	—	—	8,423	—	8,423
Acquisition of invested in affiliates		—	—	(713)	—	—	(713)

Balances at December 31, 2009	(Won)	1,789,079	2,311,071	(713)	134,874	5,890,973	10,125,284

See accompanying notes to non-consolidated financial statements.

7

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Cash flows from operating activities:
Net income		(Won)	1,067,947	1,086,896
Adjustments for:
Depreciation	9		2,569,202	2,280,579
Amortization of intangible assets	12		42,606	50,310
Provision for severance benefits	15		79,321	68,956
Provision for warranty reserve	17		113,866	90,063
Loss (gain) on foreign currency translation, net			(214,884)	226,347
Equity loss (income) on investments, net			(21,213)	290,530
Other bad debt expenses			32	—
Loss on disposal of available-for-sale securities			5	—
Loss on disposal of equity method investments			165	100
Gain on disposal of property, plant and equipment, net			(2,364)	(2,763)
Gain on disposal of intangible assets, net			(9)	(1,633)
Impairment loss on property, plant and equipment			—	83
Amortization of discount on debentures, net			30,429	30,838
Loss (gain) on redemption of debentures, net			173	(1,139)
Reversal of allowance for doubtful accounts			(260)	—
Reversal of stock compensation cost	29		—	(560)
Other income (expenses), net			263,520	—

			2,860,589	3,031,711
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			(1,328,237)	619,830
Decrease (increase) in other accounts receivable			(38,120)	81,060
Decrease (increase) in accrued income			46,876	(74,131)
Decrease (increase) in advance payments			(11,183)	2,493
Decrease (increase) in prepaid expenses			25,757	28,721
Decrease (increase) in value added tax receivable			102,997	(66,833)
Decrease (increase) in current deferred income tax assets			(83,852)	—
Decrease (increase) in other current assets			24,948	1,853
Decrease (increase) in inventories			(404,802)	(200,907)
Decrease (increase) in long-term other receivables			—	182
Decrease (increase) in long-term prepaid expenses			(19,029)	(24,482)
Decrease (increase) in non-current deferred income tax assets			(216,129)	(81,165)
Decrease (increase) in other non-current assets			41,735	2,539
Increase (decrease) in trade accounts and notes payable			1,064,542	59,217
Increase (decrease) in other accounts payable			(175,010)	403,602
Increase (decrease) in advances received			17,161	(1,691)
Increase (decrease) in withholdings			1,334	8,759
Increase (decrease) in accrued expenses			159,059	38,663
Increase (decrease) in income tax payable			(144,232)	193,208
Increase (decrease) in other current liabilities			(3,662)	(20,536)
Increase (decrease) in warranty reserve	17		(108,375)	(81,253)
Accrued severance benefits transferred from affiliated company, net			1,630	3,339
Increase (decrease) in long-term accrued expenses			7,615	—
Increase (decrease) in long-term advances received			695,500	—
Payment of severance benefits			(47,761)	(23,850)
Decrease (increase) in severance insurance deposits			(44,567)	(31,792)
Decrease (increase) in contribution to the National Pension Fund			77	51

			(435,728)	836,877

Net cash provided by operating activities		(Won)	3,492,808	4,955,484

See accompanying notes to non-consolidated financial statements.

8

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Cash flows from investing activities:
Acquisition of short-term financial instruments		(Won)	(4,000,000)	(1,270,000)
Proceeds from short-term financial instruments			3,555,000	—
Proceeds from available-for-sale securities			69	—
Decrease in short-term loans			12,575	—
Acquisition of available-for-sale securities			(19,233)	(96,260)
Cash dividends received	7		28,561	12,187
Acquisition of equity method securities			(242,490)	(46,755)
Proceeds from disposal of property, plant and equipment			7,602	10,343
Proceeds from disposal of intangible assets			11	3,196
Government subsidies received			2,550	—
Acquisition of property, plant and equipment			(3,496,658)	(2,623,303)
Acquisition of intangible assets			(98,780)	(125,103)
Refund of non-current guarantee deposits			553	32
Payment of non-current guarantee deposits			(13,252)	(13,469)
Long-term loans granted			—	(10,474)

Net cash used in investing activities			(4,263,492)	(4,159,606)

Cash flows from financing activities:
Proceeds from short-term borrowings			651,518	—
Proceeds from long-term debt			323,914	—
Proceeds from issuance of debentures			498,020	—
Redemption of debentures			(400,000)	(78,308)
Repayment of current portion of long-term debts			(500,451)	(351,171)
Repayment of short-term borrowings			(126,871)	—
Payment of cash dividends			(178,908)	(268,362)

Net cash used in financing activities			267,222	(697,841)

Net increase (decrease) in cash and cash equivalents			(503,462)	98,037
Cash and cash equivalents, beginning of the year			1,207,786	1,109,749

Cash and cash equivalents, end of the year		(Won)	704,324	1,207,786

See accompanying notes to non-consolidated financial statements.

9

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2009 and 2008

1 Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. In March 2009, Philips, which used to be one of the major shareholders of the Company, sold all of its share holdings, 47,225 thousand shares, of the Company. As of December 31, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of December 31, 2009, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a) Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are the same as those followed by the Company in its preparation of annual non-consolidated financial statements for the year ended December 31, 2008.

(b) Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles(“GAAP”) in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been translated into English from the Korean language non-consolidated financial statements.

(c) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the Company’s customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other cash incentives paid to customers.

10

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade receivables.

(f) Inventories

Inventories are stated at the lower of cost or market value, with cost being determined by a weighted-average method, except for the materials in transit, which is determined by a specific identification method. Valuation loss, which is comprised of the amount of any write-down of inventories to market value and the amount of loss from the difference between the quantity of inventories recorded in the financial statements and the actual quantity incurred in the ordinary course of business, is added to the cost of goods sold. Valuation loss for the holding inventories is presented as a reduction of the inventories. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed and reduces cost of sales to the extent that revised book value does not exceed the book value that would have been recorded without the impairment.

Variable production overheads are allocated based on the actual level of production and fixed production overheads are allocated based on the actual capacity of production facilities. However, the normal capacity may be used for allocation of fixed production overheads if the actual level of production is lower than the normal capacity. The difference between actual fixed production overheads and allocated amount based on the normal level of production is recognized as capacity variances in non-operating expenses.

11

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g) Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investments in subsidiaries, associates and joint ventures, into the following categories: held-to-maturity, trading securities or available-for-sale securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short-term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at the fair value of considerations provided by the Company for the acquisition of securities and related transaction costs.

Held-to-maturity investments are carried at amortized cost. Trading and available-for-sale securities are subsequently carried at fair value. Investments in available-for-sale equity securities that do not have readily determinable fair values are recognized at cost less impairment, if any.

Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income or loss, net of tax, directly in equity. Gains and losses of available-for-sale securities are recognized in the income statement when the securities are disposed or an impairment loss is recognized. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

The Company assesses at the end of each reporting period whether there is any objective evidence that investments in securities are impaired. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

12

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h) Equity Method Investments

Investments in associates and subsidiaries of which the Company has the ability to significantly influence are accounted for using the equity method of accounting. The Company records changes in its proportionate ownership in the net assets of the associates and subsidiaries in current operations or as adjustments to other comprehensive income (loss) or retained earnings, depending on the nature of the underlying change in the net assets of the associates and subsidiaries. If the carrying amount of an investment in an associate or subsidiary falls below zero as a result of reflecting the investee’s losses when the equity method is applied, the Company discontinues recognizing further changes in its share of equity interest in the associate or subsidiary and the related investment is accounted for at nil value. However, if the Company holds interest in the associate or subsidiary, including preferred stocks, long-term loans and receivables issued by the associate or subsidiary, the Company continues to account for the losses of the associate or subsidiary until the carrying amount of the interest is reduced to zero.

Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary. Unrealized gains are accounted for as a reduction of the carrying amount of the investment in the associate, while unrealized losses are added to the carrying amount of the investment in the associate. However, in the case of unrealized gains or losses arising from sales by the Company to the subsidiaries, they are fully eliminated.

At the date of acquisition of an investment in an associate or subsidiary, the Company’s share of the difference between the fair value and book value of the identifiable assets and liabilities of an associate or subsidiary is amortized or reinstated in accordance with the associate or subsidiary’s methods of accounting for assets and liabilities. The amount of goodwill or negative goodwill is calculated as the difference between the acquisition cost of an investment in an associate or subsidiary and the Company’s share of the fair value of the identifiable net assets of the associate or subsidiary. Goodwill is amortized using the straight-line method over five years. The amount of negative goodwill up to the fair value of depreciable non-monetary assets is recognized using the straight-line method as a gain over the weighted average useful lives and the remainder of negative goodwill up to the fair value of non-depreciable assets is recognized as a gain in the period of disposal of the assets. Any excess of negative goodwill over the fair value of identifiable non-monetary assets is recognized as a gain at the date of acquisition.

Assets and liabilities of a foreign company subject to the equity method of accounting for investments are translated into Korean Won at the rates of exchange prevailing at the end of the reporting period, while its equity is translated at the exchange rate at the time of transactions, and income statement accounts at the average rate over the year. Resulting translation gains and losses are recorded as accumulated other comprehensive income and loss.

(i) Interest in Joint Ventures

Joint ventures are those entities two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes a joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

13

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(j) Property, Plant and Equipment

Upon acquisition, property, plant and equipment are stated at cost, which includes acquisition cost or production cost and other costs required to prepare the asset for its intended use as well as capitalized financial expense. Assets acquired through investment in kind or donations are recorded at their fair value upon acquisition. For assets acquired in exchange for a similar asset, the carrying amount of the asset given up is used to measure the cost of the asset received, and for assets acquired in exchange for a dissimilar asset, the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

Depreciation is computed by using the straight-line method over the estimated useful lives for the assets with the depreciable amount is determined after deducting its residual value from the cost. Assets are stated at cost less accumulated amortization and accumulated impairment loss, if any.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings	20, 40
Structures	20, 40
Machinery and equipment	4
Vehicles	4,12
Tools, furniture and fixtures	4

Significant additions or improvement extending the useful lives or increasing the value of the assets are capitalized. Normal maintenance and repairs are charged to expenses as incurred.

(k) Intangible Assets

Intangible assets are stated at cost, which includes acquisition or production cost and other costs required to prepare the asset for its intended use, less accumulated amortization and accumulated impairment loss, if any. Amortization commences when the asset is available for use, and the residual value of an intangible asset is assumed to be zero.

Costs incurred during the development phase are recognized as assets only if the criteria for capitalization as an intangible asset are met, otherwise costs are recognized as a development cost in cost of sales or selling, general and administrative expenses. Any expenditure incurred in the research phase is recognized as research expense in selling, general and administrative expenses.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity and gas supply facilities	10
Rights to use industrial water facilities	10
Software	4

14

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(l) Grants Received

Grants received from government and other third parties, which are to be repaid, are recorded as a liability. While non-refundable grants received are presented as a reduction of the acquisition cost of the acquired assets, grants received for a specific purpose, not related to the acquisition of assets, are offset against the related expense, and other grants received are recorded as other income.

(m) Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value is deducted from the book value to agree with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the reversal of impairment amount is recognized as a gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.

(n) Convertible Bonds

When accounting for a convertible bond, the liability component and the equity component of a bond are separated. At the date of issue, the liability component of the bond is calculated at the fair value of a similar debt security without conversion rights, which is the present value of future cash flows from an ordinary bond until maturity and the equity component is calculated as the difference between the gross proceeds of the bond received at the date of issue and the amount of liability component. The equity component of the convertible bond is presented as a part of capital surplus within equity. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method; however, the equity component is not remeasured subsequent to initial recognition.

(o) Stock and Bond Issue Costs

Stock issue cost is deducted from the gross proceeds from issuance of those stocks and bond issue cost is adjusted to issuance price of debentures and, in turn, discount or premium on debentures.

(p) Discount (Premium) on Debentures

Discount (premium) on debentures, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

15

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(q) Retirement and Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the reporting period.

The Company has partially funded the accrued severance benefits through severance insurance deposits with insurance companies. Deposits made by the Company are recorded as a deduction from accrued severance benefits. In the case that the deposits are greater than the balance of accrued severance benefits, the excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposited a certain portion of severance benefits to the National Pension Service according to the prior National Pension Law. The deposit amount is recorded as a deduction from accrued severance benefits.

(r) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans or borrowings and other similar transactions are discounted using appropriate discount rates and stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(s) Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won using the foreign exchange rates prevailing at the end of the reporting period, with the resulting gains or losses recognized in the statement of income.

(t) Derivatives

The Company enters into foreign currency forward contracts to manage the foreign currency risk exposures to the changes in fair value of foreign currency denominated accounts receivable and accounts payable. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the interest rate and foreign currency risk exposures to the variability of future cash flows of floating rate notes.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each end of the reporting period. Attributable transaction costs are recognized in profit or loss when incurred.

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset or liability, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

16

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(t) Derivatives, Continued

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity, other comprehensive income or loss. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss or adjusted to the carrying value of an asset or liability of the related to the hedged transaction. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized in income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis at each end of the reporting period, of whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items and recognizes the gain or loss related to any ineffective portion immediately in the statement of income.

(u) Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not probable to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

(v) Income Taxes

Income tax expense includes the current income tax under the relevant income tax laws and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent the amount of future income tax payables to be decreased or increased, respectively, by temporary differences, which is the difference between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases of assets and liabilities, and unused loss carryforwards and tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences, unused losses, and unused tax credits can be utilized. Deferred tax assets and liabilities are computed on temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Changes in the carrying amount of deferred tax assets or liabilities result from a change in tax rates or tax laws are recognized in the income statement except to the extent that the changes relate to items previously reflected directly in the shareholders’ equity.

17

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(w) Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sale of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

(x) Earnings Per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period. Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares.

(y) Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Items requiring management’s estimates and assumptions include, but not limited to, the valuation of property, plant and equipment, accounts receivable, inventories, deferred income tax and derivative contracts. Actual results may differ from those estimates.

18

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents and short-term financial instruments as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	Annual
	interest rate(%) at December 31, 2009	2009		2008
Cash and cash equivalents
Checking accounts	—	(Won)	98	141
Time deposits	3.57~3.65		374,737	601,692
Passbook accounts in foreign currencies	0.07~1.96		329,489	605,953

			704,324	1,207,786

Short-term financial instruments
Time deposits and others	3.30~4.44		2,500,000	2,055,000

		(Won)	3,204,324	3,262,786

4 Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value

Trade accounts and notes receivable	(Won)	3,023,191	33	3,023,158
Other accounts receivable		81,502	89	81,413
Accrued income		41,360	119	41,241
Advance payments		11,300	113	11,187

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value

Trade accounts and notes receivable	(Won)	1,695,871	293	1,695,578
Other accounts receivable		41,792	222	41,570
Accrued income		88,237	62	88,175
Advance payments		253	3	250
Long-term other receivables		184	2	182

19

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

4 Receivables, Continued

During 2009 certain trade accounts and notes receivable arising sales have been sold to financial institutions, of which trade accounts and notes receivable from the Company’s subsidiaries amounting to USD 187 million ((Won)217,784 million) and JPY 950 million ((Won)12,003 million) are current and outstanding as of December 31, 2009. For the year ended December 31, 2009, the Company recognized (Won)10,571 million as loss on disposal of trade accounts and notes receivable.

5 Inventories

Inventories as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value

Finished goods	(Won)	397,330	11,812	385,518
Work-in-process		571,612	27,541	544,071
Raw materials		237,478	8,848	228,630
Supplies		165,003	36,917	128,086

	(Won)	1,371,423	85,118	1,286,305

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value

Finished goods	(Won)	330,361	44,154	286,207
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		95,685	26,668	69,017

	(Won)	1,015,018	133,515	881,503

20

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

6 Available-for-Sale Securities

Available-for-sale securities as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Non-current asset
Debt securities
Government bonds		83	—	—	—	—	83
Everlight Electronics Co., Ltd.(*2)		7,628	—	1,599	—	1,599	9,227

	(Won)	7,711	—	1,599	—	1,599	9,310

Equity securities
HannStar Display Corporation(*1)		96,249	33,248	(31,775)	—	1,473	97,722
Prime View International Co., Ltd. (*3)		11,522	—	1,390	—	1,390	12,912

	(Won)	107,771	33,248	(30,385)	—	2,863	110,634

Total	(Won)	115,482	33,248	(28,786)	—	4,462	119,944

(*1)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. In 2009, there is no preferred stock converted into common stock.

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

21

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

6 Available-for-Sale Securities, Continued

(*2)	In November 2009, the Company acquired convertible bonds of Everlight Electronics Co., Ltd. (“Everlight”), a Taiwanese company which has LED packaging technologies, for strategic alliance purposes.
(*3)	In December 2009, the Company purchased 420,000 GDRs (Global Depositary Receipt) of Prime View International Co., Ltd. (“PVI”) for strategic alliance purposes.

The fair values of the preferred stock of HannStar and the convertible bonds of Everlight have been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s and Everlight’s credit risks. The fair value of PVI’s GDRs is listed price in Luxembourg Stock Exchange.

(In millions of Won)	2008
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74

Non-current asset
Equity securities

HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

22

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments

(a) 2009

(i) Investments in companies accounted for using the equity method as of December 31, 2009 are as follows:

(In millions of Won)

Company	Percentage of Ownership (%)	Acquisition cost		Net asset value	Carrying value
LG Display America, Inc.	100.00		6,082	(404,476)	—
LG Display Germany GmbH	100.00		1,252	14,688	113
LG Display Japan Co., Ltd.	100.00		1,088	15,533	9,500
LG Display Taiwan Co., Ltd.	100.00		6,076	29,704	21,784
LG Display Nanjing Co., Ltd.	100.00		197,132	408,200	408,331
LG Display Shanghai Co., Ltd.	100.00		596	11,026	1,094
LG Display Poland Sp. zo.o.	80.29		131,761	174,906	174,906
LG Display Guangzhou Co., Ltd.	89.12		120,809	172,269	164,952
LG Display Shenzhen Co., Ltd.	100.00		469	5,080	362
Suzhou Raken Technology Ltd.	51.00		86,745	100,003	94,797
LG Display Singapore Pte. Ltd. (*1)	100.00		1,250	4,173	—
LG Electronics (Nanjing) Plasma Co., Ltd. (*5)	100.00		3,503	2,790	2,790
Paju Electric Glass Co., Ltd.	40.00		14,400	36,256	33,901
TLI Inc. (*4)	12.69		14,074	9,914	13,345
AVACO Co., Ltd. (*4)	19.90		6,173	9,889	5,975
New Optics Ltd.	36.68		9,700	10,659	11,503
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	3,996	3,996
ADP Engineering Co., Ltd. (*2)	12.93		6,330	4,328	4,124
WooRee LED Co., Ltd. (*3)	29.57		11,900	6,502	11,537
Dynamic Solar Design Co., Ltd. (*3)	40.00		6,067	2,587	5,627
RPO, Inc. (*3)	25.96		14,538	4,858	14,538
Global OLED Technology LLC (*6)	49.00		72,250	72,250	72,250
LB Gemini New Growth Fund No. 16 (*7)	30.64		1,800	1,800	1,800

		(Won)	717,650	696,935	1,057,225

23

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*1)	LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore in January 2009, by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company as of December 31, 2009.
(*2)	In February 2009, the Company acquired 3,000,000 common shares of ADP Engineering Co., Ltd. (“ADP Engineering”) (12.9%) at (Won)6,330 million. Although the Company’s share interests in ADP Engineering is below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.
(*3)	In May and June 2009, the Company acquired 6,800,000 and 933,332 common shares (29.6% and 40.0%) of WooRee LED Co., Ltd. and Dynamic Solar Design Co., Ltd. at (Won)11,900 million and (Won)6,067 million, respectively. Also, In November 2009, the Company acquired 34,125,061 common shares (26.0%) of RPO, Inc. at (Won)14,538 million.
(*4)	Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of each investee and, accordingly, the investment in these investees have been accounted for using the equity method. As of December 31, 2009, the fair values of TLI Inc. and AVACO Co., Ltd., listed in KOSDAQ, are (Won)14,900 and (Won)7,170 per share, respectively.
(*5)	In July 2009, the Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process to module production. In accordance with the agreement, the Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009.
(*6)	The Company entered into a joint venture agreement with other LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. The Company acquired 49% equity interest in the joint venture and the Company’s investment in this equity investee is (Won)72,250 million.
(*7)	In December 2009, the Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership with a view to searching for direct investment targets and gaining benefit from indirect investment. The Company invested (Won)1,800 million as a part of the agreed total investment amount up to (Won)30,000 million and acquired 30.6% equity interest in the fund.

24

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2009 are as follows:

(In millions of Won)

Company	Balance at January 1, 2009		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2009
TLI Inc.	(Won)	4,964	(71)	(1,250)	3,643
AVACO Co., Ltd.		(661)	—	455	(206)
New Optics Ltd.		1,498	—	(165)	1,333
ADP Engineering Co., Ltd.		—	(272)	26	(246)
WooRee LED Co., Ltd.		—	5,594	(559)	5,035
Dynamic Solar Design Co., Ltd.		—	3,378	(338)	3,040
RPO, Inc.		—	9,680	—	9,680

	(Won)	5,801	18,309	(1,831)	22,279

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2009 are as follows:

(In millions of Won)

Company	Inventories		Property, plant and equipment	Accounts receivable	Total
LG Display America, Inc.	(Won)	(24,746)	—	—	(24,746)
LG Display Germany GmbH		(14,589)	—	14	(14,575)
LG Display Japan Co., Ltd.		(6,039)	—	6	(6,033)
LG Display Taiwan Co., Ltd.		(7,941)	—	21	(7,920)
LG Display Nanjing Co., Ltd.		—	131	—	131
LG Display Shanghai Co., Ltd.		(9,980)	—	48	(9,932)
LG Display Guangzhou Co., Ltd.		—	(7,317)	—	(7,317)
LG Display Shenzhen Co., Ltd.		(4,739)	—	21	(4,718)
Suzhou Raken Technology Ltd.		(5,178)	(28)	—	(5,206)
LG Display Singapore Pte. Ltd.		(4,173)	—	—	(4,173)
Paju Electric Glass Co., Ltd.		(2,355)	—	—	(2,355)
TLI Inc.		(212)	—	—	(212)
AVACO Co., Ltd.		—	(3,708)	—	(3,708)
New Optics Ltd.		(489)	—	—	(489)
ADP Engineering Co., Ltd.		—	42	—	42

	(Won)	(80,441)	(10,880)	110	(91,211)

25

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(iv) Changes in the balances of investments in the companies accounted for using the equity method for the year ended December 31, 2009 are as follows:

(In millions of Won)

Company	Balance at January 1, 2009		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2009
LG Display America, Inc. (*1)	(Won)	—	—	—	(54,485)	31,419	23,066	—
LG Display Germany GmbH		19,373	—	—	(18,071)	(1,189)	—	113
LG Display Japan Co., Ltd.		15,686	—	—	(5,088)	(1,098)	—	9,500
LG Display Taiwan Co., Ltd.		35,230	—	—	(14,405)	959	—	21,784
LG Display Nanjing Co., Ltd.		409,200	4,428	(28,004)	56,439	(32,620)	(1,112)	408,331
LG Display Hong Kong Co., Ltd. (*2)		2,000	—	—	(202)	(159)	(1,639)	—
LG Display Shanghai Co., Ltd.		9,093	—	—	(8,117)	118	—	1,094
LG Display Poland Sp. zo.o.		157,864	—	—	24,359	(7,317)	—	174,906
LG Display Guangzhou Co., Ltd.		100,279	50,335	—	27,599	(13,261)	—	164,952
LG Display Shenzhen Co., Ltd.		3,467	—	—	(2,597)	(508)	—	362
Suzhou Raken Technology Ltd.		18,328	73,592	—	11,302	(8,425)	—	94,797
LG Display Singapore Pte. Ltd.		—	1,250	—	(1,680)	430	—	—
LG Electronics (Nanjing) Plasma Co., Ltd.		—	3,503	—	—	—	(713)	2,790
Paju Electric Glass Co., Ltd. (*3)		25,841	—	—	8,060	—	—	33,901
TLI Inc. (*3)		12,565	—	(353)	1,316	(18)	(165)	13,345
AVACO Co., Ltd. (*3)		6,021	—	(204)	(63)	221	—	5,975
New Optics Ltd. (*3)		11,721	—	—	(418)	200	—	11,503
Guangzhou New Vision Technology Research and Development Limited (*3)		4,569	—	—	273	(846)	—	3,996
ADP Engineering Co., Ltd. (*3)		—	6,330	—	(2,206)	—	—	4,124
WooRee LED Co., Ltd. (*3)		—	11,900	—	(363)	—	—	11,537
Dynamic Solar Design Co., Ltd. (*3)		—	6,067	—	(440)	—	—	5,627
RPO, Inc. (*3)		—	14,538	—	—	—	—	14,538
Global OLED Technology LLC (*3)		—	72,250	—	—	—	—	72,250
LB Gemini New Growth Fund No. 16 (*3)		—	1,800	—	—	—	—	1,800

	(Won)	831,237	245,993	(28,561)	21,213	(32,094)	19,437	1,057,225

26

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay the fine of USD400 million by the U.S. Government. The Company recognized all losses related to LGDUS’s fine payable and recorded the cumulative loss in excess of the Company’s investment in LGDUS as long-term other accounts payable.
(*2)	LG Display Hong Kong Co., Ltd. was liquidated in November 2009.
(*3)	The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. The Company performed certain procedures to gain reasonableness of the unaudited financial statements.

(v) Accumulated amounts of the investor’s share of losses in associates that were not recognized as the Company ceased to apply the equity method to the balance of its investment in the associate are as follows:

(In millions of Won)

Company	Percentage of ownership (%)	Amount
LG Display Singapore Pte. Ltd.	100.00	(Won)	(5,472)

27

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(vi) A summary of investees’ financial data as of and for the year ended December 31, 2009, is as follows:

(In millions of Won)

Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	615,904	1,020,380	(404,476)	2,857,404	(21,742)
LG Display Germany GmbH		792,780	778,092	14,688	3,524,751	4,390
LG Display Japan Co., Ltd.		258,636	243,103	15,533	1,754,854	4,619
LG Display Taiwan Co., Ltd.		548,417	518,713	29,704	3,293,800	2,254
LG Display Nanjing Co., Ltd.		549,667	141,467	408,200	435,439	55,462
LG Display Hong Kong Co., Ltd.		—	—	—	—	(202)
LG Display Shanghai Co., Ltd.		613,312	602,286	11,026	2,937,927	3,856
LG Display Poland Sp. zo.o.		365,054	190,148	174,906	128,444	24,359
LG Display Guangzhou Co., Ltd.		342,679	170,410	172,269	228,641	29,703
LG Display Shenzhen Co., Ltd.		143,311	138,231	5,080	1,402,129	2,188
Suzhou Raken Technology Ltd.		487,652	291,568	196,084	1,494,555	43,222
LG Display Singapore Pte. Ltd.		282,245	278,072	4,173	1,716,416	2,493
LG Electronics (Nanjing) Plasma Co., Ltd.		37,387	34,597	2,790	16,298	(35,001)
Paju Electric Glass Co., Ltd. (*)		207,269	116,628	90,641	636,832	23,407
TLI Inc.		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd.		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.		175,152	146,091	29,061	474,886	(882)
Guangzhou New Vision Technology Research and Development Limited		8,001	9	7,992	—	546
ADP Engineering Co., Ltd.		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.		7,484	1,019	6,465	—	(297)
RPO, Inc.		19,209	494	18,715	156	(6,281)
Global OLED Technology LLC		147,450	—	147,450	—	—
LB Gemini New Growth Fund No. 16		5,874	—	5,874	—	—

	(Won)	5,933,726	4,817,029	1,116,697	21,221,421	142,576

28

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)

Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	78,636	90,641	17,794	23,407

(b) 2008

(i) Investments in companies accounted for using the equity method as of December 31, 2008 are as follows:

(In millions of Won)

Company	Percentage of ownership(%)	Acquisition cost		Net asset value	Carrying value
LG Display America, Inc.	100.00	(Won)	6,082	(414,154)	—
LG Display Germany GmbH	100.00		1,252	11,487	19,373
LG Display Japan Co., Ltd.	100.00		1,088	12,012	15,686
LG Display Taiwan Co., Ltd.	100.00		6,076	26,491	35,230
LG Display Nanjing Co., Ltd.	100.00		192,704	410,046	409,200
LG Display Hong Kong Co., Ltd.	100.00		1,736	2,000	2,000
LG Display Shanghai Co., Ltd.	100.00		596	7,052	9,093
LG Display Poland Sp. zo.o.	80.29		131,761	157,864	157,864
LG Display Guangzhou Co., Ltd.	84.21		70,474	105,492	100,279
LG Display Shenzhen Co., Ltd.	100.00		469	3,400	3,467
Suzhou Raken Technology Ltd.	51.00		13,153	12,950	18,328
Paju Electric Glass Co., Ltd.	40.00		14,400	26,893	25,841
TLI Inc.	12.90		14,074	7,861	12,565
AVACO Co., Ltd.	19.90		6,173	8,056	6,021
New Optics Ltd.	36.68		9,700	10,782	11,721
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	4,569	4,569

		(Won)	473,393	392,801	831,237

29

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2008 are as follows:

(In millions of Won)

Company	Balance at January 1, 2008		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2008
TLI Inc.	(Won)	—	5,531	(567)	4,964
AVACO Co., Ltd.		—	(888)	227	(661)
New Optics Ltd.		—	1,566	(68)	1,498

	(Won)	—	6,209	(408)	5,801

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2008 are as follows:

(In millions of Won)

Company	Inventories		Property, plant and equipment	Accounts receivable	Total
LG Display America, Inc.	(Won)	7,542	—	455	7,997
LG Display Germany GmbH		7,080	—	806	7,886
LG Display Japan Co., Ltd.		3,362	—	312	3,674
LG Display Taiwan Co., Ltd.		8,323	—	416	8,739
LG Display Nanjing Co., Ltd.		—	(846)	—	(846)
LG Display Shanghai Co., Ltd.		1,709	—	332	2,041
LG Display Guangzhou Co., Ltd.		—	(5,213)	—	(5,213)
LG Display Shenzhen Co., Ltd.		15	—	52	67
Suzhou Raken Technology Ltd.		5,535	—	—	5,535
Paju Electric Glass Co., Ltd.		(1,052)	—	—	(1,052)
TLI Inc.		(260)	—	—	(260)
AVACO Co., Ltd.		(1,374)	—	—	(1,374)
New Optics Ltd.		(559)	—	—	(559)

	(Won)	30,321	(6,059)	2,373	26,635

30

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(iv) Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2008 are as follows:

(In millions of Won)

Company	Balance at January 1, 2008		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2008
LG Display America, Inc.	(Won)	1,486	—	—	(438,736)	31,094	406,156	—
LG Display Germany GmbH		—	—	—	17,191	2,182	—	19,373
LG Display Japan Co., Ltd.		2,660	—	—	8,626	4,400	—	15,686
LG Display Taiwan Co., Ltd.		4,918	—	—	24,683	5,629	—	35,230
LG Display Nanjing Co., Ltd.		235,386	—	—	76,511	97,303	—	409,200
LG Display Hong Kong Co., Ltd.		7,564	—	(6,427)	(5)	868	—	2,000
LG Display Shanghai Co., Ltd.		—	—	—	7,638	1,455	—	9,093
LG Display Poland Sp. zo.o.		154,231	—	—	(15,042)	18,675	—	157,864
LG Display Guangzhou Co., Ltd.		58,152	—	—	12,959	29,168	—	100,279
LG Display Shenzhen Co., Ltd.		—	—	—	2,648	819	—	3,467
Suzhou Raken Technology Ltd.(*)		—	13,153	—	5,409	(234)	—	18,328
Paju Electric Glass Co., Ltd. (*)		24,704	—	(5,760)	6,897	—	—	25,841
TLI Inc. (*)		—	14,074	—	(822)	(587)	(100)	12,565
AVACO Co., Ltd. (*)		—	6,173	—	(36)	(116)	—	6,021
New Optics Ltd.(*)		—	9,700	—	1,580	441	—	11,721
Guangzhou New Vision Technology Research and Development Limited (*)		—	3,655	—	(31)	945	—	4,569

	(Won)	489,101	46,755	(12,187)	(290,530)	192,042	406,056	831,237

(*)	The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

31

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(v) A summary of investees’ financial data as of and for the year ended December 31, 2008, is as follows:

(In millions of Won)

Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	309,739	723,893	(414,154)	2,270,393	(455,544)
LG Display Germany GmbH		572,538	561,051	11,487	2,831,857	2,660
LG Display Japan Co., Ltd.		202,028	190,016	12,012	1,610,953	1,781
LG Display Taiwan Co., Ltd.		453,944	427,453	26,491	3,659,801	5,322
LG Display Nanjing Co., Ltd.		606,131	196,085	410,046	374,053	74,862
LG Display Hong Kong Co., Ltd.		2,010	10	2,000	—	(5)
LG Display Shanghai Co., Ltd.		289,311	282,259	7,052	1,908,678	2,589
LG Display Poland Sp. zo.o.		374,876	217,012	157,864	147,582	(15,042)
LG Display Guangzhou Co., Ltd.		207,705	102,213	105,492	103,058	14,100
LG Display Shenzhen Co., Ltd.		143,102	139,702	3,400	1,228,057	1,101
Suzhou Raken Technology Ltd.		37,648	12,255	25,393	—	(246)
Paju Electric Glass Co., Ltd.(*)		162,669	95,436	67,233	458,548	18,026
TLI Inc.		68,442	12,215	56,227	40,536	(279)
AVACO Co., Ltd.		67,570	28,464	39,106	52,013	5,578
New Optics Ltd.		129,197	99,800	29,397	106,980	6,018
Guangzhou New Vision Technology Research and Development Limited		9,155	17	9,138	—	(62)

	(Won)	3,636,065	3,087,881	548,184	14,792,509	(339,141)

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)

Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	60,841	67,233	20,099	18,026

32

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties

(a)	Details of parent and subsidiary relationships as of December 31, 2009 and 2008 are as follows:

Relationship	2009	2008
Ultimate parent company (*1)	LG Corp.	LG Corp.

Controlling party (*1)	LG Electronics Inc.	LG Electronics Inc.

Subsidiary	LG Display America, Inc.,	LG Display America, Inc.,
	LG Display Taiwan Co., Ltd.,	LG Display Taiwan Co., Ltd.,
	LG Display Japan Co., Ltd.,	LG Display Japan Co., Ltd.,
	LG Display Germany GmbH,	LG Display Germany GmbH,
	LG Display Nanjing Co., Ltd.,	LG Display Nanjing Co., Ltd.,
	LG Display Shanghai Co., Ltd.,	LG Display Shanghai Co., Ltd.,
	LG Display Poland Sp. zo.o.,	LG Display Hong Kong Co., Ltd., (*2)
	LG Display Guangzhou Co., Ltd.,	LG Display Poland Sp. zo.o.,
	LG Display Shenzhen Co., Ltd.,	LG Display Guangzhou Co., Ltd.,
	LG Display Singapore Pte. Ltd.	LG Display Shenzhen Co., Ltd., Suzhou Raken Technology Ltd.
Suzhou Raken Technology Ltd.,
LG Electronics (Nanjing) Plasma Co., Ltd.,

Joint venture	Guangzhou New Vision Technology Research and Development Limited,	Guangzhou New Vision Technology Research and Development Limited
Global OLED Technology LLC

Equity method investee	Paju Electric Glass Co., Ltd.,	Paju Electric Glass Co., Ltd.,
	TLI Inc., AVACO Co., Ltd.,	TLI Inc., AVACO Co., Ltd.,
	New Optics Ltd.,	New Optics Ltd.
ADP Engineering Co., Ltd.,
WooRee LED Co., Ltd.,
Dynamic Solar Design Co., Ltd.,
RPO, Inc.,
LB Gemini New Growth Fund No.16

33

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties, Continued

Relationship	2009	2008
Affiliates(*3)

LG Management Development Institute Co., Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

LG Management Development Institute Co., Ltd.,

LG Micron Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	This entity was liquidated in November 2009.
(*3)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

34

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties, Continued

(b) Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	Sales and other (*1)			Purchases and other (*1)
	2009		2008	2009	2008
Ultimate parent company	(Won)	—	—	43,056	27,312
Controlling party (*2)		768,829	1,117,135	230,238	260,813
Subsidiaries		18,360,689	13,025,032	794,118	672,682
Equity method investees		16	418	1,142,932	808,436
Affiliates		974,606	422,055	4,342,654	3,949,061

	(Won)	20,104,140	14,564,640	6,552,998	5,718,304

(*1)	These amounts include sale and purchase of property, plant and equipment to and from the Company’s related parties amounting to (Won)4,185 million and (Won)531,258 million, respectively, in 2009 and (Won)8,833 million and (Won)431,906 million, respectively, in 2008.
(*2)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c) Account balances with related companies as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	Trade accounts and notes receivable and other			Trade accounts and Notes payable and other
	2009		2008	2009	2008
Ultimate parent company	(Won)	3,229	2,577	7,366	2,727
Controlling party (*)		101,543	115,235	51,738	82,249
Subsidiaries		2,823,235	1,267,901	405,873	279,572
Equity method investees		3	1	164,268	58,222
Affiliates		173,022	121,140	852,658	1,054,112

	(Won)	3,101,032	1,506,854	1,481,903	1,476,882

(*)	Controlling party include overseas subsidiaries that are under direct control of LG Electronics Inc.

(d) Compensation costs of key management for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Short-term benefits	(Won)	1,943	2,467
Severance benefits		272	307
Other long-term benefits		501	—

	(Won)	2,716	2,774

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

35

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of Won)	2009
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures

Book value as of January 1, 2009	(Won)	383,645	1,591,282	165,221	2,125,177	10,646	74,026
Acquisitions		—	—	—	—	—	—
Depreciation		—	(117,682)	(11,094)	(2,375,003)	(9,669)	(55,338)
Reversal of impairment loss		—	—	—	7	—	—
Disposals		(1,299)	(1,661)	—	(2,048)	(12)	(59)
Transfer		12,458	732,377	11,698	4,621,192	13,974	46,810
Subsidy decrease (increase)		—	—	(2,500)	(145)	—	—

Book value as of December 31, 2009	(Won)	394,804	2,204,316	163,325	4,369,180	14,939	65,439

Acquisition cost	(Won)	394,804	2,752,298	231,234	19,040,829	112,883	508,980

Accumulated depreciation	(Won)	—	(547,982)	(67,909)	(14,671,649)	(97,944)	(443,541)

(In millions of Won)	2009
	Vehicles		Construction- in-progress	Others	Total

Book value as of January 1, 2009	(Won)	8,431	4,063,604	9,182	8,431,214
Acquisitions		—	2,879,681	—	2,879,681
Depreciation		(2,399)	—	—	(2,571,185)
Reversal of impairment loss		—	—	—	7
Disposals		(159)	—	—	(5,238)
Transfer		688	(5,439,781)	584	—
Subsidy decrease (increase)		—	95	—	(2,550)

Book value as of December 31, 2009	(Won)	6,561	1,503,599	9,766	8,731,929

Acquisition cost	(Won)	17,305	1,503,599	9,766	24,571,698

Accumulated depreciation	(Won)	(10,744)	—	—	(15,839,769)

36

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

(In millions of Won)	2008
	Land		Buildings	Structures	Machinery and equipment	Tools

Book value as of January 1, 2008	(Won)	314,550	1,646,388	127,026	3,852,477	17,423
Acquisitions		44,723	12,329	4,318	26,902	825
Depreciation		—	(88,179)	(13,422)	(2,107,617)	(9,600)
Impairment loss		—	—	—	(83)	—
Disposals		(589)	(427)	(15)	(6,463)	(42)
Transfer		24,961	21,171	47,314	360,428	2,040
Subsidy decrease (increase)		—	—	—	(467)	—

Book value as of December 31, 2008	(Won)	383,645	1,591,282	165,221	2,125,177	10,646

Acquisition cost	(Won)	383,645	2,022,103	221,973	14,515,786	100,290

Accumulated depreciation	(Won)	—	(430,821)	(56,752)	(12,390,602)	(89,644)

Accumulated impairment loss	(Won)	—	—	—	(7)	—

(In millions of Won)	2008
	Furniture and fixtures		Vehicles	Construction- in-progress	Others	Total

Book value as of January 1, 2008	(Won)	102,348	3,257	758,622	8,509	6,830,600
Acquisitions		29,218	3,506	3,768,271	—	3,890,092
Depreciation		(60,176)	(2,293)	—	—	(2,281,287)
Impairment loss		—	—	—	—	(83)
Disposals		(44)	—	—	—	(7,580)
Transfer		2,680	3,961	(463,194)	673	34
Subsidy decrease (increase)		—	—	(95)	—	(562)

Book value as of December 31, 2008	(Won)	74,026	8,431	4,063,604	9,182	8,431,214

Acquisition cost	(Won)	464,939	17,538	4,063,604	9,182	21,799,060

Accumulated depreciation	(Won)	(390,913)	(9,107)	—	—	(13,367,839)

Accumulated impairment loss	(Won)	—	—	—	—	(7)

37

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment, Continued

(c) The officially declared value of the land owned by the Company at December 31, 2009 and 2008, as announced by the Minister of Construction and Transportation, is as follows:

(In millions of Won)			2009			2008
	Description	Location	Book value		Declared value	Book value	Declared value
Property, plant and equipment	Factory site	Paju	(Won)	301,905	336,632	290,631	358,919
	Factory site	Gumi		85,990	117,644	86,105	118,660
	R&D Center	Anyang		6,909	11,708	6,909	11,886

			(Won)	394,804	465,984	383,645	489,465

10 Capitalization of Financial Expenses

(a) The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Interest costs of (Won)16,591 and (Won)45,177 million were capitalized as part of the cost of qualifying assets for the years ended December 31, 2009 and 2008, respectively.

(b) For the year ended December 31, 2009, if the Company had expensed the capitalized financial expenses, the accumulated effects of expensing capitalized financial expenses on significant accounts in the statement of financial position and statement of income would have been as follows:

(i) Statement of Financial Position

(In millions of Won)	Capitalized			Expensed as incurred		Difference
	Acquisition cost		Accumulated depreciation	Acquisition cost	Accumulated depreciation	Acquisition cost	Accumulated depreciation
Property, plant and equipment	(Won)	24,571,698	15,839,769	24,369,852	15,751,441	201,846	88,328
Retained earnings		5,890,973	—	5,802,428	—	88,545	—
Deferred tax assets (non-current)		638,266	—	663,239	—	(24,973)	—

38

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

10 Capitalization of Financial Expenses, Continued

(ii) Statements of Income

(In millions of Won)	Capitalized		Expensed as incurred	Difference
Depreciation	(Won)	2,569,202	2,542,359	(26,843)
Interest expense		122,602	139,193	16,591
Income before income taxes		938,705	948,757	(10,252)
Income tax benefit (*)		(129,242)	(126,986)	2,256
Net income		1,067,947	1,075,943	(7,996)

(*)	Income tax expense relating to the difference in income before income taxes is measured using the marginal tax rate.

11 Insured assets

Insured assets as of December 31, 2009 are as follows:

(In millions of Won and USD)	Covered assets or loss	Insurance coverage	Beneficiary
Package Insurance(*1)	Property, plant and equipment	19,719,500	Company
Package Insurance(*1)	Inventories	1,000,000	“
Package Insurance(*1)	Business interruption	5,400,000	“
Package Insurance(*1)	Product liability	3,000	“
Erection All Risks’ Insurance(*2)	Property, plant and equipment	3,687,000	“
Fire Insurance	Property, plant and equipment	264,863	“
Directors’ and Officers’ Liability Insurance	Directors’ & officers’ liability (Global)	USD 100	“
Products Liability Insurance	Products liability (Global)	USD 35	“
Aviation Product Liability Insurance	Aviation product liability (Global)	USD 500	“
Stock Throughput Insurance	Goods in the ordinary course of transit (Global)	USD 25,859	“

(*1)	Package insurance provides multiple coverage in one policy. It refers to a policy providing both general liability and property insurance.
(*2)	This insurance policy covers unexpected loss in the course of assembly and installation of plant and equipment.

39

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

12 Intangible Assets

(a) Changes in intangible assets for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Construction -in-progress (Software)	Total
Balance as of January 1, 2009	(Won)	52,311	29,010	5,101	—	107,921	194,343
Increase during the year		18,648	1	6	3,596	66,917	89,168
Amortization		(8,359)	(3,275)	(1,015)	(29,960)	—	(42,609)
Disposals		(2)	—	—	—	—	(2)
Transfer		—	—	—	156,830	(156,830)	—

Balance as of December 31, 2009	(Won)	62,598	25,736	4,092	130,466	18,008	240,900

Acquisition cost	(Won)	488,682	32,761	12,478	170,139	18,008	722,068

Accumulated amortization	(Won)	(426,084)	(7,025)	(8,386)	(39,673)	—	(481,168)

(In millions of Won)	2008
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Construction -in-progress (Software)	Total
Balance as of January 1, 2008	(Won)	72,921	32,286	6,323	—	—	111,530
Increase during the year		26,772	—	27	—	107,921	134,720
Amortization		(45,785)	(3,276)	(1,249)	—	—	(50,310)
Disposals		(1,597)	—	—	—	—	(1,597)

Balance as of December 31, 2008	(Won)	52,311	29,010	5,101	—	107,921	194,343

Acquisition cost	(Won)	470,057	32,760	12,472	9,713	107,921	632,923

Accumulated amortization	(Won)	(417,746)	(3,750)	(7,371)	(9,713)	—	(438,580)

(b) Research and development costs are charged to expense as incurred and are classified as part of manufacturing overheads and selling, general and administrative expenses. The Company expensed (Won)774,338 million and (Won)501,192 million for the years ended December 31, 2009 and 2008, respectively.

40

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

12 Intangible Assets, Continued

(c) For the years ended December 31, 2009 and 2008, significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(In millions of Won)	2009		2008
Training expenses	(Won)	14,428	18,335
Advertising expenses		59,485	48,905
Overseas marketing expenses		4,416	14,228

	(Won)	78,329	81,468

13 Debentures

(a) Details of debentures issued by the Company as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	Maturity	Annual interest rate	2009		2008

Local currency debentures(*)
Publicly issued debentures	March 2010~ December 2014	4.50~5.89%	(Won)	890,000	850,000

Privately issued debentures	May 2011	5.30%		200,000	600,000
Less discount on debentures				(2,276)	(3,826)
Less current portion of debentures				(389,665)	(458,201)

			(Won)	698,059	987,973

Foreign currency debentures
Convertible bonds	April 2012	zero coupon	(Won)	511,555	511,555
Less discount on debentures				(1,257)	(1,760)
Less conversion right adjustment				(66,540)	(93,111)
Add redemption premium				85,788	85,788
Less current portion of convertible bonds				(529,546)	—

			(Won)	—	502,472

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company redeemed local currency debentures with their face value amounting to (Won)400,000 million (par value) for the year ended December 31, 2009 and recognized a loss on redemption of debentures amounting to (Won)173 million as non-operating expenses.

41

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

13 Debentures, Continued

(b) Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010, and in 2009, they were reclassified to current liabilities. If the convertible bonds, inclusive of redemption premium, were classified as monetary liabilities, the loss on foreign currency translation would be (Won)152,531 million for the period from Issue date, April 18, 2007, to December 31, 2009.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to the declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008.

As of December 31, 2009 and 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2009		December 31, 2008

Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

42

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

13 Debentures, Continued

(c) Aggregate maturities of the Company’s debentures as of December 31, 2009 are as follows:

(In millions of Won)

Period	Debentures		Convertible bonds(*)	Total

2010.1.1~2010.12.31	(Won)	390,000	—	390,000
2011.1.1~2011.12.31		200,000	—	200,000
2012.1.1~2012.12.31		300,000	597,343	897,343
2013.1.1~2013.12.31		—	—	—
2014.1.1~2014.12.31		200,000	—	200,000

	(Won)	1,090,000	597,343	1,687,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

14 Short-Term Borrowings and Long-Term Debt

(a) Short-term borrowings in foreign currency as of December 31, 2009 and 2008 are as follows:

(In millions of Won except interest rate)

Lender	Annual interest rate(*1)	2009		2008
Foreign currency loans (*2)
Kookmin Bank and others	3ML+2.8~5.5	(Won)	189,423	—
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4		63,141	—
Korea Exchange Bank and others	6ML+0.9~2.0		220,140	—
Korea Exchange Bank	6ML+1.18		34,027	—

		(Won)	506,731	—

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).
(*2)	Above short-term borrowings as of December 31, 2009 consist of foreign currency borrowings of JPY37,432 million and USD29 million in aggregate.

43

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Short-Term Borrowings and Long-Term Debt, Continued

(b) Long-term debt as of December 31, 2009 and 2008 is as follows:

(In millions of Won except interest rate)

Lender	Annual interest rate(*1)	2009		2008	Redemption method

Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—	9,850	Redemption by installments
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,380	18,982	“
Korea Development Bank	KDBBIR+0.77%		7,500	37,500	“
Korea Development Bank	KDBBIR+3.29%		120,000	—	“
Woori Bank	5.43%		200,000	—	Redemption at maturity
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	—	Redemption by installments

			349,794	66,332
Less current portion of long-term debt			(9,872)	(40,451)

		(Won)	339,922	25,881

(In millions of Won except interest rate)

Lender	Annual interest rate(*1)	2009		2008	Redemption method

Foreign currency loans (*2)
The Export-Import Bank of Korea	6ML+0.69%	(Won)	58,380	62,875	Redemption by installments
Korea Development Bank	3ML+0.66%		163,464	176,050	Redemption at maturity
Kookmin Bank and others	3ML+0.35~0.53%		467,040	503,000	“
	6ML+0.41%		233,520	251,500	“

			922,404	993,425
Less current portion of long-term debt			(5,838)	—

		(Won)	916,566	993,425

(*1)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.
(*2)	Foreign currency equivalent of the above long-term debt as of December 31, 2009 and 2008 is USD790 million.

44

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Short-Term Borrowings and Long-Term Debt, Continued

(c) Aggregate maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

(In millions of Won)

Period	Local currency loans		Foreign currency loans	Total

2010.1.1~2010.12.31	(Won)	9,872	5,838	15,710
2011.1.1~2011.12.31		203,796	595,476	799,272
2012.1.1~2012.12.31		34,188	291,900	326,088
2013.1.1~2013.12.31		64,579	29,190	93,769
2014.1.1~2014.12.31		33,978	—	33,978
Thereafter		3,381	—	3,381

	(Won)	349,794	922,404	1,272,198

15 Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Balance at beginning of year	(Won)	201,920	153,475
Actual severance payments		(47,761)	(23,850)
Transferred from/to affiliated companies, net		1,630	3,339
Provision for retirement and severance benefits		79,321	68,956

Balance at end of year		235,110	201,920

Balance of deposits to National Pension Fund		(402)	(479)
Balance of the severance insurance deposits		(175,869)	(131,302)

Net balance	(Won)	58,839	70,139

The Company’s retirement and severance benefit plan is funded approximately 74.8% and 65.0% as of December 31, 2009 and 2008, respectively, through severance insurance deposits in Korea Life Insurance Co., Ltd. and others for the payment of severance benefits. The beneficiaries of the severance insurance deposit are the Company’s employees.

45

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Monetary Assets and Liabilities Denominated In Foreign Currency

Monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes 13 and 14 to the financial statements as of December 31, 2009 and 2008 are as follows:

(In millions of Won, USD, JPY, EUR and PLN)	2009
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :
Cash and cash equivalents	USD	279	1,167.6	(Won)	325,305
	JPY	46	12.6282		579
	EUR	1	1,674.28		1,156
	PLN	6	405.18		2,449

Trade accounts and notes receivable	USD	2,430	1,167.6		2,837,568
	JPY	2,217	12.6282		28,002
	EUR	45	1,674.28		75,208

Other accounts receivable	USD	4	1,167.6		5,176
	JPY	11	12.6282		134

Non-current guarantee deposits	JPY	22	12.6282		282

				(Won)	3,275,859

Liabilities :
Accounts payable	USD	1,326	1,167.6	(Won)	1,548,497
	JPY	12,717	12.6282		160,594

Other accounts payable	USD	145	1,167.6		169,098
	JPY	8,762	12.6282		110,655
	EUR	8	1,674.28		13,128

Accrued expenses	USD	226	1,167.6		263,527

Long-term advance received	USD	500	1,167.6		583,800

				(Won)	2,849,299

46

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Monetary Assets and Liabilities Denominated In Foreign Currency, Continued

(In millions of Won, USD, JPY, EUR and PLN)

	2008
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :
Cash and cash equivalents	USD	401	1,257.5	(Won)	504,267
	JPY	5,340	13.9389		74,427
	EUR	3	1,776.22		4,954
	PLN	52	426.18		22,305

Trade accounts and notes receivable	USD	1,246	1,257.5		1,567,140
	JPY	2,490	13.9389		34,708
	EUR	24	1,776.22		42,629

Other accounts receivable	USD	16	1,257.5		19,684
	JPY	10	13.9389		137

Value added tax receivable	PLN	255	426.18		108,511

Long-term loans	USD	10	1,257.5		12,575

				(Won)	2,391,337

Liabilities :
Accounts payable	USD	513	1,257.5	(Won)	645,447
	JPY	6,302	13.9389		87,839

Other accounts payable	USD	252	1,257.5		316,805
	JPY	39,782	13.9389		554,522
	EUR	1	1,776.22		1,652
	PLN	1	426.18		468

				(Won)	1,606,733

(*)	PLN represent Poland Zloty.

17 Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	58,105	113,866	(108,375)	63,596

(In millions of Won)	2008
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	49,295	90,063	(81,253)	58,105

47

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies

(a) Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2009, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,830 million in connection with its export sales transactions. As of December 31, 2009, sold accounts and notes receivable amounting to USD187 million ((Won)217,784 million) and JPY950 million ((Won)12,003 million) are current and outstanding among the accounts and notes receivable sold during 2009.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the year ended December 31, 2009, no accounts and notes receivable were sold.

The Company has an agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of December 31, 2009, no accounts and notes receivable are current and outstanding among the accounts and notes receivable sold during 2009.

Letters of credit

As of December 31, 2009, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

Payment guarantees

The Company receives payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of December 31, 2009, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD 17 million and related interests.

License agreements

As of December 31, 2009, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

48

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies, Continued

Long-term supply agreement

In January 2009, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

(b) Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCD in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, on May 30, 2007, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. (“O2 Micro) requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others infringed their patents relating to LCD Displays. On August 24, 2009, the Company and O2 Micro submitted a mutual agreement for the completion of the Trade Remedy Investigation on the Company to the ITC, and on September 25, 2009, the ITC approved this agreement and closed the investigation on the Company.

49

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies, Continued

Investigation and litigation filed by authorities in Korea, Japan, Canada, US and European Commission

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). Additionally in 2009, separate claims were filed by ATS Claim LLC, AT&T Corp., Motorola Inc., Electrograph Technologies Corp., Nokia Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established reserves with respect to certain of the contingencies. However, actual liability may be materially different from the reserves estimated by the Company.

50

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments

(a) Derivative instruments used by the Company for hedging purposes as of December 31, 2009 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

(b) Hedge of fair value

The Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2009 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
USB and others	January 22, 2010~ February 26, 2010	USD 175	(Won)	207,276	(Won)1,177.0~ (Won)1,200.5 : USD1

(ii) Unrealized gains and losses related to the above derivatives as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	2,674	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2009.

51

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments, Continued

(c) Hedge of cash flows

Details of the Company’s derivative instruments related to hedge of cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes as of December 31, 2009 are as follows:

(i) Cross Currency Swap

The Company made early settlements of cross currency swaps of floating to fixed interest amounting to USD100 million and USD50 million contracts. As a result, as of December 31, 2009, there is no cross currency swap outstanding. The unrealized gains and losses incurred on valuation of cross currency swap, net of tax, prior to the early settlement are recorded in accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses with present value amounting to (Won)4,523 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii) Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 24, 2010	USD100	Receive floating rate	6M LIBOR
			Pay fixed rate	5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses with present value amounting to (Won)3,047 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iii) Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements

Cross currency swap	(Won)	—	8,144	Fulfilled
Interest rate swap		—	3,047	Fulfilled

52

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments, Continued

(d) Realized gains and losses related to derivative instruments for the year ended December 31, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	13,645
Cash flow hedge	Interest rate swap		—	5,422
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		52,350	52,991

20 Capital Stock

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2009, the number of issued common shares is 357,815,700.

There are no changes in the capital stock from January 1, 2008 to December 31, 2009.

21 Capital Surplus

Capital surplus as of December 31, 2009 and 2008 is as follows:

(In millions of Won)

Accounts	2009		2008
Additional paid-in capital	(Won)	2,251,113	2,251,113
Conversion rights (*)		59,958	59,958

Total	(Won)	2,311,071	2,311,071

(*)	Net of tax effects.

22 Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2009 and 2008 is as follows:

(In millions of Won)

Accounts	2009		2008
Unrealized gains on available-for-sale securities	(Won)	3,481	25,934
Changes in equity arising from application of equity method		139,876	164,910
Loss on valuation of derivative instruments		(8,483)	(16,906)

Total	(Won)	134,874	173,938

53

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

23 Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders in its shareholder’s meeting.

24 Income Taxes

(a) Income tax expense for the years ended December 31, 2009 and 2008 consists of :

(In millions of Won)	2009		2008
Current income taxes	(Won)	170,739	287,748
Deferred income taxes from changes in temporary differences		(68,512)	(8,102)
Deferred income taxes from changes in tax credit		(242,414)	(18,088)
Deferred income taxes charged to shareholders’ equity		10,945	(54,974)

Income tax expense (benefit)	(Won)	(129,242)	206,584

(b) The income tax expense calculated by applying statutory tax rates to the Company’s income before income taxes for the year differs from the actual tax expense in the statement of income for the years ended December 31, 2009 and 2008 for the following reasons:

(In millions of Won)	2009		2008
Income before income tax	(Won)	938,705	1,293,480
Charge for income taxes at normal tax rates		227,142	355,676
Adjustments		(356,384)	(149,092)
Non-tax deductible expenses		24,477	588
Tax credits and deduction		(357,575)	(235,294)
Effect of changes in tax rates		(1,749)	18,683
Changes in unrealized deferred income tax assets		(18,791)	71,530
Others		(2,746)	(4,599)

Income tax expense (benefit)	(Won)	(129,242)	206,584

Effective tax rate		(-)13.77%	15.97%

54

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(c) The tax effects of temporary differences, tax credit carryforwards and losses carryforwards that resulted in significant portions of deferred tax assets and liabilities at December 31, 2009 and 2008 are presented below:

(i) 2009

(In millions of Won)	January 1, 2009		Increase (decrease)	December 31, 2009

Temporary differences:
Accrued income	(Won)	(88,237)	46,996	(41,241)
Inventories		96,595	(21,534)	75,061
Change in fair value of available-for- sale securities		(33,248)	28,786	(4,462)
Equity method investments		259,734	7,453	267,187
Changes in capital adjustment arising from equity method investments		(211,423)	32,094	(179,329)
Other current assets		(70,952)	68,278	(2,674)
Loss on valuation of derivative instruments		22,062	(10,871)	11,191
Property, plant and equipment		21,940	212,284	234,224
Warranty reserve and other reserves		187,869	49,161	237,030
Gain on foreign currency translation		61,520	7,927	69,447
Loss on foreign currency translation		(138,599)	(97,656)	(236,255)
Accrued expenses		435,875	(162,935)	272,940
Others		22,247	57,119	79,366

Total		565,383	217,102	782,485

Tax credit carryforwards	(Won)	468,620	269,349	737,969

55

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2009		Increase (decrease)	December 31, 2009	Current	Non- Current

Accrued income	(Won)	(21,353)	11,373	(9,980)	(9,980)	—
Inventories		23,376	(5,211)	18,165	18,165	—
Change in fair value of available-for-sale securities		(7,314)	6,333	(981)	—	(981)
Equity method investments		(6,446)	20,595	14,149	—	14,149
Changes in capital adjustment arising from equity method investments		(46,513)	7,060	(39,453)	—	(39,453)
Other current assets		(17,170)	16,523	(647)	(647)	—
Loss on valuation of derivative instruments		5,156	(2,448)	2,708	1,832	876
Accrued expenses		5,309	51,373	56,682	56,682	—
Property, plant and equipment		42,152	12,172	54,324	—	54,324
Warranty reserve and other reserves		14,665	2,141	16,806	15,449	1,357
Gain on foreign currency translation		(33,541)	(23,633)	(57,174)	(57,174)	—
Loss on foreign currency translation		105,482	(40,894)	64,588	22,195	42,393
Others		4,961	13,128	18,089	6,920	11,169

Subtotal		68,764	68,512	137,276	53,442	83,834
Tax credit carryforwards		421,758	242,414	664,172	109,740	554,432

Deferred income tax assets	(Won)	490,522	310,926	801,448	163,182	638,266

56

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(ii) 2008

(In millions of Won)	January 1, 2008		Increase (decrease)	December 31, 2008
Temporary differences:
Accrued income	(Won)	(14,055)	(74,182)	(88,237)
Inventories		22,860	73,735	96,595
Change in fair value of available-for- sale securities		—	(33,248)	(33,248)
Equity method investments		(24,320)	284,054	259,734
Changes in capital adjustment arising from equity method investments		(19,381)	(192,042)	(211,423)
Other current assets		15,561	(86,513)	(70,952)
Loss on valuation of derivative instruments		21,927	135	22,062
Gain on valuation of derivative instruments		(2,066)	2,066	—
Property, plant and equipment		176,626	11,243	187,869
Warranty reserve and other reserves		49,295	12,225	61,520
Gain on foreign currency translation		—	(138,599)	(138,599)
Loss on foreign currency translation		—	435,875	435,875
Others		9,331	34,856	44,187

Total		235,778	329,605	565,383

Tax credit carryforwards	(Won)	448,522	20,098	468,620

57

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2008		Increase (decrease)	December 31, 2008	Current	Non-Current

Accrued income	(Won)	(3,521)	(17,832)	(21,353)	(21,353)	—
Inventories		5,726	17,650	23,376	23,376	—
Change in fair value of available-for-sale securities		—	(7,314)	(7,314)	—	(7,314)
Equity method investments		(13,960)	7,514	(6,446)	—	(6,446)
Changes in capital adjustment arising from equity method investments		841	(47,354)	(46,513)	—	(46,513)
Other current assets		3,898	(21,068)	(17,170)	(17,170)	—
Loss on valuation of derivative instruments		6,030	(874)	5,156	3,329	1,827
Gain on valuation of derivative instruments		(568)	568	—	—	—
Property, plant and equipment		47,713	(5,561)	42,152	—	42,152
Warranty reserve and other reserves		12,348	2,317	14,665	12,444	2,221
Gain on foreign currency translation		—	(33,541)	(33,541)	(33,541)	—
Loss on foreign currency translation		—	105,482	105,482	105,482	—
Others		2,155	8,115	10,270	8,427	1,843

Subtotal		60,662	8,102	68,764	80,994	(12,230)
Tax credit carryforwards		403,670	18,088	421,758	—	421,758

Deferred income tax assets	(Won)	464,332	26,190	490,522	80,994	409,528

58

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(d) Details of the item which is not recognized as deferred tax assets are as follows:

(In millions of Won)	2009	2008
Equity method investments	(Won)429,222	406,156

As of December 31, 2009, the Company did not recognize temporary differences for the cumulative losses related to equity method investments, as the possibility of realization of the deferred tax assets through events such as disposal of the related investments in foreseeable future, is remote.

(e) Amounts which are not recognized as deferred tax liabilities are as follows:

(In millions of Won)	2009		2008
Equity method investments	(Won)	220,504	119,788

As of December 31, 2009, the Company did not recognize deferred tax liabilities for temporary differences related to the retained earnings of subsidiaries accounted for using equity method , considering the effect of credit for foreign taxes paid.

(f) Income tax expense that was directly charged or credited to accumulated other comprehensive income as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Amount		Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	(28,786)	—	6,333
Changes in capital adjustment arising from equity method investments		(32,094)	—	7,060
Loss on valuation of derivative instruments		10,871	—	(2,448)

Total	(Won)	(50,009)	—	10,945

59

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(In millions of Won)	2008
	Amount		Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	33,248	—	(7,314)
Changes in capital adjustment arising from equity method investments		192,042	—	(47,354)
Loss on valuation of derivative instruments		(135)	—	(874)
Gain on valuation of derivative instruments		(2,066)	—	568

Total	(Won)	223,089	—	(54,974)

(g) As of December 31, 2009 and 2008 details of aggregate deferred tax assets and liabilities, income taxes payable and income tax refund receivable are as follows:

(In millions of Won)	2009
	Current		Non-current	Total
Deferred tax assets	(Won)	247,086	678,771	925,857
Deferred tax liabilities		83,904	40,505	124,409
Income taxes payable		120,206	—	120,206

(In millions of Won)	2008
	Current		Non-current	Total
Deferred tax assets	(Won)	153,058	469,801	622,859
Deferred tax liabilities		72,064	60,273	132,337
Income taxes payable		265,550	—	265,550

Statutory tax rate applicable to the Company is 24.2% and 27.5% for the years ended December 31, 2009 and 2008, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter. Under the Foreign Investment Promotion Act of Korea, the Company was exempt from payment of income taxes corresponding to one-half of the foreign investment ratio in 2008, however, the exemption period, which had started from 1999, was terminated and is not applicable in 2009.

60

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

25 Cost of Sales

Details of cost of sales for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009			2008

Finished goods	(Won)		18,264,940		13,422,008
Beginning balance of finished goods		286,207		310,975
Cost of goods manufactured		18,364,251		13,397,240
Ending balance of finished goods		(385,518)		(286,207)
Merchandise			—		185,254
Others			33,134		19,340

	(Won)		18,298,074		13,626,602

26 Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Salaries	(Won)	101,838	86,433
Severance benefits		8,596	9,184
Other employee benefits		21,711	14,507
Shipping cost		168,577	122,922
Rent		4,347	4,745
Fees and commissions		95,863	84,708
Entertainment		2,619	2,780
Depreciation		14,796	8,657
Taxes and dues		2,156	4,489
Advertising		59,485	48,905
Sales promotion		7,728	24,005
Development costs		2,634	6,610
Research		164,825	141,427
A/S expenses		113,866	90,696
Others		51,644	52,264

Total	(Won)	820,685	702,332

61

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

27 Earnings Per Share

(a) Basic earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)	2009		2008
Net income	(Won)	1,067,946,209,259	1,086,896,360,997
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	2,985	3,038

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings per share.

(b) Diluted earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)	2009		2008
Net income	(Won)	1,067,946,209,259	1,086,896,360,997
Interest on convertible bond, net of tax		20,521,477,453	19,139,925,063
Adjusted income		1,088,467,686,712	1,106,036,286,060
Adjusted weighted-average number of common shares outstanding and common equivalent shares(*)		368,457,551	368,346,462

Diluted earnings per share	(Won)	2,954	3,003

(*)	Adjusted weighted-average number of common shares outstanding is calculated as follows:

(Number of shares)	2009	2008
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,641,851	10,530,762

Adjusted weighted-average number of common shares (diluted)	368,457,551	368,346,462

(c) The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2009 and 2008 is calculated as follows:

(Number of shares)	2009	2008
Number of convertible bonds	10,641,851	10,530,762
Period	January 1, 2009~ December 31, 2009	January 1, 2008~ December 31, 2008
Weight	365 days / 365 days	366 days / 366 days
Effect of conversion of convertible bonds	10,641,851	10,530,762

62

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

28 Dividends

(a) The dividend payout ratios for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won except Dividend payout ratio)	2009	2008
Dividend amount	178,908	178,908
Net income	1,067,946	1,086,896
Dividend payout ratio	16.75%	16.46%

(b) The dividend yield ratios for the years ended December 31, 2009 and 2008 are as follows:

(In Won except Dividend yield ratio)	2009	2008
Dividend per share	500	500
Market price of a common share as of year end	39,250	21,000
Dividend yield ratio	1.27%	2.38%

29 Share-Based Payments

(a) The terms and conditions of share-based payment arrangement as of December 31, 2009 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

63

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

29 Share-Based Payments, Continued

(b) The changes in the number of SARs outstanding for the years ended December 31, 2009 and 2008 are as follows:

(Number of shares)	Stock appreciation rights
	2009	2008
Balance at beginning of year	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of year	110,000	110,000

Exercisable at end of year	110,000	110,000

30 Comprehensive Income

Comprehensive income for the years ended December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009		2008

Net income	(Won)	1,067,947	1,086,896
Change in fair value of available-for-sale securities, net of tax effect of (Won)6,333 million in 2009 and (Won)(7,314) in 2008		(22,453)	25,934
Change in equity arising from application of equity method, net of tax effect of (Won)7,060 million in 2009 and (Won)(47,354) million in 2008		(25,034)	144,688
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(2,448) million in 2009 and (Won)(874) million in 2008		8,423	(1,009)

Comprehensive income	(Won)	1,028,883	1,255,011

64

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

31 Value-Added Information

Value added information for the years ended December 31, 2009 and 2008 is as follows:

(i) 2009

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total
Salaries and wages	(Won)	815,832	101,838	67,956	22,535	1,008,161
Severance benefits		64,013	8,596	4,595	2,118	79,322
Other employee benefits		147,125	21,711	7,961	2,607	179,404
Rent		9,676	4,347	771	1	14,795
Depreciation (*2)		2,577,306	14,796	19,706	1,986	2,613,794
Taxes and dues		15,068	2,156	526	7	17,757

	(Won)	3,629,020	153,444	101,515	29,254	3,913,233

(ii) 2008

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total
Salaries and wages	(Won)	642,857	89,634	54,595	21,305	808,391
Severance benefits		53,363	9,453	4,673	1,467	68,956
Other employee benefits		108,507	14,830	6,197	2,119	131,653
Rent		12,275	4,756	446	—	17,477
Depreciation (*2)		2,302,146	9,240	19,503	708	2,331,597
Taxes and dues		8,643	4,489	170	—	13,302

	(Won)	3,127,791	132,402	85,584	25,599	3,371,376

(*1)	Research and development expense includes amount allocated to cost of sales and selling, general and administrative expense.
(*2)	Depreciation includes amortization of intangible assets.

32 Supplemental Cash Flow Information

Significant non-cash investing and financing activities for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Increase (decrease) in other accounts payable arising from purchase of property, plant and equipment	(Won)	(618,961)	1,265,519

65

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

33 Segment Information

(a) The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

(b) The Company sells its products in domestic and foreign markets. Export sales represent approximately 95% of total sales for the year ended December 31, 2009. The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2009 and 2008:

(In millions of Won)	Domestic		Taiwan	Japan	US	China	Europe	Others	Total

2009	(Won)	946,734	4,489,075	1,731,679	3,148,156	4,321,779	3,552,654	1,929,265	20,119,342

2008	(Won)	1,063,742	3,523,766	1,548,890	2,194,250	2,971,396	2,732,894	1,830,302	15,865,240

34 Date of Authorization for Issue of Financial Statements

The 2009 financial statements were authorized for issue on January 20, 2010, at the Board of Directors Meeting.

35 Results of Operations for the Last Interim Period

(In millions of Won)	2009 4th Quarter		2008 4th Quarter

Revenue	(Won)	5,924,946	3,722,702
Operating income (loss)		280,507	(432,934)
Net income (loss) for the period		463,101	(696,677)
Earnings (loss) per share (in Won)		1,294	(1,947)

36 Status of the Company’s Adoption of Korean IFRS

The preparation of financial statements under Korean International Financial Reporting Standards (“K-IFRS”) is mandatory for all listed companies in the Republic of Korea from 2011; however, the Company has elected to early adopt K-IFRS from the year ended December 31, 2010. Information on the Company’s K-IFRS adoption plan and the current status of progress is as follows:

(a) K-IFRS Adoption Plan and current status of progress

The Company has employees in its accounting department who prepare for early adoption and perform related tasks. These employees analyze the effect of K-IFRS adoption to the Company and its financial reporting system and financial statements and report the results and status of the Company’s transition to K-IFRS to the management. In 2007, the Company has contracted external consultants and completed generally accepted accounting principles (“GAAP”) difference analysis. As a result, the Company’s accounting policy in accordance with IFRS was established after an analysis of GAAP differences between Korean GAAP (“K-GAAP”) and K-IFRS and alternative accounting methods allowed in K-IFRS. Currently, the Company is preparing financial statements in accordance with K-IFRS for the transition date and the year ended December 31, 2009.

66

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(b) Significant GAAP differences between Korean GAAP and K-IFRS

Area	Current K-GAAP	K-IFRS

Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and do not revaluate	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, left at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, recognize all actuarial gain/loss in equity.

Share-based payment	In accordance with K-GAAP Interpretation 39-35, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	The Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income, and any dividend recognized in profit at the date when dividend is determined. Convertible preferred stock is regarded as debt security.

67

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

Area	Current K-GAAP	K-IFRS

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Investments in associates and subsidiaries	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	Recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified current or non-current portion based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	Deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	Long-term payables of LGDUS is discounted using the Company’s weighted average borrowing rate.	Long-term payables of LGDUS is discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

68

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(c) Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRS on the Company’s financial position as of January 1, 2009, the transition date to IFRS, are as follows:

(In millions of Won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022

Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*5)		46,513	—	46,513
Deferred tax asset (*6)		31,825	—	31,825

Total adjustment		78,338	196,513	(118,175)

K-IFRS	(Won)	16,580,325	7,422,478	9,157,847

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*6)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP.

69

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(ii) The effects of the adoption of K-IFRS on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284

Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	60,116	(60,116)
Equity-method investments (*5)		18,004	(23,066)	41,070
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*8)		39,453	—	39,453
Deferred tax asset (*9)		5,672	—	5,672

Total adjustment		141,917	233,003	(91,086)

K-IFRS	(Won)	19,027,080	8,992,882	10,034,198

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under IFRS
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under IFRS
(*8)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP

70

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(iii) The effects of the adoption of K-IFRS on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)	Net income		Total Comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,599	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,868	26,376

K-IFRS	(Won)	1,088,815	1,055,259

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP

The effects of K-IFRS adoption to the Company’s financial position and result of operations may change if the Company’s selection of IFRS accounting policy changes.

71

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2009 and 2008

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations, the changes in its equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 3(b) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 20(b) to the consolidated financial statements, as of December 31, 2009, the Company is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other counties with respect to possible anti-competitive activities in the LCD industry. In addition, the Controlling Company, along its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Controlling Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2010

This report is effective as of February 16, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Assets
Cash and cash equivalents	4, 18	(Won)	862,099	1,367,752
Short-term financial instruments	4		2,500,000	2,055,000
Available-for-sale securities	7		—	74
Trade accounts and notes receivable, net	5, 9, 10, 18, 20		2,859,255	2,004,758
Other accounts receivable, net	5, 18		80,186	36,260
Accrued income, net	5		40,958	87,846
Advance payments, net	5		12,109	409
Prepaid expenses			40,951	38,263
Value added tax receivable	18		96,509	176,379
Deferred income tax assets, net	26		167,858	86,048
Other current assets			12,246	28,548
Inventories, net	6, 13		1,705,362	1,136,673

Total current assets			8,377,533	7,018,010

Long-term financial instruments			13	13
Available-for-sale securities	7		133,009	129,497
Equity method investments	8		178,596	60,717
Property, plant and equipment, net	9, 10, 11, 12, 13		9,671,504	9,270,262
Intangible assets, net	14		265,534	199,697
Non-current guarantee deposits			64,269	50,781
Long-term other receivables, net	5		11,311	25,056
Long-term prepaid expenses			140,249	150,808
Deferred income tax assets, net	26		696,172	443,877
Other non-current assets			—	39,648

Total non-current assets			11,160,657	10,370,356

Total assets		(Won)	19,538,190	17,388,366

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Liabilities
Trade accounts and notes payable	9, 18	(Won)	1,969,376	988,094
Other accounts payable	9, 18, 20		1,511,302	2,044,888
Short-term borrowings	5, 16		802,583	601,068
Advances received			30,812	17,155
Withholdings			21,396	15,675
Accrued expenses	18, 20		600,514	203,867
Income tax payable	26		148,570	294,494
Warranty reserve, current	19		57,985	48,008
Current portion of long-term debt and debentures, net of discounts	15, 16		1,062,342	553,169
Other current liabilities			9,613	19,464

Total current liabilities			6,214,493	4,785,882

Debentures, net of current portion and discounts on debentures	15		698,059	1,490,445
Long-term debt, net of current portion	16		1,378,102	1,242,656
Long-term accrued expenses	31		18,596	16,471
Long-term other accounts payable	2, 20		364,572	462,922
Long-term advances received	18, 20		583,800	—
Accrued severance benefits, net	17		58,976	70,232
Warranty reserve, non-current	19		5,611	10,097
Other non-current liabilities			88	21,038

Total non-current liabilities			3,107,804	3,313,861

Total liabilities			9,322,297	8,099,743

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2009 and 2008	1, 22		1,789,079	1,789,079
Capital surplus	23		2,311,071	2,311,071
Capital adjustment			(713)	—
Accumulated other comprehensive income	24		134,874	173,938
Retained earnings	25		5,885,500	5,001,934

Total controlling interest			10,119,811	9,276,022
Minority interest			96,082	12,601

Total shareholders’ equity			10,215,893	9,288,623

Commitments and contingencies	20

Total liabilities and shareholders’ equity		(Won)	19,538,190	17,388,366

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2009 and 2008

(In millions of Won, except earnings per share)	Note	2009		2008
Sales	9, 10, 35	(Won)	20,613,571	16,263,635
Cost of sales	9, 10, 27		18,314,569	13,616,615

Gross profit			2,299,002	2,647,020

Selling and administrative expenses	28		1,231,761	911,579

Operating income			1,067,241	1,735,441

Interest income			126,255	209,661
Rental income			4,653	3,203
Foreign exchange gains			1,247,851	2,855,861
Gain on foreign currency translation	21		250,894	281,978
Equity income on investments	8		9,649	8,477
Gain on disposal of property, plant and equipment			556	1,066
Gain on disposal of intangible assets			9	1,633
Commission earned			22,505	13,894
Reversal of allowance for doubtful accounts			548	10,859
Gain on redemption of debentures	15		—	1,152
Gain on disposal of available-for-sale securities			295	—
Other income			2,022	6,124

Non-operating income			1,665,237	3,393,908

Interest expenses	5		166,453	153,543
Foreign exchange losses			1,249,857	2,687,150
Loss on foreign currency translation			34,487	500,937
Donations			7,108	8,959
Loss on disposal of trade accounts and notes receivable	5		4,367	—
Equity loss on investments	8		3,490	889
Loss on disposal of property, plant and equipment			8,416	736
Impairment loss on property, plant and equipment	11		664	83
Other bad debt expenses			14,697	6
Loss on redemption of debentures	15		173	13
Loss on sale of investment in equity securities	8		165	100
Loss on disposal of available-for-sale securities			5	—
Loss on disposal of intangible assets			2	—
Other expenses	20		298,343	465,434

Non-operating expenses			1,788,227	3,817,850

Income before income taxes			944,251	1,311,499
Income tax expense (benefit)	26		(104,401)	224,721

Preacquisition earnings of subsidiary			35,001	—

Net income		(Won)	1,083,653	1,086,778

Controlling interests		(Won)	1,062,474	1,086,896

Minority interests		(Won)	21,179	(118)

Earnings per share	29
Basic earnings per share		(Won)	2,969	3,038

Diluted earnings per share		(Won)	2,939	3,003

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	Capital stock		Capital surplus	Capital adjustment	Accumulated other comprehensive income (loss)	Retained earnings	Minority interest	Total
Balances at January 1, 2008		(Won)	1,789,079	2,311,071	—	5,823	4,183,400	86	8,289,459
Cash dividend	30		—	—	—	—	(268,362)	—	(268,362)
Net income			—	—	—	—	1,086,896	(118)	1,086,778
Change in cumulative translation adjustments	32		—	—	—	144,154	—	(225)	143,929
Change in fair value of available-for-sale securities	7, 32		—	—	—	25,934	—	—	25,934
Change in capital adjustment arising from
equity method investments	8, 32		—	—	—	534	—	—	534
Gain on valuation of cash flow hedges	24, 32		—	—	—	(1,498)	—	—	(1,498)
Loss on valuation of cash flow hedges	24, 32		—	—	—	(1,009)	—	—	(1,009)
Change in the investor’s share of subsidiary			—	—	—	—	—	12,858	12,858

Balances at December 31, 2008		(Won)	1,789,079	2,311,071	—	173,938	5,001,934	12,601	9,288,623

Balances at January 1, 2009		(Won)	1,789,079	2,311,071	—	173,938	5,001,934	12,601	9,288,623
Cash dividend	30		—	—	—	—	(178,908)	—	(178,908)
Net income			—	—	—	—	1,062,474	21,179	1,083,653
Change in cumulative translation adjustments	32		—	—	—	(27,457)	—	(8,182)	(35,639)
Change in fair value of available-for-sale securities	7, 32		—	—	—	(19,684)	—	—	(19,684)
Change in capital adjustment arising from equity method investments	8, 32		—	—	—	(346)	—	—	(346)
Loss on valuation of cash flow hedges	24, 32		—	—	—	8,423	—	—	8,423
Change in the investor’s share of subsidiary			—	—	—	—	—	70,484	70,484
Acquisition of invested in affiliates			—	—	(713)	—	—	—	(713)

Balances at December 31, 2009		(Won)	1,789,079	2,311,071	(713)	134,874	5,885,500	96,082	10,215,893

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Cash flows from operating activities:
Net income		(Won)	1,083,653	1,086,778
Adjustments for:
Depreciation	11		2,790,675	2,485,977
Amortization of intangible assets	14		47,200	55,044
Provision for severance benefits			79,525	68,992
Provision for warranty reserve	19		113,866	90,063
Loss (gain) on foreign currency translation, net			(216,407)	218,959
Equity income on investments, net			(6,159)	(7,588)
Gain on disposal of property, plant and equipment, net			(221)	(330)
Loss on sale of Investment in equity securities, net			165	100
Impairment loss on property, plant and equipment			664	83
Interest expenses			20,909	2,483
Loss (gain) on redemption of debentures, net			173	(1,139)
Amortization of discount on debentures, net			30,429	30,838
Reversal of stock compensation cost	31		—	(560)
Gain on disposal of available-for-sale securities, net			(290)	—
Gain on disposal of intangible assets			(9)	(1,633)
Reversal of allowance for doubtful accounts			(548)	—
Other expenses, net	20		263,521	458,017

			3,123,493	3,399,306

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable			(830,684)	187,879
Decrease (increase) in other accounts receivable			(50,959)	53,562
Decrease (increase) in accrued income			46,831	(73,897)
Decrease (increase) in advance payments			(11,981)	2,375
Decrease (increase) in prepaid expenses			26,964	26,751
Decrease (increase) in value added tax receivable			97,962	(70,455)
Decrease (increase) in other current assets			18,040	2,154
Decrease (increase) in inventories			(558,425)	(312,749)
Decrease (increase) in long-term other receivable			627	(4,915)
Decrease (increase) in long-term prepaid expenses			(19,155)	(24,554)
Decrease (increase) in deferred income tax assets			(323,159)	(100,916)
Decrease (increase) in other non-current assets			41,735	2,535
Increase (decrease) in trade accounts and notes payable			959,681	83,812
Increase (decrease) in other accounts payable			(38,352)	170,689
Increase (decrease) in advances received			13,657	(64,946)
Increase (decrease) in withholdings			5,568	8,516
Increase (decrease) in accrued expenses			161,012	103,182
Increase (decrease) in income tax payable			(139,073)	216,361
Increase (decrease) in warranty reserve	19		(108,375)	(81,253)
Increase (decrease) in other current liabilities			(3,663)	(20,536)
Increase (decrease) in long-term accrued expenses			7,667	979
Increase (decrease) in long-term other accounts payable			(231)	1,106
Increase (decrease) in deferred income tax liabilities			(2)	2
Increase (decrease) in long-term advances received			695,500	—
Payment of severance benefits			(47,921)	(23,853)
Accrued severance benefits transferred from affiliated company, net			1,630	3,339
Decrease (increase) in severance insurance deposits			(44,567)	(31,792)
Decrease (increase) in contribution to National Pension Fund			77	51
Increase (decrease) in other non-current liabilities			(11,643)	3,202
Increase (decrease) in cumulative translation adjustments, net			(14,594)	58,368

			(125,833)	114,997

Net cash provided by operating activities		(Won)	4,081,313	4,601,081

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008
Cash flows from investing activities:
Acquisition of short-term financial instruments		(Won)	(445,000)	(1,270,000)
Acquisition of available-for-sale securities			(29,246)	(96,260)
Disposal of available-for-sale securities			915	1
Decrease in short-term loans			23	—
Increase in short-term loans			—	(54)
Acquisition of equity method investments			(112,885)	(33,602)
Proceeds from dividend received from equity method investments	8		557	5,760
Acquisition of property, plant and equipment			(3,806,500)	(2,775,902)
Proceeds from disposal of property, plant and equipment			7,850	2,976
Acquisition of intangible assets			(109,114)	(125,413)
Proceeds from disposal of intangible assets			11	3,196
Decrease in guarantee deposits			553	32
Payment of guarantee deposits			(14,014)	(15,720)
Government subsidies received			2,550	—

Net cash used in investing activities			(4,504,300)	(4,304,986)

Cash flows from financing activities:
Proceeds from short-term borrowings			910,790	596,407
Repayment of short-term borrowings			(727,938)	—
Proceeds from long-term debt			370,299	23,638
Issuance of debentures			498,020	—
Early redemption of debentures			(400,000)	(78,308)
Repayment of current portion of long-term debt			(557,612)	(425,608)
Increase in long-term other accounts payable			—	14,608
Increase in minority interest			1	12,947
Decrease in minority interest			—	(88)
Payment of cash dividend			(178,908)	(268,362)

Net cash used in financing activities			(85,348)	(124,766)

Increase in cash of subsidiary acquisition			2,682	—

Net Increase (decrease) in cash and cash equivalents			(505,653)	171,329
Cash and cash equivalents, beginning of the year			1,367,752	1,196,423

Cash and cash equivalents, end of the year		(Won)	862,099	1,367,752

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

1 Organization and Description of Business

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information of LG Display Co., Ltd. (the “Controlling Company”), its consolidated subsidiaries and its equity method investees is described below.

(a) Description of the Controlling Company

LG Display Co., Ltd. was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. In March 2009, Philips, which used to be one of he major shareholders of the Controlling Company, sold all of its share holdings, 47,225 thousand shares, of the Controlling Company. As of December 31, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of December 31, 2009, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

1 Organization and Description of Business, Continued

(b) Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2009, are as follows:

(In millions)

Overseas Subsidiaries	Location	Date of Incorporation	Selling or Manufacturing	Capital Stock
LG Display America, Inc.	California, U.S.A.	September 24, 1999	Selling TFT-LCD products	USD	5
LG Display Japan Co., Ltd.	Tokyo, Japan	October 12, 1999	Selling TFT-LCD products	JPY	95
LG Display Germany GmbH	Dusseldorf, Germany	November 5, 1999	Selling TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	July 15, 2002	Manufacture and Sell TFT-LCD products	CNY	1,808
LG Display Shanghai Co., Ltd.	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. zo. o.	Wroclaw, Poland	September 6, 2005	Manufacture and Sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	June 30, 2006	Manufacture and Sell TFT-LCD products	CNY	952
LG Display Shenzhen Co., Ltd.	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY	4
Suzhou Raken Technology Ltd.	Suzhou, China	October 7, 2008	Production of LCD modules and LCD TV Set	CNY	926
LG Display Singapore Pte. Ltd.	Singapore	January 12, 2009	Sell TFT-LCD products	SGD	1.4
LG Electronics (Nanjing) Plasma Co., Ltd.	Nanjing, China	May 16, 2003	Manufacture and Sell TFT-LCD products	CNY	207

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

1 Organization and Description of Business, Continued

(c) Equity Method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, on January 3, 2005, to produce electric glass for flat-panel display. As of December 31, 2009 and 2008, its capital stock amounts to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

(ii) TLI Inc. (“TLI”)

TLI was incorporated on October 28, 1998, to manufacture and sell semiconductor parts for flat-panel display. In May 2008, the Controlling Company acquired 1,008,875 common shares (13.0%) of TLI at (Won)14,074 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interest in TLI is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of TLI and, accordingly, the investment in TLI has been accounted for using the equity method. During 2009, TLI issued new shares due to employees’ exercise of stock options. Accordingly, the Controlling Company’s ownership in TLI decreased from 12.9% at December 31, 2008 to 12.7% at December 31, 2009.

(iii) AVACO Co., Ltd. (“AVACO”)

AVACO was incorporated on January 16, 2000 to manufacture and sell equipment for flat-panel display. In June 2008, the Controlling Company acquired 2,037,204 common shares (19.9%) of AVACO at (Won)6,173 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interest in AVACO is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of AVACO and, accordingly, the investment in AVACO has been accounted for using the equity method. As of December 31, 2009 and 2008, 19.9% of AVACO is owned by the Controlling Company.

(iv) Guangzhou New Vision Technology Research and Development Limited (“Guangzhou R&D JV Center”)

The Controlling Company entered into a joint venture agreement with Shenzhen Skyworth-RGB Electronics Co., Limited (“Skyworth-RGB”) to strengthen its strategic alliance with Skyworth-RGB and to jointly develop products for enhancing competitiveness in the Chinese market and, accordingly, Guangzhou R&D JV Center was set up for research and development on design of LCD modules and LCD TVs. In July 2008, the Controlling Company invested (Won)3,655 million, and each party owns a 50% equity interest in the joint venture,.

(v) New Optics Ltd.

In July 2008, the Controlling Company acquired 6,850,000 common shares (36.7%) of New Optics Ltd. at (Won)9,700 million. The Controlling Company’s share interest in the investee exceeds 30%, however, the Controlling Company is not the largest shareholder of the investee and, accordingly, investment in this investee has been accounted for using the equity method. As of December 31, 2009 and 2008, 36.7% of NEW OPTICS Ltd. is owned by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

1 Organization and Description of Business, Continued

(c) Equity Method Investment, Continued

(vi) ADP Engineering Co., Ltd. (“ADP Engineering”)

ADP Engineering was incorporated on January 26, 2001 to develop and manufacture the equipment for flat-panel display. In February 2009, the Controlling Company acquired 3,000,000 common shares (12.9%) of ADP Engineering at (Won)6,330 million. Although the Controlling Company’s share interest in ADP Engineering is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method. As of December 31, 2009, 12.9% of ADP Engineering is owned by the Controlling Company.

(vii) WooRee LED Co., Ltd. (“WooRee LED”)

WooRee LED was incorporated on June 9, 2008 to manufacture LED back light unit packages for Notebook and TV. In May 2009, the Controlling Company acquired 6,800,000 common shares (29.8%) of WooRee LED at (Won)11,900 million through a stock purchase agreement for strategic alliance purposes. As of December 31, 2009, 29.6% of WooRee LED is owned by the Controlling Company.

(viii) Dynamic Solar Design Co., Ltd. (“Dynamic Solar Design”)

Dynamic Solar Design was incorporated on April 17, 2009 to develop, manufacture and sell solar battery and flat-panel display. In June 2009, the Controlling Company acquired 933,332 common shares (40%) of Dynamic Solar Design at (Won)6,067 million through a stock purchase agreement for strategic alliance purposes. As of December 31, 2009, 40.0% of Dynamic Solar Design is owned by the Controlling Company.

(ix) RPO, Inc.

RPO, Inc., which has digital waveguide touch technique, was incorporated in 2001. In October 2009, the Controlling Company acquired 34,125,061 common shares (26.0%) of RPO, Inc. at (Won)14,538 million. As of December 31, 2009, 26.0% of RPO, Inc. is owned by the Controlling Company.

(x) Global OLED Technology LCC

The Controlling Company entered into a joint venture agreement with other LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. The Controlling Company acquired 49% equity interest in the joint venture and the Company’s investment in this equity investee is (Won)72,250 million.

(xi) LB Gemini New Growth Fund No.16

LB Gemini New Growth Fund No. 16 was formed to invest in small and middle sized companies and to benefit from merger and acquisition opportunities. In December 2009, the Controlling Company invested (Won)1,800 million. As of December 31, 2009, 30.6% of LB Gemini New Growth Fund No.16 is owned by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2009 are as follows:

Overseas Subsidiaries	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Percentage of ownership	Closing date

LG Display America, Inc.	5,000,000	5,000,000	100%	12.31
LG Display Japan Co., Ltd.	1,900	1,900	100%	12.31
LG Display Germany GmbH	960,000	960,000	100%	12.31
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100%	12.31
LG Display Nanjing Co., Ltd.	(*1)	(*1)	100%	12.31
LG Display Shanghai Co., Ltd.	(*1)	(*1)	100%	12.31
LG Display Poland Sp. zo. o. (*2)	5,110,710	4,103,277	80%	12.31
LG Display Guangzhou Co., Ltd. (*3)	(*1)	(*1)	89%	12.31
LG Display Shenzhen Co., Ltd.	(*1)	(*1)	100%	12.31
Suzhou Raken Technology Ltd.	(*1)	(*1)	51%	12.31
LG Display Singapore Pte. Ltd.	(*1)	(*1)	100%	12.31
LG Electronics (Nanjing) Plasma Co., Ltd.	(*1)	(*1)	100%	12.31

LG Display Hong Kong Co., Ltd., a consolidated subsidiary in 2008, was liquidated in November 2009. Income from operations of LG Display Hong Kong Co., Ltd., prior to the liquidation is included in the Company’s consolidated statement of income.

(*1)	No shares have been issued in accordance with the local laws and regulations.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. Zo.o (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as a financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Company. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10.9% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as a financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Company. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Consolidated Subsidiaries, Continued

A summary of the consolidated subsidiaries’ financial data as of and for the year ended December 31, 2009, prior to the elimination of intercompany transactions is as follows:

(In millions of Won)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)

LG Display America, Inc.	(Won)	615,904	1,020,380	(404,476)	2,857,404	(21,742)
LG Display Japan Co., Ltd.		258,636	243,103	15,533	1,754,854	4,619
LG Display Germany GmbH		792,780	778,092	14,688	3,524,751	4,390
LG Display Taiwan Co., Ltd.		548,417	518,713	29,704	3,293,800	2,254
LG Display Nanjing Co., Ltd.		549,667	141,467	408,200	435,439	55,462
LG Display Hong Kong Co., Ltd.		—	—	—	—	(202)
LG Display Shanghai Co., Ltd.		613,312	602,286	11,026	2,937,927	3,856
LG Display Poland Sp. zo. o.		365,054	190,148	174,906	128,444	24,359
LG Display Guangzhou Co., Ltd.		342,679	170,410	172,269	228,641	29,703
LG Display Shenzhen Co., Ltd.		143,311	138,231	5,080	1,402,129	2,188
Suzhou Raken Technology Ltd.		487,652	291,568	196,084	1,494,555	43,222
LG Display Singapore Pte. Ltd.		282,245	278,072	4,173	1,716,416	2,493
LG Electronics (Nanjing) Plasma Co., Ltd.		37,387	34,597	2,790	16,298	(35,001)

	(Won)	5,037,044	4,407,067	629,977	19,790,658	115,601

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a) Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements for the year ended December 31, 2008.

(b) Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

(c) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the Company’s customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other cash incentives paid to customers.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade receivables.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f) Inventories

Inventories are stated at the lower of cost or market value, with cost being determined by a weighted-average method, except for the materials in transit, which is determined by a specific identification method. Valuation loss, which is comprised of the amount of any write-down of inventories to market value and the amount of loss from the difference between the quantity of inventories recorded in the financial statements and the actual quantity incurred in the ordinary course of business, is added to the cost of goods sold. Valuation loss for the holding inventories is presented as a reduction of the inventories. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed and reduces cost of sales to the extent that revised book value does not exceed the book value that would have been recorded without the impairment.

Variable production overheads are allocated based on the actual level of production and fixed production overheads are allocated based on the actual capacity of production facilities. However, the normal capacity may be used for allocation of fixed production overheads if the actual level of production is lower than the normal capacity. The difference between actual fixed production overheads and allocated amount based on the normal level of production is recognized as capacity variances in non-operating expenses.

(g) Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investments in subsidiaries, associates and joint ventures, into the following categories: held-to-maturity, trading securities or available-for-sale securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short-term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at the fair value of considerations provided by the Company for the acquisition of securities and related transaction costs.

Held-to-maturity investments are carried at amortized cost. Trading and available-for-sale securities are subsequently carried at fair value. Investments in available-for-sale equity securities that do not have readily determinable fair values are recognized at cost less impairment, if any.

Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income or loss, net of tax, directly in equity. Gains and losses of available-for-sale securities are recognized in the income statement when the securities are disposed or an impairment loss is recognized. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g) Investments in Securities, Continued

The Company assesses at the end of each reporting period whether there is any objective evidence that investments in securities are impaired. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

(h) Equity Method Investment

Investments in entities of which the Company has the ability to significantly influence are accounted for using the equity method of accounting. The Company records changes in its proportionate ownership in the net assets of the equity method investees in current operations or as adjustments to other comprehensive income (loss) or retained earnings, depending on the nature of the underlying change in the net assets of the equity method investees. If the carrying amount of an investment in an equity method investee falls below zero as a result of reflecting the investee’s losses when the equity method is applied, the Company discontinues recognizing further changes in its share of equity interest in the equity method investee and the related investment is accounted for at nil value. However, if the Company holds interest in the equity method investee, including preferred stocks, long-term loans and receivables issued by the equity method investee, the Company continues to account for the losses of the equity method investee until the carrying amount of the interest is reduced to zero.

Unrealized gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains are accounted for as a reduction of the carrying amount of the investment in the equity method investee, while unrealized losses are added to the carrying amount of the investment in the equity method investee.

At the date of acquisition of an investment in an equity method investee, the Company’s share of the difference between the fair value and book value of the identifiable assets and liabilities of an equity method investee is amortized or reinstated in accordance with the equity method investee’s methods of accounting for assets and liabilities. The amount of goodwill or negative goodwill is calculated as the difference between the acquisition cost of an investment in an equity method investee and the Company’s share of the fair value of the identifiable net assets of the equity method investee. Goodwill is amortized using the straight-line method over five years. The amount of negative goodwill up to the fair value of depreciable non-monetary assets is recognized using the straight-line method as a gain over the weighted average useful lives and the remainder of negative good will up to the fair value of non-depreciable assets is recognized as a gain in the period of disposal of the assets. Any excess of negative goodwill over the fair value of identifiable non-monetary assets is recognized as a gain at the date of acquisition.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h) Equity Method Investment, continued

Assets and liabilities of a foreign company subject to the equity method of accounting for investments are translated into Korean Won at the rates of exchange prevailing at the end of the reporting period, while its equity is translated at the exchange rate at the time of transactions, and income statement accounts at the average rate over the year. Resulting translation gains and losses are recorded as accumulated other comprehensive income and loss.

(i) Interest in Joint Ventures

Joint ventures are those entities two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes a joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

(j) Property, Plant and Equipment

Upon acquisition, property, plant and equipment are stated at cost, which includes acquisition cost or production cost and other costs required to prepare the asset for its intended use as well as capitalized financial expense. Assets acquired through investment in kind or donations are recorded at their fair value upon acquisition. For assets acquired in exchange for a similar asset, the carrying amount of the asset given up is used to measure the cost of the asset received, and for assets acquired in exchange for a dissimilar asset, the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

Depreciation is computed by using the straight-line method over the estimated useful lives for the assets with the depreciable amount is determined after deducting its residual value from the cost. Assets are stated at cost less accumulated amortization and accumulated impairment loss, if any.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings	20, 40
Structures	20, 40
Machinery and equipment	4
Vehicles	4, 12
Tools, furniture and fixtures	3~5

Significant additions or improvement extending the useful lives or increasing the value of the assets are capitalized. Normal maintenance and repairs are charged to expenses as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k) Intangible Assets

Intangible assets are stated at cost, which includes acquisition or production cost and other costs required to prepare the asset for its intended use, less accumulated amortization and accumulated impairment loss, if any. Amortization commences when the asset is available for use, and the residual value of an intangible asset is assumed to be zero.

Costs incurred during the development phase are recognized as assets only if the criteria for capitalization as an intangible asset are met, otherwise costs are recognized as a development cost in cost of sales or selling, general and administrative expenses. Any expenditure incurred in the research phase is recognized as research expense in selling, general and administrative expenses.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity and gas supply facilities	10
Rights to use industrial water facilities	10
Software	4

(l) Grants Received

Grants received from government and other third parties, which are to be repaid, are recorded as a liability. While non-refundable grants received are presented as a reduction of the acquisition cost of the acquired assets, grants received for a specific purpose, not related to the acquisition of assets, are offset against the related expense, and other grants received are recorded as other income.

(m) Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value is deducted from the book value to agree with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the reversal of impairment amount is recognized as a gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n) Convertible Bonds

When accounting for a convertible bond, the liability component and the equity component of a bond are separated. At the date of issue, the liability component of the bond is calculated at the fair value of a similar debt security without conversion rights, which is the present value of future cash flows from an ordinary bond until maturity and the equity component is calculated as the difference between the gross proceeds of the bond received at the date of issue and the amount of liability component. The equity component of the convertible bond is presented as a part of capital surplus within equity. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method; however, the equity component is not remeasured subsequent to initial recognition.

(o) Stock and Bond Issue Costs

Stock issue cost is deducted from the gross proceeds from issuance of those stocks and bond issue cost is adjusted to issuance price of debentures and, in turn, discount or premium on debentures.

(p) Discount (Premium) on Debentures

Discount (premium) on debentures, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(q) Retirement and Severance Benefits

The Controlling Company’s employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the reporting period.

The Controlling Company has partially funded the accrued severance benefits through severance insurance deposits with insurance companies. Deposits made by the Controlling Company are recorded as a deduction from accrued severance benefits. In the case that the deposits are greater than the balance of accrued severance benefits, the excess portion of deposits over accrued severance benefits is recorded as other investments. The Controlling Company deposited a certain portion of severance benefits to the National Pension Service in the Republic of Korea according to the prior National Pension Law of the Republic of Korea. The deposit amount is recorded as a deduction from accrued severance benefits.

(r) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans or borrowings and other similar transactions are discounted using appropriate discount rates and stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s) Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into respective local currency of the Controlling Company and subsidiaries at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into respective local currency of the Controlling Company and subsidiaries using the foreign exchange rates prevailing at the end of the reporting period, with the resulting gains or losses recognized in the statement of income.

Foreign currency assets and liabilities of foreign-based operations or subsidiaries are translated into Korean Won at the rate of exchange at the end of the reporting period. Foreign currency amounts in the statement of income are translated into Korean Won using average rates and foreign currency balances in the capital account are translated using the historical rates Translation gains and losses arising from collective translation of the foreign currency financial statements of the foreign-based operations or subsidiaries are recorded net as accumulated other comprehensive income (loss). These gains and losses recorded as accumulated other comprehensive income (loss) are subsequently recognized currently in income (loss) in the year the foreign operations or subsidiaries are liquidated or sold.

(t) Derivatives

The Controlling Company enters into foreign currency forward contracts to manage the foreign currency risk exposures to the changes in fair value of foreign currency denominated accounts receivable and accounts payable. In addition, the Controlling Company entered into cross currency swap and interest rate swap contracts to manage the interest rate and foreign currency risk exposures to the variability of future cash flows of floating rate notes.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each end of the reporting period. Attributable transaction costs are recognized in profit or loss when incurred.

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset or liability, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity, other comprehensive income or loss. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss or adjusted to the carrying value of an asset or liability of the related to the hedged transaction. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized in income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(t) Derivatives, Continued

The Controlling Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Controlling Company also documents its assessment, both at hedge inception and on an ongoing basis at each end of the reporting period, of whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items and recognizes the gain or loss related to any ineffective portion immediately in the statement of income.

(u) Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not probable to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

(v) Income Taxes

Income tax expense includes the current income tax under the relevant income tax laws of the countries where the Controlling Company and its subsidiaries are located and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent the amount of future income tax payables to be decreased or increased, respectively, by temporary differences, which is the difference between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases of assets and liabilities, and unused loss carryforwards and tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences, unused losses, and unused tax credits can be utilized. Deferred tax assets and liabilities are computed on temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Changes in the carrying amount of deferred tax assets or liabilities result from a change in tax rates or tax laws are recognized in the income statement except to the extent that the changes relate to items previously reflected directly in the shareholders’ equity.

(w) Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sale of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(x) Earnings Per Share

Earnings per share are calculated by dividing net income attributable to shareholders of the Company by the weighted-average number of shares outstanding during the period. Diluted earnings per share are determined by adjusting net income attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares.

(y) Principles of Consolidation

The carrying amount of the Controlling Company’s investment in each subsidiary and the equity of each subsidiary are eliminated as of the time the Controlling Company obtains control over a subsidiary. Minority interests in the net assets of consolidated subsidiaries are presented within equity and identified separately from the parent shareholders’ equity in them.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, is fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interest, based on the percentage of ownership.

(z) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Items requiring management’s estimates and assumptions include, but not limited to, the valuation of property, plant and equipment, accounts receivable, inventories, deferred income tax and derivative contracts. Actual results may differ from those estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

4 Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents and short-term financial instruments as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	Annual interest rate(%) at December 31, 2009	2009		2008
Cash and cash equivalents
Checking accounts	—	(Won)	98	141
Time deposits	3.57~3.65		374,737	601,692
Passbook accounts in foreign currencies	0.07~1.96		487,264	765,919

			862,099	1,367,752

Short-term financial instruments
Time deposits and others	3.30~4.44		2,500,000	2,055,000

		(Won)	3,362,099	3,422,752

5 Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,859,620	365	2,859,255
Other accounts receivable		80,296	110	80,186
Accrued income		41,076	118	40,958
Advance payments		12,222	113	12,109
Long-term other receivables		11,311	—	11,311

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,005,792	1,034	2,004,758
Other accounts receivable		36,535	275	36,260
Accrued income		87,908	62	87,846
Advance payments		412	3	409
Long-term other receivables		25,058	2	25,056

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

5. Receivables, Continued

The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Controlling Company’s subsidiaries, sold to financial institutions is USD187 million ((Won)217,784 million) and JPY950 million ((Won)12,003 million) as of December 31, 2009. The proceeds from the sale of these accounts receivable current and outstanding was recorded as short-term borrowings. For the year ended December 31, 2009, the Controlling Company recognized (Won)12,650 million as interest expense in relation to the short-term borrowings relating to the sale of accounts receivable from the subsidiaries. There is no amount of trade accounts and notes receivable current and outstanding, arising from sales to the companies other than the Controlling Company’s subsidiaries, sold to financial institutions as of December 31, 2009. For the year ended December 31, 2009, the Controlling Company recognized (Won)182 million as loss on disposal of trade accounts and notes receivable.

As of December 31, 2009, LG Display Singapore Pte. Ltd., LG Display Taiwan Co., Ltd., LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd., the subsidiaries of the Controlling Company, entered into accounts receivable selling programs with financial institutions and accounts and notes receivable amounting to USD150 million, USD261 million, USD108 million and USD82 million were sold by them, respectively. For the year ended December 31, 2009, above subsidiaries recognized (Won)4,185 million as loss on disposal of trade accounts and notes receivable.

6 Inventories

Inventories as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	785,808	22,616	763,192
Work-in-process		580,508	27,875	552,633
Raw materials		266,726	9,087	257,639
Supplies		169,826	37,928	131,898

	(Won)	1,802,868	97,506	1,705,362

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	602,585	63,198	539,387
Goods in trade		1,054	114	940
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		97,551	27,484	70,067

	(Won)	1,290,162	153,489	1,136,673

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Available-for-Sale Securities

Available-for-sale securities as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
			Unrealized gains
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Other	Carrying value (fair value)
Non-current asset
Debt securities
Government bonds	(Won)	83	—	—	—	—	—	83
Everlight Electronics Co., Ltd. (*2)		14,404	—	2,907	—	2,907	32	17,343

Subtotal	(Won)	14,487	—	2,907	—	2,907	32	17,426

Equity securities
HannStar Display Corporation (*1)	(Won)	96,249	33,248	(31,775)	—	1,473	—	97,722
Prime View International Co. Ltd. (*3)		11,522	—	1,390	—	1,390	—	12,912
Formosa Epitaxy Inc. (*4)		3,128	—	2,242	—	2,242	(529)	4,841
Tashee Golf & Country Club Co., Ltd.		109	—	—	—	—	(1)	108

Subtotal		111,008	33,248	(28,143)	—	5,105	(530)	115,583

Total	(Won)	125,495	33,248	(25,236)	—	8,012	(498)	133,009

(*1)	In February 2008, the Controlling Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. In 2009, there is no preferred stock converted into common stock.

The Controlling Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Available-for-Sale Securities, Continued

(*2)	In November 2009, the Controlling Company and LG Display Taiwan Co., Ltd., acquired convertible bonds of Everlight Electronics Co., Ltd. (“Everlight”), a Taiwanese company which has LED packaging technologies, for strategic alliance purposes.
(*3)	In December 2009, the Controlling Company purchased 420,000 GDRs (Global Depositary Receipt) of Prime View International Co., Ltd. (“PVI”) for strategic alliance purposes.
(*4)	In August 2009, LG Display Taiwan Co., Ltd., a subsidiary of the Controlling Company, purchased securities of Formosa Epitaxy Inc., located in Taiwan.

The fair values of the preferred stock of HannStar and the convertible bonds of Everlight have been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s and Everlight’s credit risks. The fair values of PVI’s GDRs and securities of Formosa is listed price in Luxembourg Stock Exchange and Taiwan Stock Exchange, respectively.

(In millions of Won)	2008
			Unrealized gains
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74

Non-current asset
Equity securities

HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments

(a) 2009

(i) Investments in companies accounted for using the equity method as of December 31, 2009 are as follows:

(In millions of Won)

Company (*1)	Percentage of Ownership (%)	Acquisition cost		Net asset value	Carrying value
Paju Electric Glass Co., Ltd.	40.00	(Won)	14,400	36,256	33,901
TLI Inc.(*1)	12.69		14,074	9,914	13,345
AVACO Co., Ltd.(*1)	19.90		6,173	9,889	5,975
New Optics Ltd.	36.68		9,700	10,659	11,503
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	3,996	3,996
ADP Engineering Co., Ltd.(*2)	12.93		6,330	4,328	4,124
WooRee LED Co., Ltd.(*3)	29.57		11,900	6,502	11,537
Dynamic Solar Design Co., Ltd.(*3)	40.00		6,067	2,587	5,627
RPO, Inc.(*3)	25.96		14,538	4,858	14,538
Global OLED Technology LLC (*4)	49.00		72,250	72,250	72,250
LB Gemini New Growth Fund No.16 (*5)	30.64		1,800	1,800	1,800

		(Won)	160,887	163,039	178,596

(*1)	Although the Controlling Company’s share interests TLI Inc. and AVACO Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investment in these investees have been accounted for using the equity method. As of December 31, 2009, the fair values of TLI Inc. and AVACO Co., Ltd., listed in KOSDAQ, are (Won)14,900 and (Won)7,170 per share, respectively.
(*2)	In February 2009, the Controlling Company acquired 3,000,000 common shares of ADP Engineering Co., Ltd. (“ADP Engineering”) (12.9%) at (Won)6,330 million. Although the Controlling Company’s share interests in ADP Engineering is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.
(*3)	In May and June 2009, the Controlling Company acquired 6,800,000 and 933,332 common shares (29.6% and 40.0%) of WooRee LED Co., Ltd. and Dynamic Solar Design Co., Ltd. at (Won)11,900 million and (Won)6,067 million, respectively. Also, In November 2009, the Controlling Company acquired 34,125,061 common shares (26.0%) of RPO, Inc. at (Won)14,538 million.
(*4)	The Controlling entered into a joint venture agreement with other LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. The Controlling Company acquired 49% equity interest in the joint venture and the Company’s investment in this equity investee is (Won)72,250 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments, Continued

(*5)	In December 2009, the Controlling Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership with a view to searching for direct investment targets and gaining benefits from indirect investment. The Company invested (Won)1,800 million as a part of the agreed total investment amount up to (Won)30,000 million and acquired 30.6% equity interest in the fund.

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2009 are as follows:

(In millions of Won)

Company	Balance at January 1, 2009		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2009
TLI Inc.	(Won)	4,964	(71)	(1,250)	3,643
AVACO Co., Ltd.		(661)	—	455	(206)
New Optics Ltd.		1,498	—	(165)	1,333
ADP Engineering Co., Ltd.		—	(272)	26	(246)
WooRee LED Co., Ltd.		—	5,594	(559)	5,035
Dynamic Solar Design Co., Ltd.		—	3,378	(338)	3,040
RPO, Inc.		—	9,680	—	9,680

	(Won)	5,801	18,309	(1,831)	22,279

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2009 are as follows:

(In millions of Won)

Company	Inventories		Property, plant and equipment	Total
Paju Electric Glass Co., Ltd.	(Won)	(2,355)	—	(2,355)
TLI Inc.		(212)	—	(212)
AVACO Co., Ltd.		—	(3,708)	(3,708)
New Optics Ltd.		(489)	—	(489)
ADP Engineering Co., Ltd.		—	42	42

	(Won)	(3,056)	(3,666)	(6,722)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments, Continued

(iv) Changes in the balances of investments in the companies accounted for using the equity method for the year ended December 31, 2009 are as follows:

(In millions of Won)

Company	Balance at January 1, 2009		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2009
Paju Electric Glass Co., Ltd.	(Won)	25,841	—	—	8,060	—	—	33,901
TLI Inc.		12,565	—	(353)	1,316	(18)	(165)	13,345
AVACO Co., Ltd.		6,021	—	(204)	(63)	221	—	5,975
New Optics Ltd.		11,721	—	—	(418)	200	—	11,503
Guangzhou New Vision Technology Research and Development Limited		4,569	—	—	273	(846)	—	3,996
ADP Engineering Co., Ltd.		—	6,330	—	(2,206)	—	—	4,124
WooRee LED Co., Ltd.		—	11,900	—	(363)	—	—	11,537
Dynamic Solar Design Co., Ltd.		—	6,067	—	(440)	—	—	5,627
RPO, Inc.		—	14,538	—	—	—	—	14,538
Global OLED Technology LLC		—	72,250	—	—	—	—	72,250
LB Gemini New Growth Fund No.16		—	1,800	—	—	—	—	1,800

	(Won)	60,717	112,885	(557)	6,159	(443)	(165)	178,596

The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. The Company performed certain procedures to gain reasonableness of the unaudited financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments, Continued

(v) A summary of investees’ financial data as of and for the year ended December 31, 2009, is as follows:

(In millions of Won)

Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*)	(Won)	207,269	116,628	90,641	636,832	23,407
TLI Inc.		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd.		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.		175,152	146,091	29,061	474,886	(882)
Guangzhou New Vision Technology Research and Development Limited		8,001	9	7,992	—	546
ADP Engineering Co., Ltd.		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.		7,484	1,019	6,465	—	(297)
RPO, Inc.		19,209	494	18,715	156	(6,281)
Global OLED Technology LLC		147,450	—	147,450	—	—
LB Gemini New Growth Fund No.16		5,874	—	5,874	—	—

	(Won)	896,682	409,962	486,720	1,430,763	26,975

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)

Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	78,636	90,641	17,794	23,407

(b) 2008

(i) Investments in companies accounted for using the equity method as of December 31, 2008 are as follows:

(In millions of Won)

Company	Percentage of ownership(%)	Acquisition cost		Net Asset value	Book value
Paju Electric Glass Co., Ltd.	40.00	(Won)	14,400	26,893	25,841
TLI Inc.	12.90		14,074	7,861	12,565
AVACO Co., Ltd.	19.90		6,173	8,056	6,021
New Optics Ltd.	36.68		9,700	10,782	11,721
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	4,569	4,569

		(Won)	48,002	58,161	60,717

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments, Continued

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2008 are as follows:

(In millions of Won)

Company	Balance at January 1, 2008		Increase (decrease)	Amortized (reversal) amount	Balance at December 31, 2008
TLI Inc.	(Won)	—	5,531	(567)	4,964
AVACO Co., Ltd.		—	(888)	227	(661)
New Optics Ltd.		—	1,566	(68)	1,498

	(Won)	—	6,209	(408)	5,801

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2008 are as follows:

(In millions of Won)

Company	Inventories
Paju Electric Glass Co., Ltd.	(Won)	(1,052)
TLI Inc.		(260)
AVACO Co., Ltd.		(1,374)
New Optics Ltd.		(559)

	(Won)	(3,245)

(iv) Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2008 are as follows:

(In millions of Won)

Company	Balance at January 1, 2008		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2008
Paju Electric Glass Co., Ltd.	(Won)	24,704	—	(5,760)	6,897	—	—	25,841
TLI Inc.		—	14,074	—	(822)	(587)	(100)	12,565
AVACO Co., Ltd.		—	6,173	—	(36)	(116)	—	6,021
New Optics Ltd.		—	9,700	—	1,580	441	—	11,721
Guangzhou New Vision Technology Research and Development Limited		—	3,655	—	(31)	945	—	4,569

	(Won)	24,704	33,602	(5,760)	7,588	683	(100)	60,717

The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Equity Method Investments, Continued

(v) A summary of investees’ financial data as of and for the year ended December 31, 2008, is as follows:

(In millions of Won)
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*)	(Won)	162,669	95,436	67,233	458,548	18,026
TLI Inc.		68,442	12,215	56,227	40,536	(279)
AVACO Co., Ltd.		67,570	28,464	39,106	52,013	5,578
New Optics Ltd.		129,197	99,800	29,397	106,980	6,018
Guangzhou New Vision Technology Research and Development Limited		9,155	17	9,138	—	(62)

	(Won)	437,033	235,932	201,101	658,077	29,281

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)
Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	60,841	67,233	20,099	18,026

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Transactions and Balances with Related Parties

(a) Details of the Company’s related parties as of December 31, 2009 are as follows:

Relationship	2009	2008
Ultimate Parent Company (*1)	LG Corp.	LG Corp.

Controlling party (*1)	LG Electronics Inc.	LG Electronics Inc.

Joint venture	Guangzhou New Vision Technology Research and Development Limited,	Guangzhou New Vision Technology Research and Development Limited
Global OLED Technology LLC

Equity method investee	Paju Electric Glass Co., Ltd.,	Paju Electric Glass Co., Ltd.,
	TLI Inc., AVACO Co., Ltd.,	TLI Inc., AVACO Co., Ltd.,
	New Optics Ltd.,	New Optics Ltd.
ADP Engineering Co., Ltd.,
WooRee LED Co., Ltd.,
Dynamic Solar Design Co., Ltd.,
RPO, Inc.,
LB Gemini New Growth Fund No.16

Affiliates (*2)

LG Management Development Institute Co., Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

LG Management Development Institute Co., Ltd.,

LG Micron Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

(*1)	The immediate parent company and the ultimate parent company of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Transactions and Balances with Related Parties, Continued

(b) Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2009 and 2008, and the related account balances outstanding as of December 31, 2009, and 2008 are as follows:

(In millions of Won)	Sales and other			Purchases and other (*1)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
	2009		2008	2009	2008	2009	2008	2009	2008
Ultimate Parent Company	(Won)	—	—	43,056	27,312	3,229	2,577	7,366	2,727
Controlling party (*2)		4,652,913	3,448,166	230,238	261,216	719,798	442,943	51,738	82,370
Equity method investee		16	418	1,142,932	808,436	3	1	164,268	58,222
Affiliates		1,947,803	1,563,355	4,440,534	4,098,392	370,866	210,078	903,152	1,088,889

	(Won)	6,660,732	5,011,939	5,856,760	5,195,356	1,093,896	655,599	1,126,524	1,232,208

(*1)	These amounts include purchase of property plant and equipment from the Company’s related parties amounting to (Won)531,258 million and (Won)431,906 million in 2009 and 2008, respectively.
(*2)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c) Compensation costs of key management for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Short-term benefits	(Won)	1,943	2,467
Severance benefits		272	307
Other long-term benefits		501	—

	(Won)	2,716	2,774

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

10 Significant Transactions and Balances with Consolidated Subsidiaries

(a) The Controlling Company’s significant transactions and account balances with consolidated subsidiaries, for the years ended December 31, 2009 and 2008 are as follows:

(i) 2009

(In millions of Won)
Company	Sales (*)		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	2,890,085	—	611,443	8
LG Display Germany GmbH		3,533,072	683	661,379	683
LG Display Japan Co., Ltd.		1,730,234	—	213,881	115
LG Display Taiwan Co., Ltd.		3,277,744	—	470,372	1,279
LG Display Nanjing Co., Ltd.		3,644	436,359	2,362	46,311
LG Display Shanghai Co., Ltd.		2,942,472	—	383,918	19
LG Display Poland Sp. zo. o.		2,422	126,375	605	25,297
LG Display Guangzhou Co., Ltd.		5,042	227,422	556	34,442
LG Display Shenzhen Co., Ltd.		1,402,058	—	92,846	2
Suzhou Raken Technology Ltd.		839,290	3,279	109,572	297,717
LG Display Singapore Pte. Ltd.		1,734,626	—	276,301	—

	(Won)	18,360,689	794,118	2,823,235	405,873

(ii) 2008

(In millions of Won)
Company	Sales (*)		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	2,206,814	—	172,753	—
LG Display Germany GmbH		2,771,131	17,300	341,616	17,300
LG Display Japan Co., Ltd.		1,562,294	—	87,502	—
LG Display Taiwan Co., Ltd.		3,506,538	—	324,075	—
LG Display Nanjing Co., Ltd.		9,253	397,990	10,209	156,200
LG Display Shanghai Co., Ltd.		1,789,442	—	190,271	21
LG Display Poland Sp. zo. o.		4,360	147,065	3,864	92,438
LG Display Guangzhou Co., Ltd.		15,095	110,217	19,255	13,609
LG Display Shenzhen Co., Ltd.		1,149,621	—	108,413	4
Suzhou Raken Technology Ltd.		10,484	—	9,943	—
Global Professional Sourcing Co., Ltd.		—	110	—	—

	(Won)	13,025,032	672,682	1,267,901	279,572

(*)	These amounts include the Controlling Company’s sale of property, plant and equipment to its subsidiaries amounting to (Won)4,185 million and (Won)8,833 million for the years ended December 31, 2009 and 2008, respectively.
(b)	Significant transactions and balances among consolidated subsidiaries for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Transactions	(Won)	90,715	113,076
Account balances		7,312	24,584

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

11 Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of Won)	2009
	Land		Buildings	Structures	Machinery and equipment	Tools
Book value as of January 1, 2009	(Won)	383,645	2,038,924	166,292	2,410,378	31,182
Acquisitions		—	—	—	142	258
Depreciation		—	(143,818)	(12,372)	(2,542,553)	(24,958)
Impairment loss		—	—	—	(481)	(6)
Disposals		(1,299)	(1,661)	—	(4,358)	(21)
Other		12,458	858,147	32,933	4,766,166	24,783
Subsidy decrease (increase)		—	(4,799)	(2,507)	(1,644)	—

Book value as of December 31, 2009	(Won)	394,804	2,746,793	184,346	4,627,650	31,238

Acquisition Cost	(Won)	394,804	3,381,678	257,768	19,904,485	202,615

Accumulated depreciation	(Won)	—	(634,885)	(73,422)	(15,276,421)	(171,371)

Accumulated impairment loss	(Won)	—	—	—	(414)	(6)

(In millions of Won)	2009
	Furniture and fixtures		Vehicles	Construction-in- progress	Others	Total
Book value as of January 1, 2009	(Won)	88,560	10,159	4,131,517	9,605	9,270,262
Acquisitions		1,136	—	3,202,761	—	3,204,297
Depreciation		(65,490)	(3,467)	—	—	(2,792,658)
Impairment loss		(170)	—	—	—	(657)
Disposals		(131)	(159)	—	—	(7,629)
Other		62,472	2,038	(5,752,920)	667	6,744
Subsidy decrease (increase)		—	—	95	—	(8,855)

Book value as of December 31, 2009	(Won)	86,377	8,571	1,581,453	10,272	9,671,504

Acquisition Cost	(Won)	572,068	22,979	1,581,453	10,272	26,328,122

Accumulated depreciation	(Won)	(485,521)	(14,408)	—	—	(16,656,028)

Accumulated impairment loss	(Won)	(170)	—	—	—	(590)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

11 Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

(In millions of Won)	2008
	Land		Buildings	Structures	Machinery and equipment	Tools
Book value as of January 1, 2008	(Won)	314,550	2,003,494	127,952	4,140,957	44,550
Acquisitions		44,723	12,329	4,318	18,069	825
Depreciation		—	(112,299)	(13,744)	(2,269,097)	(19,677)
Impairment loss		—	—	—	(83)	—
Disposals		(589)	(427)	(15)	(532)	(890)
Other		24,961	135,827	47,781	521,531	6,374
Subsidy (increase) decrease		—	—	—	(467)	—

Book value as of December 31, 2008	(Won)	383,645	2,038,924	166,292	2,410,378	31,182

Acquisition Cost	(Won)	383,645	2,531,769	224,142	15,281,673	198,445

Accumulated depreciation	(Won)	—	(492,845)	(57,850)	(12,871,288)	(167,263)

Accumulated impairment loss	(Won)	—	—	—	(7)	—

(In millions of Won)	2008
	Furniture and fixtures		Vehicles	Construction-in- progress	Others	Total
Book value as of January 1, 2008	(Won)	117,904	5,580	764,649	8,887	7,528,523
Acquisitions		29,218	3,506	3,915,936	—	4,028,924
Depreciation		(68,532)	(3,336)	—	—	(2,486,685)
Impairment loss		—	—	—	—	(83)
Disposals		(44)	(148)	—	—	(2,645)
Other		10,014	4,557	(548,973)	718	202,790
Subsidy decrease (increase)		—	—	(95)	—	(562)

Book value as of December 31, 2008	(Won)	88,560	10,159	4,131,517	9,605	9,270,262

Acquisition Cost	(Won)	512,503	22,012	4,131,517	9,605	23,295,311

Accumulated depreciation	(Won)	(423,943)	(11,853)	—	—	(14,025,042)

Accumulated impairment loss	(Won)	—	—	—	—	(7)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

11 Property, Plant and Equipment, Continued

(c) The officially declared value of the land owned by the Controlling Company at December 31, 2009 and 2008, as announced by the Minister of Construction and Transportation of the Republic of Korea, is as follows:

(In millions of Won)			2009			2008
	Description	Location	Book value		Declared value	Book value	Declared value
Property, plant and equipment	Factory site	Paju	(Won)	301,905	336,632	290,631	358,919
	Factory site	Gumi		85,990	117,644	86,105	118,660
	R&D Center	Anyang		6,909	11,708	6,909	11,886

			(Won)	394,804	465,984	383,645	489,465

12 Capitalization of Financial Expenses

(a) The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Interest costs of (Won)17,234 and (Won)45,177 million were capitalized as part of the cost of qualifying assets for the years ended December 31, 2009 and 2008, respectively.

(b) For the year ended December 31, 2009, if the Company had expensed the capitalized financial expenses, the accumulated effects of expensing capitalized financial expenses on significant accounts in the statement of financial position and statement of income would have been as follows:

(i) Statement of financial position

(In millions of Won)	Capitalized			Expensed as incurred		Difference
	Acquisition cost		Accumulated depreciation	Acquisition cost	Accumulated depreciation	Acquisition cost	Accumulated depreciation
Property, plant and equipment	(Won)	26,328,122	16,656,028	26,125,633	16,567,675	202,489	88,353
Deferred tax assets(non-current)		696,172	—	721,283	—	(25,111)	—
Retained earnings		5,885,500	—	5,796,475	—	89,025	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

12 Capitalization of Financial Expenses, Continued

(ii) Statement of Income

(In millions of Won)	Capitalized		Expensed as incurred	Difference
Depreciation	(Won)	2,790,675	2,763,807	(26,868)
Interest expense		166,453	183,687	17,234
Income before income tax		979,252	988,886	(9,634)
Income tax benefit(*)		(104,401)	(102,282)	2,119
Net income		1,083,653	1,091,168	(7,515)

(*)	Income tax benefit relating to the difference in income before income taxes is measured using the marginal tax rate.

13 Insured assets

Insured assets as of December 31, 2009 are as follows:

(In millions of Won, USD, CNY, PLN, and NTD)

	Covered assets or loss	Insurance coverage	Beneficiary
Package Insurance(*1)	Inventories and property, plant and equipment	KRW19,719,500 CNY5,880 PLN928	Controlling Company and other

Package Insurance(*1)	Inventories	KRW1,000,000 USD650	“

Package Insurance(*1)	Business interruption	KRW5,400,000 CNY2,607 PLN256	“

Package Insurance(*1)	Product liability	KRW3,000 CNY15 PLN10	“

Erection All Risks’ Insurance(*2)	Property, plant and equipment	KRW3,687,000	Controlling Company

Fire Insurance	Property, plant and equipment	KRW264,863	“

Directors’ and Officers’ Liability Insurance	Directors’ & officers’ liability	USD100	“

Products Liability Insurance	Products liability	USD35	“

Aviation Product Liability Insurance	Aviation product liability	USD500	“

Stock Throughput Insurance	Goods in the ordinary course of transit	USD25,859	“

Transit Insurance	Cargo/Inland	USD1,357	Suzhou Raken Technology Ltd.

(*1)	Package insurance provides multiple coverage in one policy. It refers to a policy providing both general liability and property insurance.
(*2)	This insurance policy covers unexpected loss in the course of assembly and installation of plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Intangible Assets

(a) Changes in intangible assets for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Other	Construction-in- progress (Software)	Total
Balance as of January 1, 2009	(Won)	52,311	29,010	5,101	5,351	3	107,921	199,697
Increase during the year		18,648	1	6	13,929	10,908	66,917	110,409
Amortization		(8,359)	(3,275)	(1,015)	(34,458)	(96)	—	(47,203)
Disposals		(2)	—	—	—	—	—	(2)
Transfer		—	—	—	156,830	—	(156,830)	—
Other		—	—	—	1,893	(235)	975	2,633

Balance as of December 31, 2009		62,598	25,736	4,092	143,545	10,580	18,983	265,534

Acquisition cost	(Won)	488,682	32,761	12,478	201,668	10,676	18,983	765,248

Accumulated amortization	(Won)	(426,084)	(7,025)	(8,386)	(58,123)	(96)	—	(499,714)

(In millions of Won)	2008
	Intellectual property rights		Rights to use electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Other	Construction-in- progress (Software)	Total
Balance as of January 1, 2008	(Won)	72,921	32,286	6,323	11,579	2	—	123,111
Increase during the year		26,772	—	27	310	1	107,921	135,079
Amortization		(45,785)	(3,276)	(1,249)	(4,734)	—	—	(55,044)
Disposals (*)		(1,597)	—	—	(1,804)	—	—	(3,449)

Balance as of December 31, 2008		52,311	29,010	5,101	5,351	3	107,921	199,697

Acquisition cost	(Won)	470,057	32,760	12,471	32,704	3	107,921	655,916

Accumulated amortization	(Won)	(417,746)	(3,750)	(7,370)	(27,353)	—	—	(456,219)

(b) Research and development costs are charged to expense as incurred and are classified as part of manufacturing overheads and selling, general and administrative expenses. The Company expensed (Won)775,701 million and (Won)501,551 million for the years ended December 31, 2009 and 2008, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Intangible Assets, Continued

(c) For the years ended December 31, 2009 and 2008, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(In millions of Won)

	2009		2008
Training expenses	(Won)	15,856	19,045
Advertising expenses		59,545	48,964
Overseas marketing expenses		6,148	14,228

	(Won)	81,549	82,237

15 Debentures

(a) Details of debentures issued by the Controlling Company as of December 31, 2009 and 2008 are as follows:

(In millions of Won)

	Maturity	Annual interest rate	2009		2008

Local currency debentures(*)
Publicly issued debentures	March 2010 ~ December 2014	4.50~5.89%	(Won)	890,000	850,000

Privately issued debentures	May 2011	5.3%		200,000	600,000
Less discount on debentures				(2,276)	(3,826)
Less current portion of debentures				(389,665)	(458,201)

				698,059	987,973

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,257)	(1,760)
Less conversion right adjustment				(66,540)	(93,111)
Add redemption premium				85,788	85,788
Less current portion of convertible bonds				(529,546)	—

			(Won)	—	502,472

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company redeemed local currency debentures with their face value amounting to (Won)400,000 million (par value) for the year ended December 31, 2009, and recognized a loss on redemption of debentures amounting to (Won)173 million as non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

15 Debentures, Continued

(b) Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010, and in 2009, they were reclassified to current liabilities. If the convertible bonds inclusive of redemption premium were classified as monetary liabilities, the loss on foreign currency translation would be (Won)152,531 million for the period from Issue date, April 18, 2007, to December 31, 2009.

The Controlling Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Controlling Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008.

As of December 31, 2009 and 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)

	December 31, 2009		December 31, 2008

Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

15 Debentures, Continued

(c) Aggregate maturities of the Company’s debentures as of December 31, 2009 are as follows:

(In millions of Won)

Period	Debentures		Convertible bonds(*)	Total
2010.1.1~2010.12.31	(Won)	390,000	—	390,000
2011.1.1~2011.12.31		200,000	—	200,000
2012.1.1~2012.12.31		300,000	597,343	897,343
2013.1.1~2013.12.31		—	—	—
2014.1.1~2014.12.31		200,000	—	200,000

	(Won)	1,090,000	597,343	1,687,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

16 Short-Term Borrowings and Long-Term Debt

(a) Short-term borrowings in foreign currency as of December 31, 2009 and 2008 are as follows:

(In millions of Won except interest rate)

Lender	Annual interest rate(*1)	2009		2008
Foreign currency loans(*2)
Korea Exchange Bank and others	LIBOR+0.65~1.00%	(Won)	229,787	601,068
China Communication Bank and others	LIBOR+0.4%, 1.15%		66,065	—
Kookmin Bank and others	3ML+2.8~5.5%		189,423	—
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4%		63,141	—
Korea Exchange Bank and others	6ML+0.9~2.0%		220,140	—
Korea Exchange Bank	6ML+1.18%		34,027	—

		(Won)	802,583	601,068

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).
(*2)	Foreign currency equivalent of the above short-term borrowings as of December 31, 2009 and 2008 is as follows:

(In millions)

	2009	2008
USD	272	478
JPY	38,383	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Short-Term Borrowings and Long-Term Debt, Continued

(b) Long-term debt as of December 31, 2009 and 2008 is as follows:

(In millions of Won except interest rate)

Lender	Annual interest rate(*1)	2009		2008	Redemption method

Local currency loans

The Export-Import Bank of Korea	6.08%	(Won)	—	9,850	Redemption by installments
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,380	18,982	“
Korea Development Bank	KDBBIR+0.77%		7,500	37,500	“
Korea Development Bank	KDBBIR+3.29%		120,000	—	“
Woori Bank	5.43%		200,000	—	Redemption at maturity
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	—	Redemption by installments
Less current portion of long-term debt			(9,872)	(40,451)

		(Won)	339,922	25,881

Foreign currency loans(*2)

Industrial and Commercial Bank of China and others	6ML+0.68%, 3ML+0.5%, 3M EURIBOR+0.6%, 95% of the Basic Rate published by the People’s Bank of China	(Won)	249,035	277,867	Redemption by installments
The Export-Import Bank of Korea	6ML+0.69%		58,380	62,875	Redemption by installments
Korea Development Bank	3ML+0.66%		163,464	176,050	Redemption at maturity
Kookmin Bank and others	3ML+0.35~0.53%		467,040	503,000	“
	6ML+0.41%		233,520	251,500	“
Less current portion of long-term debt			(133,259)	(54,517)

		(Won)	1,038,180	1,216,775

(*1)	M EURIBOR and KDBBIR represent Month EURIBOR(Euro Inter-Bank offered Rates) and Korea Development Bank Benchmark Interest Rates, respectively.
(*2)	Foreign currency equivalent as of December 31, 2009 and 2008 is as follows:

(in millions)
	2009	2008

USD	875	902
CNY	194	70
EUR	70	70

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Short-Term Borrowings and Long-Term Debt, Continued

(c) Aggregate maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

(In millions of Won)

Period	Local currency loans		Foreign currency loans	Total

2010.1.1~2010.12.31	(Won)	9,872	133,259	143,131
2011.1.1~2011.12.31		203,796	672,275	876,071
2012.1.1~2012.12.31		34,188	327,752	361,940
2013.1.1~2013.12.31		64,579	38,153	102,732
2014.1.1~2014.12.31		33,978	—	33,978
Thereafter		3,381	—	3,381

	(Won)	349,794	1,171,439	1,521,233

17 Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Balance at beginning of year	(Won)	202,013	153,535
Actual severance payments		(47,921)	(23,853)
Transferred from/to affiliated companies, net		1,630	3,339
Provision for retirement and severance benefits		79,525	68,992

Balance at end of year		235,247	202,013

Balance of deposits to National Pension Fund		(402)	(479)
Balance of the severance insurance deposits		(175,869)	(131,302)

Net balance	(Won)	58,976	70,232

The Controlling Company’s retirement and severance benefit plan is funded approximately 74.8% and 65.0% as of December 31, 2009 and 2008, respectively, through severance insurance deposits in Korea Life Insurance Co., Ltd. and others for the payment of severance benefits. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Monetary Assets and Liabilities Denominated In Foreign Currency

Monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes 15 and 16 to the financial statements as of December 31, 2009 and 2008 are as follows:

(In millions of Won, USD, JPY, EUR, PLN, CNY, HKD and NTD)

	2009
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :

Cash and cash equivalents	USD	311	1,167.60	(Won)	487,264
	JPY	49	12.6282
	EUR	1	1,674.28
	NTD	26	36.29
	CNY	608	171.06
	PLN	39	405.18

Trade accounts and notes receivable	USD	2,397	1,167.60		2,841,713
	JPY	11	12.6282
	EUR	21	1,674.28
	CNY	21	171.06

Other accounts receivable	USD	5	1,167.60		7,060
	JPY	7	12.6282
	CNY	9	171.06

				(Won)	3,336,037

Liabilities :

Accounts payable	USD	1,393	1,167.60	(Won)	1,950,253
	JPY	13,766	12.6282
	CNY	876	171.06

Other accounts payable	USD	211	1,167.60		661,111
	JPY	776	12.6282
	EUR	8	1,674.28
	NTD	258	36.29
	CNY	748	171.06
	PLN	79	405.18

Accrued expenses	USD	229	1,167.60		304,754
	JPY	50	12.6282
	EUR	1	1,674.28
	NTD	256	36.29
	CNY	126	171.06
	PLN	12	405.18
Long-term advances received	USD	500	1,167.60		583,800

				(Won)	3,499,918

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Monetary Assets and Liabilities Denominated In Foreign Currency, Continued

(In millions of Won, USD, JPY, EUR, PLN, CNY, HKD and NTD)

	2008
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :

Cash and cash equivalents	USD	427	1,257.50	(Won)	765,919
	JPY	5,374	13.9389
	EUR	25	1,776.22
	NTD	22	38.39
	CNY	459	184.09
	HKD	12	162.25
	PLN	53	426.18

Trade accounts and notes receivable	USD	1,535	1,257.50		1,971,366
	JPY	1,427	13.9389
	EUR	11	1,776.22

Other accounts receivable	USD	4	1,257.50		5,749
	JPY	7	13.9389
	CNY	3	184.09

Value added tax receivable	PLN	255	426.18		108,511

				(Won)	2,851,545

Liabilities :

Accounts payable	USD	511	1,257.50	(Won)	771,491
	JPY	6,384	13.9389
	EUR	6	1,776.22
	CNY	158	184.09
	NTD	—	38.39

Other accounts payable	USD	252	1,257.50		960,739
	JPY	40,398	13.9389
	EUR	2	1,776.22
	NTD	20	38.39
	CNY	254	184.09
	PLN	10	426.18

Accrued expenses	USD	1	1,257.50		26,914
	JPY	20	13.9389
	EUR	1	1,776.22
	NTD	15	38.39
	CNY	103	184.09
	PLN	12	426.18

				(Won)	1,759,144

(*)	PLN represents Poland Zloty.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)
	2009
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	58,105	113,866	(108,375)	63,596

(In millions of Won)
	2008
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	49,295	90,063	(81,253)	58,105

20 Commitments and Contingencies

(a) Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2009, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,830 million in connection with its export sales transactions. As of December 31, 2009, accounts and notes receivable amounting to USD187 million and JPY950 million were sold that are current and outstanding, and was recorded as short-term borrowings.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the year ended December 31, 2009, no accounts and notes receivable were sold.

The Controlling Company has an agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of December 31, 2009, no accounts and notes receivable are current and outstanding among the accounts and notes receivable sold during 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

20 Commitments and Contingencies, Continued

In June 2009, LG Display Singapore Pte. Ltd. (“LGDSG”), a subsidiary of the Controlling Company, entered into an accounts receivable selling program of up to USD250 million with Standard Chartered Bank. As of December 31, 2009, accounts and notes receivable amounting to USD150 million are current and outstanding with connection with the accounts and notes receivable sold by LGDSG. In July 2009, LG Display Taiwan Co., Ltd. (“LGDTW”), a subsidiary of the Controlling Company, entered into an accounts receivable selling program of up to USD400 million with Taishin International Bank. As of December 31, 2009, accounts and notes receivable amounting to USD261 million are current and outstanding in connection with the accounts and notes receivable sold by LGDTW. In July 2009, LG Display Shenzhen Co., Ltd. (“LGDSZ”) and LG Display Shanghai Co., Ltd. (“LGDSH”), subsidiaries of the Controlling Company, entered into accounts receivable selling programs with Bank of China limited. As of December 31, 2009, accounts and notes receivable amounting to USD108 million and USD82 million are current and outstanding in connection with the accounts and notes receivable sold by LGDSZ and LGDSH, respectively.

Letters of credit

As of December 31, 2009, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

Payment guarantees

The Controlling Company receives payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of December 31, 2009, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD17 million and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD410 million, EUR3.6 million, and JPY3,700 million, respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and other various banks amounting to USD13 million, JPY1,300 million and CNY2,158 million, respectively, relating to their local tax payments.

License agreements

As of December 31, 2009, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009, the Controlling Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Controlling Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

20 Commitments and Contingencies, Continued

(b) Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCD in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Controlling Company in the United States District Court for the Western District of Wisconsin; however, on May 30, 2007, the case was transferred to the United States District Court for the District of Delaware due to the Controlling Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s motion to transfer. The Controlling Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Controlling Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. (“O2 Micro) requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others infringed their patents relating to LCD Displays. On August 24, 2009, the Controlling Company and O2 Micro submitted a mutual agreement for the completion of the Trade Remedy Investigation on the Controlling Company to the ITC, and on September 25, 2009, the ITC approved this agreement and closed the investigation on the Controlling Company.

Investigation and litigation filed by authorities in Korea, Japan, Canada, US and European Commission

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

20 Commitments and Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). Additionally in 2009, separate claims were filed by ATS Claim, LLC, AT&T Corp., Motorola, Inc., Electrograph Technologies Corp., Nokia Corp., and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934.

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established reserves with respect to certain of the contingencies. However, actual liability may be materially different from the reserves estimated by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

21 Derivative Instruments

(a) Derivative instruments used by the Controlling Company for hedging purposes as of December 31, 2009 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

(b) Hedge of fair value

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2009 are as follows:

(In millions of Won and USD, except forward rate and maturity date)

Bank	Maturity date	Selling		Buying		Forward rate
UBS and others	January 22, 2010 ~ February 26, 2010	USD	175	(Won)	207,276	(Won)1,177~ (Won)1,200.5: USD1

(ii) Unrealized gains and losses related to the above derivatives as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	2,674	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

21 Derivative Instruments, Continued

(c) Hedge of cash flows

Details of the Controlling Company’s derivative instruments related to hedge of cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes as of December 31, 2009 are as follows:

(i) Cross Currency Swap

The Controlling Company made early settlements of cross currency swaps of floating to fixed interest amounting to USD100 million and USD50 million contracts. As a result, as of December 31, 2009, there is no cross currency swap outstanding. The unrealized gains and losses incurred on valuation of cross currency swap, net of tax, prior to the early settlement are recorded in accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses with present value amounting to (Won)4,523 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii) Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate

SC First Bank	May 24, 2010	USD100	Receive floating rate	6M LIBOR
			Pay fixed rate	5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses with present value amounting to (Won)3,047 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iii) Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2009 are as follows:

(In millions of Won)
Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements

Cross currency swap	(Won)	—	8,144	Fulfilled
Interest rate swap		—	3,047	Fulfilled

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

21 Derivative Instruments, Continued

(d) Realized gains and losses related to derivative instruments for the year ended December 31, 2009 are as follows:

(In millions of Won)
Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	13,645
Cash flow hedge	Interest rate swap		—	5,422
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		52,350	52,991

22 Capital Stock

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2009, the number of issued common shares is 357,815,700.

There are no changes in the capital stock from January 1, 2008 to December 31, 2009.

23 Capital Surplus

Capital surplus as of December 31, 2009 and 2008 is as follows:

(In millions of Won)

Accounts	2009		2008
Additional paid-in capital	(Won)	2,251,113	2,251,113
Conversion rights (*)		59,958	59,958

Total	(Won)	2,311,071	2,311,071

(*)	Net of tax effects.

24 Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2009 and 2008 is as follows:

(In millions of Won)

Accounts	2009		2008
Unrealized gains on available-for-sale securities	(Won)	6,250	25,934
Changes in equity arising from application of equity method		188	534
Loss on valuation of derivative instruments		(8,483)	(16,906)
Change in cumulative translation adjustments		136,919	164,376

Total	(Won)	134,874	173,938

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

25 Retained Earnings

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders in its shareholder’s meeting.

26 Income Taxes

(a) Income tax expense for the years ended December 31, 2009 and 2008 consists of:

(In millions of Won)	2009		2008
Current income taxes	(Won)	218,759	325,636
Deferred income taxes from change in temporary differences		(91,691)	(27,853)
Deferred income taxes from change in tax credit		(242,414)	(18,088)
Deferred income taxes added (deducted) to shareholders’ equity		10,945	(54,974)

Income tax expense (benefit)	(Won)	(104,401)	224,721

(b) The income tax expense calculated by applying statutory tax rates to the Controlling Company’s taxable income for the year differs from the actual tax expense in the statement of income for the years ended December 31, 2009 and 2008 for the following reason:

(In millions of Won)	2009		2008
Income before income tax	(Won)	944,251	1,311,499
Charge for income taxes at normal tax rates		265,975	370,586
Adjustments		(370,376)	(145,865)
Non-tax deductible expenses		36,268	1,918
Tax credits		(375,544)	(246,626)
Effect of changes in tax rates		(8,257)	18,683
Changes in unrealized deferred income tax assets		(18,791)	71,530
Others		(4,052)	8,630

Income tax expense (benefit)	(Won)	(104,401)	224,721

Effective tax rate		(-)11.06%	17.13%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

26 Income Taxes, Continued

(c) The tax effects of temporary differences, tax credit carryforwards and losses carryforwards that resulted in significant portions of deferred tax assets and liabilities at December 31, 2009 and 2008 are presented below:

(i) 2009

(In millions of Won)	January 1, 2009		Increase (decrease)	December 31, 2009

Accrued income	(Won)	(88,237)	46,996	(41,241)
Inventories		73,341	9,328	82,669
Change in fair value of available-for-sale securities		(33,248)	25,236	(8,012)
Long-term other payables		406,156	23,066	429,222
Equity method investments		(12,715)	(11,476)	(24,191)
Changes in other comprehensive income arising from equity method investments		(684)	443	(241)
Change in cumulative translation adjustments		(210,739)	35,201	(175,538)
Derivative instruments		(70,952)	68,278	(2,674)
Loss on valuation of derivative instruments		22,062	(10,871)	11,191
Accrued expenses		22,678	228,721	251,399
Property, plant and equipment		366,067	111,020	477,087
Warranty reserve and other reserves		61,520	7,927	69,447
Gain on foreign currency translation		(138,599)	(97,656)	(236,255)
Loss on foreign currency translation		435,875	(162,935)	272,940
Others		50,889	105,177	156,066

Total		883,414	378,455	1,261,869

Tax credit carryforwards	(Won)	468,620	269,349	737,969

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

26 Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2009		Increase (decrease)	December 31, 2009	Current	Non- current

Accrued income	(Won)	(21,353)	11,373	(9,980)	(9,980)	—
Inventories		18,239	1,673	19,912	19,912	—
Change in fair value of available-for-sale securities		(7,314)	5,552	(1,762)	—	(1,762)
Long-term other payables		—	—	—	—	—
Equity method investments		—	—	—	—	—
Changes in other comprehensive income arising from equity method investments		(150)	97	(53)	—	(53)
Change in cumulative translation adjustments		(46,363)	7,744	(38,619)	—	(38,619)
Derivative instruments		(17,170)	16,523	(647)	(647)	—
Loss on valuation of derivative instruments		5,156	(2,448)	2,708	1,832	876
Accrued expenses		5,619	54,880	60,499	57,028	3,471
Property, plant and equipment		76,357	33,306	109,663	—	109,663
Warranty reserve and other reserves		14,665	2,141	16,806	15,449	1,357
Gain on foreign currency translation		(33,541)	(23,633)	(57,174)	(57,174)	—
Loss on foreign currency translation		105,482	(40,894)	64,588	22,195	42,393
Others		8,540	25,377	33,917	9,503	24,414

Subtotal		108,167	91,691	199,858	58,118	141,740
Tax credit carryforwards		421,758	242,414	664,172	109,740	554,432

Deferred income tax assets	(Won)	529,925	334,105	864,030	167,858	696,172

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

26 Income Taxes, Continued

(ii) 2008

(In millions of Won)

	January 1, 2008		Increase (decrease)	December 31, 2008
Temporary differences:
Accrued income	(Won)	(14,055)	(74,182)	(88,237)
Inventories		77,462	(4,121)	73,341
Change in fair value of available-for-sale securities		—	(33,248)	(33,248)
Long-term other payables		—	406,156	406,156
Equity method investments		(10,304)	(2,411)	(12,715)
Changes in capital adjustment arising from equity method investments		—	(684)	(684)
Change in cumulative translation adjustments		(19,381)	(191,358)	(210,739)
Other current assets		15,561	(86,513)	(70,952)
Loss on valuation of derivative instruments		21,927	135	22,062
Gain on valuation of derivative instruments		(2,066)	2,066	—
Property, plant and equipment		396,793	(30,726)	366,067
Warranty reserve and other reserves		49,295	12,225	61,520
Gain on foreign currency translation		—	(138,599)	(138,599)
Loss on foreign currency translation		—	435,875	435,875
Others		19,545	54,022	73,567

Total		534,777	348,637	883,414

Tax credit carryforwards	(Won)	448,522	20,098	468,620

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

26 Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2008		Increase (decrease)	December 31, 2008	Current	Non- current

Accrued income	(Won)	(3,521)	(17,832)	(21,353)	(21,353)	—
Inventories		(6,754)	24,993	18,239	18,239	—
Change in fair value of available-for-sale securities		—	(7,314)	(7,314)	—	(7,314)
Long-term other payables		—	—	—	—	—
Equity method investments		(3,034)	3,034	—	—	—
Changes in capital adjustment arising from equity method investments		—	(150)	(150)	—	(150)
Change in cumulative translation adjustments		841	(47,204)	(46,363)	—	(46,363)
Other Current assets		3,898	(21,068)	(17,170)	(17,170)	—
Loss on valuation of derivative instruments		6,030	(874)	5,156	3,329	1,827
Gain on valuation of derivative instruments		(568)	568	—	—	—
Property, plant and equipment		65,539	10,818	76,357	—	76,357
Warranty reserve and other reserves		12,348	2,317	14,665	12,444	2,221
Gain on foreign currency translation		—	(33,541)	(33,541)	(33,541)	—
Loss on foreign currency translation		—	105,482	105,482	105,482	—
Others		5,535	8,624	14,159	18,618	(4,459)

Subtotal		80,314	27,853	108,167	86,048	22,119
Tax credit carryforwards		403,670	18,088	421,758	—	421,758

Deferred income tax assets	(Won)	483,984	45,941	529,925	86,048	443,877

(d) Details of the item which is not recognized as deferred tax assets are as follows:

(In millions of Won)	2009		2008
Long-term other payables	(Won)	429,222	406,156

As of December 31, 2009, the Company did not recognize temporary differences related to the Controlling Company guaranteed cumulative loss of a subsidiary, as the possibility of realization of the deferred tax assets, through events such as disposal of the related investments in foreseeable future, is remote.

(e) As of December 31, 2009, for the retained earnings of subsidiaries amounting to (Won)220,504 million, the Controlling Company did not recognize deferred tax liabilities considering the effect of credit for foreign taxes paid.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

26 Income Taxes, Continued

(f) Income tax expense that was directly charged or credited to accumulated other comprehensive income as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009				2008
	Amount		Current income tax	Deferred income tax	Amount	Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	(25,236)	—	5,552	33,248	—	(7,314)
Changes in other comprehensive income arising from equity method investments		(443)	—	97	684	—	(150)
Change in cumulative translation adjustments		(35,201)	—	7,744	191,358	—	(47,204)
Loss on valuation of derivative instruments		10,871	—	(2,448)	(135)	—	(874)
Gain on valuation of derivative instruments		—	—	—	(2,066)	—	568

	(Won)	(50,009)	—	10,945	223,089	—	(54,974)

(g) As of December 31, 2009 and 2008 details of aggregate deferred tax assets and liabilities, income taxes payable and income tax refund receivable are as follows:

(In millions of Won)	2009				2008
	Current		Non-current	Total	Current	Non-current	Total
Deferred tax assets	(Won)	235,659	736,606	972,265	158,112	502,163	660,275
Deferred tax liabilities		67,801	40,434	108,235	72,064	58,286	130,350
Income taxes payable		148,570	—	148,570	294,494	—	294,494

Statutory tax rate applicable to the Controlling Company is 24.2% and 27.5% for the years ended December 31, 2009 and 2008, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter. Under the Foreign Investment Promotion Act of Korea, the Controlling Company was exempt from payment of income taxes corresponding to one-half of the foreign investment ratio in 2008, however, the exemption period, which had started from 1999, was terminated and is not applicable in 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

27 Cost of Sales

Details of cost of sales for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009			2008

Finished goods	(Won)		18,265,059		13,414,877
Beginning balance of finished goods		539,387		453,034
Cost of goods manufactured		18,488,864		13,501,230
Ending balance of finished goods		(763,192)		(539,387)
Merchandise			3,011		189,438
Others			46,499		12,300

	(Won)		18,314,569		13,616,615

28 Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Salaries	(Won)	165,497	127,271
Severance benefits		8,799	9,523
Other employee benefits		42,215	25,596
Shipping cost		373,059	209,665
Rent		13,724	13,350
Fees and commissions		141,261	94,911
Entertainment		7,760	5,942
Depreciation		29,218	23,733
Taxes and dues		12,483	9,711
Travel		19,240	16,689
Training		11,441	10,343
Advertising		59,545	48,964
Sales promotion		8,124	24,446
Development costs		3,139	6,613
Research		164,825	141,427
Bad debt expenses		614	—
SVC expenses		131,397	103,371
Others		39,420	40,024

Total	(Won)	1,231,761	911,579

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

29 Earnings Per Share

(a) Basic earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)

	2009		2008

Net income	(Won)	1,062,474,062,621	1,086,896,360,997
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	2,969	3,038

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings per share.

(b) Diluted earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)

	2009		2008

Net income	(Won)	1,062,474,062,621	1,086,896,360,997
Interest on convertible bond, net of tax		20,521,477,453	19,139,925,063
Adjusted income		1,082,995,540,074	1,106,036,286,060
Adjusted weighted-average number of common shares outstanding and common equivalent shares(*)		368,457,551	368,346,462

Diluted earnings per share	(Won)	2,939	3,003

(*)	Adjusted weighted-average number of common shares outstanding is calculated as follows:

(Number of shares)

	2009	2008

Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,641,851	10,530,762

Adjusted weighted-average number of common shares (diluted)	368,457,551	368,346,462

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

29 Earnings Per Share, Continued

(c) The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2009 and 2008 is calculated as follows:

(Number of shares)	2009	2008

Number of convertible bonds	10,641,851	10,530,762
Period	January 1, 2009~ December 31, 2009	January 1, 2008~ December 31, 2008
Weight	365 days / 365 days	366 days / 366 days
Effect of conversion of convertible bonds	10,641,851	10,530,762

30 Dividends

(a) The dividend payout ratios for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won except Dividend payout ratio)	2009	2008
Dividend amount	178,908	178,908
Net income	1,062,474	1,086,896
Dividend payout ratio	16.84%	16.46%

(b) The dividend yield ratios for the years ended December 31, 2009 and 2008 are as follows:

(In Won except Dividend yield ratio)	2009	2008
Dividend per share	500	500
Market price of a common share of the Controlling Company as of year end	39,250	21,000
Dividend yield ratio	1.27%	2.38%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

31 Share-Based Payments

(a) The terms and conditions of share-based payment arrangement as of December 31, 2009 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Controlling Company before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

(b) The changes in the number of SARs outstanding for the years ended December 31, 2009 and 2008 are as follows:

(Number of shares)

	Stock appreciation rights
	2009	2008

Balance at beginning of year	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of year	110,000	110,000

Exercisable at end of year	110,000	110,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

32 Comprehensive Income

Comprehensive income for the years ended December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009		2008

Net income	(Won)	1,083,653	1,086,778
Change in fair value of available-for-sale securities, net of tax effect of (Won)5,552 million in 2009 and (Won)(7,314) in 2008		(19,684)	25,934
Change in equity arising from application of equity method, net of tax effect of (Won)97 million in 2009 and (Won)(150) in 2008		(346)	534
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(2,448) million in 2009 and (Won)(874) million in 2008		8,423	(1,009)
Change in cumulative translation adjustments, net of tax effect of (Won)7,744 million in 2009 and (Won)(47,204) million in 2008		(35,639)	144,154

Consolidated Comprehensive income		1,036,407	1,254,893

Comprehensive income of the Controlling Company		1,023,410	1,255,011

Comprehensive income (loss) of minority interest	(Won)	12,997	(118)

33 Value-Added Information

Value added information for the years ended December 31, 2009 and 2008 is as follows:

(i) 2009

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total

Salaries and wages	(Won)	891,211	165,497	67,956	22,535	1,147,199
Severance benefits		64,013	8,799	4,595	2,118	79,525
Other employee benefits		177,088	42,215	7,961	2,607	229,871
Rent		11,644	13,724	771	1	26,140
Depreciation (*2)		2,794,404	29,218	19,706	1,986	2,845,314
Taxes and dues		16,691	12,483	526	7	29,707

	(Won)	3,955,051	271,936	101,515	29,254	4,357,756

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

33 Value-Added Information, Continued

(ii) 2008

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total

Salaries and wages	(Won)	690,498	127,271	54,595	21,305	893,669
Severance benefits		53,329	9,523	4,673	1,467	68,992
Other employee benefits		120,668	25,596	6,197	2,119	154,580
Rent		12,543	13,350	446	—	26,339
Depreciation (*2)		2,497,785	23,733	19,503	708	2,541,729
Taxes and dues		10,654	9,711	170	—	20,535

	(Won)	3,385,477	209,184	85,584	25,599	3,705,844

(*1)	Research and development expense includes amount allocated to cost of sales and selling, general and administrative expense.
(*2)	Depreciation includes amortization of intangible assets.

34 Supplemental Cash Flow Information

Significant non-cash investing and financing activities for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Increase (decrease) in other accounts payable arising from purchase of property, plant and equipment	(Won)	(604,186)	1,251,752

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

35 Segment Information

(a) The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

(b) The Company sells its products in domestic and foreign markets. Export sales represent approximately 95% of total sales for the year ended December 31, 2009. The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2009 and 2008:

(i) 2009

(In millions of Won)

	Korea			Asia	US	Europe	Consolidation adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	946,734	19,172,608	13,280,060	2,857,404	3,653,195	(19,296,430)	20,613,571
Inter-company sales		—	(18,355,050)	(796,500)	(1,032)	(143,848)	19,296,430	—

Net sales	(Won)	946,734	817,558	12,483,560	2,856,372	3,509,347	—	20,613,571

Operating income	(Won)		1,000,583	141,549	2,242	28,609	(105,742)	1,067,241

Total assets	(Won)		18,885,163	3,263,310	615,904	1,157,833	(4,384,020)	19,538,190

(ii) 2008

(In millions of Won)

	Korea			Asia	US	Europe	Consolidation adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	1,063,742	14,801,498	8,884,601	2,270,393	2,979,440	(13,736,039)	16,263,635
Inter-company sales		—	(12,999,573)	(572,161)	(5,795)	(158,510)	13,736,039	—

Net sales	(Won)	1,063,742	1,801,925	8,312,440	2,264,598	2,820,930	—	16,263,635

Operating income	(Won)		1,536,306	82,310	7,528	12,886	96,411	1,735,441

Total assets	(Won)		16,501,987	1,941,879	309,739	947,415	(2,312,654)	17,388,366

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Date of Authorization for Issue of Financial Statements

The 2009 financial statements were authorized for issue on January 20, 2010, at the Board of Directors Meeting.

37 Results of Operations for the Last Interim Period

(In millions of Won)	2009 4th Quarter		2008 4th Quarter
Revenue	(Won)	6,082,199	4,155,648
Operating income (loss)		357,146	(288,412)
Net income (loss) for the period		477,547	(683,903)
Earnings (loss) per share (in Won)		1,335	(1,911)

38 Status of the Company’s Adoption of Korean IFRS

The preparation of financial statements under Korean International Financial Reporting Standards (“K-IFRS”) is mandatory for all listed companies in the Republic of Korea from 2011; however, the Company has elected to early adopt K-IFRS from the year ended December 31, 2010. Information on the Company’s K-IFRS adoption plan and the current status of progress is as follows:

(a) K-IFRS Adoption Plan and current status of progress

The Company has employees in its accounting department who prepare for early adoption and perform related tasks. These employees analyze the effect of K-IFRS adoption to the Company and its financial reporting system and financial statements and report the results and status of the Company’s transition to K-IFRS to the management. In 2007, the Company has contracted external consultants and completed generally accepted accounting principles (“GAAP”) difference analysis. As a result, the Company’s accounting policy in accordance with IFRS was established after an analysis of GAAP differences between Korean GAAP (“K-GAAP”) and K-IFRS and alternative accounting methods allowed in K-IFRS. Currently, the Company is preparing financial statements in accordance with K-IFRS for the transition date and the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

(b) Differences between Accounting under K-IFRS and under K-GAAP Expected to Have a Material Effect on the Company

Area	Current K-GAAP	K-IFRS
Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9, the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and do not revaluate	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, left at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, recognize all actuarial gain/loss in equity.

Share-based payment	In accordance with K-GAAP Interpretation 39-35, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	The Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income, and any dividend recognized in profit at the date when dividend is determined. Convertible preferred stock is regarded as debt security.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

Area	Current K-GAAP	K-IFRS
Derivatives	In accordance with K-GAAP Interpretation 53-70, The Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date)

Long-term payables	Long-term payables of LGDUS is discounted using the Company’s weighted average borrowing rate.	Long-term payables of LGDUS is discounted using risk free rate.

Allocation of difference between cost and book value of investment (Goodwill)	In accordance with K-GAAP, the Company amortizes goodwill over its estimated useful life under straight-line method	In accordance with K-IFRS 1028,, the Company does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Company allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with K-IFRS 1028,, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

Area	Current K-GAAP	K-IFRS
Deferred taxes	Recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified current or non-current portion based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	Deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with K-IFRS 1027, scope of consolidation is determined based on control model.

(c) Changes in scope of consolidation

Consolidated subsidiaries under Korean GAAP and K-IFRS as of December 31, 2009 are as follows:

Consolidated Subsidiaries under K-GAAP	Consolidated Subsidiaries under K-IFRS	Difference
LG Display America, Inc.	LG Display America, Inc.	—
LG Display Germany GmbH	LG Display Germany GmbH	—
LG Display Japan Co., Ltd.	LG Display Japan Co., Ltd.	—
LG Display Taiwan Co., Ltd.	LG Display Taiwan Co., Ltd.	—
LG Display Nanjing Co., Ltd.	LG Display Nanjing Co., Ltd.	—
LG Display Shanghai Co., Ltd.	LG Display Shanghai Co., Ltd.	—
LG Display Poland Sp. zo.o.	LG Display Poland Sp. zo.o.	—
LG Display Guangzhou Co., Ltd.	LG Display Guangzhou Co., Ltd.	—
LG Display Shenzhen Co., Ltd.	LG Display Shenzhen Co., Ltd.	—
LG Display Singapore Pte. Ltd.	LG Display Singapore Pte. Ltd.	—
LG Electronics (Nanjing) Plasma Co., Ltd	LG Electronics (Nanjing) Plasma Co., Ltd	—
Suzhou Raken Technology Ltd.	—	The Company is determined to lack control under K-IFRS

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

(d) Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRS on the Company’s financial position as of January 1, 2009, the transition date to IFRS, are as follows:

(in millions of won)

	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623

Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

K-IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

(ii) The effects of the adoption of K-IFRS on the Company’s financial position as of December 31, 2009 are as follows:

(in millions of won)

	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893

Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,613	108,429	(92,816)

Total adjustment		165,288	341,432	(176,144)

K-IFRS	(Won)	19,703,478	9,663,729	10,039,749

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under IFRS
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

38 Status of the Company’s Adoption of Korean IFRS, Continued

(iii) The effects of the adoption of K-IFRS on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of won)

	Net income		Total Comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,443)

Total adjustment		34,125	14,344

K-IFRS	(Won)	1,117,778	1,050,751

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under IFRS
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

The effects of K-IFRS adoption to the Company’s financial position and result of operations may change if the Company’s selection of IFRS accounting policy changes.

Report on the operation of internal Control of Financial Reporting

To the Board of Directors and Audit Committee of LG Display Co., Ltd

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2009.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2009, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 18, 2010

James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

Young Soo Kwon

Chief Executive Officer

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2009 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2009. We did not review the Company’s IACS subsequent to December 31, 2009. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2010

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2009 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 19, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President/IR Department